As confidentially submitted to the Securities and Exchange Commission on June 9, 2025.

 This draft registration statement has not been publicly filed with the U.S. Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-[●]

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3

To

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

COLLAB Z INC.

(Exact name of registrant as specified in its charter)

Nevada	6500	99-3072058
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

29 Orinda Way, Unit 2060

Orinda, California 94563

Tel: (341) 202-5530

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Qiaojun Lai

29 Orinda Way, Unit 2060

Orinda, California 94563

Tel: (341) 202-5530

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Ross D. Carmel, Esq. Matt Siracusa, Esq. Sichenzia Ross Ference Camel LLP 1185 Avenue of the Americas, 31st Floor New York, NY 10036 Telephone: (212) 930-9700 Facsimile: (212) 930-9725	Lawrence Metelitsa, Esq. Soyoung Lee, Esq. Lucosky Brookman LLP 101 Wood Avenue South, 5th Floor Woodbridge, NJ 08830 Telephone: (732) 395-4400

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☒
Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for comply with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

EXPLANATORY NOTE

This registration statement contains two prospectuses, as set forth below.

●	Public Offering Prospectus. A prospectus to be used for the initial public offering (the “Public Offering Prospectus”) of up to 1,250,000 shares of common stock (1), with such shares of common stock to be sold in a firm commitment underwritten offering through the underwriters named on the cover page of the Public Offering Prospectus.

●	Resale Prospectus. A prospectus to be used for the resale by the selling stockholders (the “Selling Stockholders” set forth in the section of the resale prospectus (the “Resale Prospectus”) entitled “Selling Stockholders” of an aggregate of 100,000 shares of common stock.

The Resale Prospectus is substantively identical to the Public Offering Prospectus, except for the following principal points:

●	they contain different outside and inside front covers and back covers;

●	they contain different “Offering” sections in the “Prospectus Summary” section beginning on page Alt-1;

●	they contain different “Use of Proceeds” sections on page Alt-8;

●	the “Capitalization” and “Dilution” sections from the Public Offering Prospectus are deleted from the Resale Prospectus;

●	a “Selling Stockholders” section is included in the Resale Prospectus;

●	the “Underwriting” section from the Public Offering Prospectus is deleted from the Resale Prospectus and a “Selling Stockholder Plan of Distribution” is inserted in its place in the Resale Prospectus; and

●	the “Legal Matters” section in the Resale Prospectus on page Alt-10 deletes the reference to counsel for the underwriters.

The Company has included in this registration statement a set of alternate pages after the back cover page of the Public Offering Prospectus (the “Alternate Pages”) to reflect the foregoing differences in the Resale Prospectus as compared to the Public Offering Prospectus. The Public Offering Prospectus will exclude the Alternate Pages and will be used for the initial public offering by the Company. The Resale Prospectus will be substantively identical to the Public Offering Prospectus except for the addition or substitution of the Alternate Pages, and such other changes as may be necessary to clarify references to the initial public offering or the resale offering and will be used for the resale offering by the Selling Stockholders.

(1)	Assumes the underwriters’ 45-day option to purchase up to 15% additional shares of common stock to cover over-allotments if any, has not been exercised.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	DATED JUNE 9, 2025

COLLAB Z INC

1,250,000 Shares of Common Stock

This is an initial public offering of 1,250,000 shares of our common stock, par value $0.001 per share. We currently expect the initial public offering price to be $4.00 per share. Before this offering, there has been no public market for shares of our common stock. We have applied to have the shares of common stock listed on The Nasdaq Capital Market, or Nasdaq, under the symbol “CLBZ.” If shares of our common stock are not approved for listing on Nasdaq, we will not consummate this offering. No assurance can be given that our application will be approved.

In addition the selling stockholders (the “Selling Stockholders”) are offering an aggregate of 100,000 shares of our common stock to be sold pursuant to a separate resale prospectus (the “Resale Prospectus”). We will not receive any proceeds from the sale or other disposition of shares of common stock by the Selling Stockholders. The Selling Stockholders will bear all commissions and discounts, if any, attributable to the sale or other disposition of the shares of common stock. We will bear all costs, expenses and fees in connection with the registration of the Selling Stockholders’ shares. No resales of shares of common stock covered by the Resale Prospectus shall occur until the shares of common stock sold in our initial public offering begin trading on The Nasdaq Capital Market. The Selling Stockholders will comply with any lock-up obligations that are required by the underwriters in connection with the Company’s initial public offering.

The Company currently has 5,000 shares of Series X Preferred Stock, par value $0.001 per share (the “Series X Preferred Stock”) issued and outstanding, all of which are owned by YRQ Irrevocable Trust (“YRQ Trust ”). Each share of Series X Preferred Stock is entitled to 1,000 votes on all matters on which our common stock is entitled to vote, except as otherwise prohibited by law. Other than the Series X Preferred Stock’s voting rights, the Series X Preferred Stock is not entitled to any rights which would supersede the rights of our common stockholders. As a result of YRQ Trust’s ownership of 5,000 shares of Series X Preferred Stock, YRQ Trust is entitled to an aggregate of 5 million votes on all matters our common stock is entitled to vote on except as otherwise prohibited by law or as otherwise prohibited by the rules and regulations of any exchange on which the Company’s common stock is listed, or shall be listed. The trustees and beneficiaries of YRQ Trust are immediate family members of our founder and former Chairman, Mr. Qian Wang. Because Mr. Qian Wang, directly and indirectly, through his related entities and entitles controlled by immediate family members, including YRQ Trust, will together, as a group (collectively, the “Controlling Group”), hold approximately [●]% of the voting power of our common stock upon the closing of this offering, we will be a “controlled company” under the corporate governance rules of Nasdaq assuming the underwriters do not exercise their over-allotment. However, we do not currently expect to rely upon the “controlled company” exemptions.

We are an emerging growth company under the federal securities laws and as such, we have elected to take advantage of certain reduced public company reporting requirements for this prospectus and future filings. See “Prospectus Summary—Implications of Being an Emerging Growth Company” for additional information.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 13 of this prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us(2)	$	$

(1)	Represents underwriting discounts equal to seven and one quarter percent (7.25%) per share (or $[●] per share), which is the underwriting discounts we have agreed to pay on investors in this offering introduced by the underwriters. We have also agreed to issue warrants to the Representativeof the underwriters exercisable in the aggregate for up to such number of shares as is equal to 4% of the number of shares sold in this offering, at a price equal to 110% of the public offering price (the “Representative’s Warrants”), to reimburse the underwriters for certain expenses and to provide the representatives a non-accountable expense allowance equal to 1.0% of the gross proceeds of this offering. See “Underwriting” for additional information regarding compensation payable to the underwriter.

(2)	The amount of offering proceeds to us presented in this table does not give effect to the exercise of (i) the over-allotment option issued to the underwriters or (ii) the Representative’s Warrants.

This offering is being conducted on a firm commitment basis. The underwriters are obligated to take and purchase all of the shares of common stock offered under this prospectus if any such shares are taken.

We have granted a 45-day option to the underwriters to purchase up to 187,500 additional shares of common stock, representing 15% of the shares of common stock sold in this offering, solely to cover over-allotments, if any. If the underwriters exercise the option in full, the total proceeds to us, less underwriting discounts, commissions and non-accountable expenses payable, will be $4.8 million, based on an assumed public offering price of $4.00 per share.

Delivery of the shares of common stock is expected to be made on or about ______ , 2025.

Sole Book-Running Manager

R.F. Lafferty & Co., Inc.

The date of this prospectus is _________, 2025.

You should rely only on the information contained in this prospectus. We and the underwriters have not authorized anyone to provide you with additional information or information different from that contained in this prospectus. We are not making an offer of these securities in any state or other jurisdiction where the offer is not permitted. The information in this prospectus may only be accurate as of the date on the front of this prospectus regardless of the time of delivery of this prospectus or any sale of our securities.

No person is authorized in connection with this prospectus to give any information or to make any representations about us, our common stock hereby or any matter discussed in this prospectus, other than the information and representations contained in this prospectus. If any other information or representation is given or made, such information or representation may not be relied upon as having been authorized by us. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy our securities in any circumstance under which the offer or solicitation is unlawful. Neither the delivery of this prospectus nor any distribution of our securities in accordance with this prospectus shall, under any circumstances, imply that there has been no change in our affairs since the date of this prospectus.

For investors outside the United States: Neither we, nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside the United States.

Unless otherwise indicated, information in this prospectus concerning economic conditions, our industries, and our markets is based on a variety of sources, including information from third-party industry analysts and publications and our estimates and research. This information involves a number of assumptions, estimates, and limitations. The industry publications, surveys and forecasts, and other public information generally indicate or suggest that their information has been obtained from sources believed to be reliable. None of the third-party industry publications used in this prospectus were prepared on our behalf. The industries in which we operate are subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors” in this prospectus. These and other factors could cause results to differ materially from those expressed in these publications.

i

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to us. All statements other than statements of historical facts are forward-looking statements. The forward-looking statements are contained principally in, but not limited to, the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

●	the effect of and uncertainties related the ongoing volatility in interest rates;

●	our ability to achieve and maintain profitability in the future;

●	the impact on our business of the regulatory environment and complexities with compliance related to such environment;

●	our ability to respond to general economic conditions;

●	our ability to manage our growth effectively and our expectations regarding the development and expansion of our business;

●	our ability to access sources of capital, including debt financing and other sources of capital to finance operations and growth;

●	our ability to grow market share in existing markets or any new markets we may enter;

●	our ability to develop new products, features and functionality that are competitive and meet market needs;

●	our ability to realize the benefits of our strategy, including our financial services and platform productivity;

●	our ability to make accurate credit and pricing decisions or effectively forecast our loss rates;

●	our ability to establish and maintain an effective system of internal controls over financial reporting;

●	our ability to maintain the listing of our securities on Nasdaq;

●	sales of our common stock by us or our stockholders, which may result in increased volatility in our stock price;

●	the outcome of any legal or governmental proceedings that may be instituted against us; and

●	other factors detailed under the section titled “Risk Factors.”

In some cases, you can identify forward-looking statements by terms such as “may,” “could,” “will,” “should,” “would,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “project” or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which are, in some cases, beyond our control and which could materially affect results. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the heading “Risk Factors” and elsewhere in this prospectus. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future performance.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely upon these statements.

MARKET DATA

The market data and certain other statistical information used throughout this prospectus are based on independent industry publications, governmental publications, reports by market research firms or other independent sources that we believe to be reliable sources. Industry publications and third-party research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. We are responsible for all of the disclosures contained in this prospectus, and we believe these industry publications and third-party research, surveys and studies are reliable. While we are not aware of any misstatements regarding any third-party information presented in this prospectus, their estimates, in particular, as they relate to projections, involve numerous assumptions, are subject to risks and uncertainties, and are subject to change based on various factors, including those discussed under the section entitled “Risk Factors” and elsewhere in this prospectus. Some data are also based on our good faith estimates.

TRADEMARKS

We own or have rights to various trademarks, service marks and trade names that we use in connection with the operation of our business. This prospectus may also contain trademarks, service marks and trade names of third parties, which are the property of their respective owners. Our use or display of third parties’ trademarks, service marks and trade names or products in this prospectus is not intended to, and does not imply a relationship with, or endorsement or sponsorship by, us. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus may appear without the ®, ™ or SM symbols, but the omission of such references is not intended to indicate, in any way, that we will assert, to the fullest extent under applicable law, our rights or the right of the applicable owner of these trademarks, service marks and trade names.

PROSPECTUS SUMMARY

This summary highlights selected information contained in other parts of this prospectus. Because it is a summary, it does not contain all of the information that you should consider before investing in shares of our common stock and it is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this prospectus. You should read the entire prospectus carefully, especially “Risk Factors,” “Special Note Regarding Forward-Looking Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes, before deciding to invest in shares of our common stock. Unless the context requires otherwise, the words “we,” “us,” “our,” “Company” and “Collab Z” refer collectively to Collab Z Inc., a Nevada corporation, and its affiliated entities.

Overview

Collab Z Inc., through its subsidiary, Collab CA LLC, has developed its pioneering Collab Platform, a first-of-its-kind Community-Based Property Management model that is designed to replace traditional property management practice by enabling community involvement and by leveraging modern technology, including artificial intelligence features currently under development. Our approach actively involves tenants and other skilled community members in the management process, handling leasing and daily operations in a way that minimizes conflicts of interest and improves tenant satisfaction. With a four-year lead over new market entrants and the ability to scale instantly without local staffing, Collab Z uniquely positions itself against both traditional property management firms and SaaS-based PropTech competitors.

Our mission is to democratize property management and to foster a more engaged community of tenants, property owners, and professional service providers to maximize asset value and to create a sustainable, decentralized organization that benefit all stakeholders involved.

Our vision is to revolutionize the real estate sector by maximizing community engagement in their living and working spaces for an autonomous and collaborative living experience.

We are committed to innovation, focusing on delivering substantial long-term value to our shareholders and improving the quality of life for our property owners, tenants, Community Pros, or CPs, and professional service providers. As we expand, our Collab Platform will continue to lead the shift towards a more connected and engaged property management ecosystem.

The Current Industry Challenges, Our Solution, and Our Opportunity

The Challenge

The property management industry faces longstanding inefficiencies and high costs due to outdated value chain structures. Collab Z has identified key pain points and opportunities for transformation:

1.

Inefficiency in Traditional Models: Legacy property management structures are bloated with excessive layers of human oversight and reliance on third-party service providers. This increases management costs, creates long lead times, reduces transparency, and often results in misaligned interests between stakeholders.

2.

Low Tenant Satisfaction: Traditional systems overlook the potential contributions of tenants who are willing to assist with routine tasks, such as communications, minor repairs, maintenance requests, and leasing coordination. This underutilization contributes to lower tenant satisfaction, higher turnover rates, and poorly maintained properties.

3.	Scalability Challenges: Traditional models struggle to scale across multiple properties and regions due to their dependence on local staffing and manual processes. This increases operational complexity and limits growth opportunities.

4.	Lag in Technology Adoption: Compared to other industries, property management has been slow to adopt disruptive technologies that could overhaul outdated operational models. This presents a significant opportunity for innovation.

Our Solution

Collab Z has developed its Collab Platform, a community-based property management solution that directly connects tenants with property management tasks, offering them financial incentives to contribute to their living environment and foster stronger community connections. AI-enhanced features for our Collab Platform are currently under development, with phased launches planned over an 18-month period starting in early 2025.

Our model enhances occupancy rate, eliminates unnecessary management layers, reduces operating expenses, and improves tenant satisfaction by delivering responsive services through Community Pros and professional service providers. Also, the Collab Platform enables faster entry into new market without building local teams.

As part of this model, Community Pros (“CPs”) are tenants who assist with property management tasks, such as leasing showings, minor repairs, administrative work, and customer support in exchange for financial incentives.

For repair and maintenance tasks requiring specialized expertise, professional service providers (licensed contractors such as HVAC, plumbing, and electrical repair specialists) handle the work.

CPs play a coordination and communication role, similar to property managers, contacting professional service providers, scheduling service appointments, and ensuring that repairs are completed as expected in a timely manner.

Our Opportunity

According to IBIS World, the property management industry reached $128.3 billion in revenue by the end of 2024, growing at a CAGR of 2.0%. As the first community-based property management solution, Collab Z is positioned to revolutionize this massive market.

With over 300,000 property management companies and 20 million rental properties in the U.S. (Sources: Truelist, February 2024; Rubyhome, August 2023), the opportunity for disruption is immense. The Collab Platform is designed to:

●	Streamline operations

●	Enhance tenant engagement

●	Maximize property value

By applying a community-driven model and planning the integration of AI-powered features currently under development, Collab Z addresses longstanding inefficiencies while scaling across the nation’s extensive rental property network.

Business Model

As the company grows its property management portfolio and enters new markets, these efforts serve as a bridge between the company’s current business model and its future business model, which prioritizes scalability, efficiency, and community engagement through the Collab Platform.

Current Business Model

The current business model reflects Collab Z’s foundational operations, encompassing Property Management Services, Development and Construction Management Businesses, procurement, Renovation Management, and EB-5 Immigration Investor Services.

1.	Property Management Services

Collab Z operates as a full-service property management provider, engaging the tenants to manage the day-to-day operations of rental properties. This includes leasing, vendor coordination, and property maintenance.

Leasing Process:

●	Tenant-Led Property Showings: Tenants actively participate in the leasing process by hosting property tours for prospective tenants. Their participation is tracked on the Collab Platform, and they are compensated accordingly, promoting active involvement and accountability.

Vendor Coordination:

●	Tenant-Initiated Vendor Engagement: Tenants play a coordination role, similar to property managers, contacting professional service providers, scheduling service appointments, and ensuring that repairs are completed in a timely manner.

Property Maintenance Services:

●	Task Claiming & Execution: Tenants can claim and complete repair & maintenance tasks such as minor maintenance requests, cleaning of common areas, and handling of packages.

●	Automated Compensation: The platform ensures that tenants are promptly compensated for their services, with instant payments processed for completed tasks, fostering a culture of efficiency and fairness.

This innovative approach utilizes the Collab Platform and integrates tenants as CPs, transforming traditional management structures into a decentralized, tenant-driven system that enhances efficiency and cost-effectiveness.

Revenue is generated through a fixed percentage of monthly lease income, fees for managing property-related expenses like repairs and maintenance, and commissions on new lease agreements. Certain properties also feature a profit-sharing model, where Collab Z earns a share of the rental income above guaranteed thresholds.

2.	Development and Construction Management

The Company oversees development and construction projects, ensuring timely completion within budget. These services contribute to property value enhancement, with development fees recognized monthly over the service period. Collab utilizes its extensive industry experience and resources to provide comprehensive professional services to multifamily developers, particularly in markets where it has a well-established presence.

Since early 2022, Collab Z has been engaged in the construction management of a new development at 1773 Oxford Street, Berkeley, California. This project is a 5-story, 24-unit student housing property with 81 beds, with a total estimated development cost of $20.5 million. Construction commenced in October 2022 and was completed in May 2025. In this role, Collab Z provides multiple services:

●	Design Consulting: Collab advises on unit types, furniture layouts, public areas, building material selections, and amenities to ensure they align with leasing and operational strategies, utilizing insights from tenant community user studies.

●	Procurement Consulting: Collab assists with sourcing and importing building materials from international markets, such as China and Malaysia, achieving significant cost reductions averaging 45%.

●	Pre-Operating Consulting: Services include rental pricing recommendations, leasing preparations, pre-leasing marketing, and operational license applications, often leveraging Collab’s extensive community resources.

Further expanding its portfolio, Collab Z began providing similar consulting services on January 1, 2025, for another significant project located at 2425 Durant Avenue, Berkeley, California. Planned as a 20-story student housing building with 169 units and 513 beds, this project covers 145,920 square feet and is currently in the entitlement process, with an anticipated completion date of April 2028.

Material Terms of Agreements and Related Risks:

●	For both projects, Collab’s base fees are structured to be paid either monthly or upon completion of specific services.

●	There are provisions allowing Collab to terminate the agreements if fees remain unpaid for more than 30 days.

●	Performance-based bonuses are subject to the discretion of the developers and owners, posing a risk of non-full payment if the bonus exceeds initial calculations.

●	As a consultant during the development phase, Collab does not bear responsibility for financial performance, construction quality, or the completion schedule of the projects. Decision-making authority rests with each project’s respective developer and owner.

3.	Procurement Services

Collab Z facilitates the sourcing of construction materials, particularly from international suppliers, streamlining procurement for property owners. Fees are recognized upon the completion of the service.

4.	Renovation Management

Collab Z manages property acquisition, renovation, and disposition projects, generating fees recognized throughout the project duration and upon specific milestones. This service ensures properties meet market demands and achieve maximum value.

5.	EB-5 Immigration Investor Services

The Company identifies EB-5 investment projects and assists investors with project selection, compliance documentation, and support during the application process. Revenue is recognized upon submission of the EB-5 application package.

6.	Consulting Services

The Company provides consulting services to third parties that are defined by service agreements. Consulting services may include terms whereby there are a set of deliverables required for which revenue will be recognized at a point in time when the deliverables are satisfied, or may relate to services that are performed periodically and recognized over time. Each contract is assessed for performance obligations. There is generally no right of return or refund related to these services.

Related Party Relationships

A significant aspect of our current business model is that a majority of our revenue, accounting for 63% in 2024, is derived from related parties. The nature of these relationships primarily involves properties under common control and management, for which Collab Z provides property management, development, renovation and procurement services to individual. Revenue from these services is recognized according to the progress and completion of specified tasks. Transactions with these related parties are conducted under terms that are revisited periodically to align with market practices and ensure compliance with regulatory standards. While these relationships contribute to our revenue streams, they are managed with careful consideration to maintain transparency and independence in our operations. As Collab Z evolves, our focus on refining our community-based property management services will continue alongside a review and potential adjustment of our involvement in transactions with related parties. See “Current Relationships And Related Party Transactions” for a more detailed discussion.

Future Business Model

As Collab Z evolves, we will transition toward a more focused and scalable operational model, emphasizing community-based property management as the core business, while scaling down other activities such as development, renovation management, and EB-5 services. This pivot reflects the Company’s strategic emphasis on long-term sustainability and market differentiation through its Collab Platform.

In the fiscal year 2024, our revenue streams were diversely distributed across several business units. Property management, which is becoming our primary focus, contributed 31% to our total revenue. Development and construction management accounted for 5%, procurement services constituted 13%, renovation management made up 14%, and EB-5 immigration investor services contributed 37% of our revenue.

Reflecting our strategic refocus, we plan to phase out EB-5 Immigration Investor Services within the next year. This decision aligns with our strategy to concentrate resources and expertise on enhancing our core property management services, responding to changes in market demand and regulatory landscapes. While development, renovation, and procurement services currently contribute to our diversified revenue streams, we plan to significantly scale down these activities. Over the next two years ,we expect their combined contributions to revenue will make up a less significant portion of revenue as we focus on property management services.

We have also entered into five separate limited liability company agreements (collectively, the “Joint Venture Agreements”) with five unaffiliated entities to form joint venture companies in Nevada, wherein we hold 40% ownership stake in each joint venture company. Each joint venture was established to pursue property management and related real estate activities in specific local markets using our community-based property management platform. These entities operate independently and are owned jointly by us and our respective joint venture partners.

Under each Joint Venture Agreement, we contributed our technology platform, branding rights, and management expertise, while our partners provided capital contributions, local operational support, and access to regional property opportunities. The joint ventures reflect our strategic focus on scaling up by expanding our property management footprint through local partnerships that leverage our Collab platform.

This pivot underscores our commitment to sustainability and efficiency, leveraging our proprietary platform to enhance property management services. By concentrating on our core competencies, we aim to strengthen our market position and ensure long-term growth and profitability. The outlined changes reflect a deliberate strategy to optimize our business operations and focus on areas with the highest growth potential and alignment with our long-term strategic goals. Detailed plans for this transition are subject to ongoing review by our management team to ensure alignment with evolving market conditions and company objectives.

Listing on the Nasdaq Capital Market

In connection with this offering, we have applied to list our common stock on the Nasdaq Capital Market under the symbol “CLBZ.” If Nasdaq approves our listing application, we expect to list our common stock and consummate this offering. Nasdaq’s listing requirements for the Nasdaq Capital Market include, among other things, a stock price threshold. If Nasdaq does not approve our application and the listing of our common stock, we will not proceed with this offering. There can be no assurance that our common stock will be listed on Nasdaq.

Recent Developments

Series B Private Placement

Pursuant to a Certificate of Designation filed with the Secretary of State of Nevada on June 5, 2025, we are authorized to issue up to 1,250,000 shares of Series B Preferred Stock with a stated value of $4.00 per share. Pursuant to a securities purchase agreement, dated May 27, 2025, we sold 75,000 shares of Series B Preferred Stock to one accredited investor for an aggregate purchase price of $300,000.

Joint Ventures

In March and April 2025, we entered into, the Joint Venture Agreements with five unaffiliated entities to form joint venture companies in Nevada, wherein we hold 40% ownership stake in each joint venture company. For four of the five joint venture agreements, the Company issued 10,000 shares for each joint venture entity, which valued $20,000 under the price of $2.00 per share, as part of the capital funding for the joint venture. For the remaining agreement, the Company issued 20,000 shares for the joint venture entity, which valued $40,000 under the price of $2.00 per share of our common stock, as part of the capital funding for the joint venture. Each joint venture was established to pursue property management and related real estate activities in specific local markets using our community-based property management platform. These entities operate independently and are owned jointly by us and our respective joint venture partners.

Under each Joint Venture Agreement, we contributed our technology platform, branding rights, and management expertise, while our partners provided capital contributions, local operational support, and access to regional property opportunities. Each joint venture company is governed by its own operating agreement, which includes customary provisions relating to management responsibilities, capital contributions, profit and loss allocations, and dissolution rights.

The joint ventures reflect our strategic focus on scaling up by expanding our property management footprint through local partnerships that leverage our Collab platform.

Our Corporate History and Structure

We were incorporated in Nevada on May 10, 2024, for the purpose of reorganizing our structure and to become the holding company for Collab LLC.

In September 2024, we issued an aggregate of 5,060,391 shares of our common stock in a private placement to certain initial investors pursuant to certain securities purchase agreements dated September 16, 2024 (the “Private Placement”), including an aggregate of 2,656,000 shares of common stock to the Controlling Group, comprised of 2,462,500 shares issued to YRQ Trust, 33,500 shares issued to SDZ-1-2022 Trust, 140,000 shares issued to SDZ-2-2022 Trust and 20,000 shares issued to Shui Dui Zi Irrevocable Family Trust. The trustees and beneficiaries of YRQ Trust are immediate family members of Mr. Qian Wang, our founder and former Chairman, who is the trustee of the SDZ-1-2022 Trust, the SDZ-2-2022 Trust and the Shui Dui Zi Irrevocable Family Trusts.

On October 3, 2024, we filed a Certificate of Designation with the Secretary of State of Nevada that authorized us to issue up to 5,000 shares of Series X Preferred Stock, par value $0.001 per share, and provides for 1,000 votes per share when voting together with the common stock. The Company issued all of the shares of Series X Preferred Stock to the YRQ Trust.

On December 11, 2024, we cancelled an aggregate of 4,519,500 shares of common stock pursuant to certain cancellation and release agreements dated December 11, 2024, in order to correct a structural error, which was remedied by the Reorganization Agreement (as defined below).

In December 2024, Collab LLC became a direct, wholly owned subsidiary of the Company through the closing of a share exchange pursuant to a Reorganization Agreement and Plan of Share Exchange dated December 30, 2024 (the “Reorganization Agreement” or “Reorganization”). Pursuant to the Reorganization, the sole member of Collab LLC, YRQ Trust, exchanged 100% of their member interests for a total of 4,550,500 shares of the Company’s common stock. As a result, Collab LLC became a direct, wholly owned subsidiary of the Company. Collab Z Inc. is a holding company and carries out all its operations through its subsidiaries. Collab LLC is our main operating subsidiary.

On January 2, 2025, YRQ Trust assigned 1,838,000 of its shares of common stock (the “Assigned Shares”) that it had received in the Reorganization to family irrevocable trusts, friends and family members of the beneficiaries of YRQ Trust (the “Assignment”). Following the Assignment, YRQ Irrevocable Trust owns 2,712,500 shares of common stock and 5,000 shares of Series X Preferred Stock. The Assigned Shares are held directly by the recipients and are no longer considered beneficially owned by YRQ Trust.

On June 5, 2025, we filed a Certificate of Designation with the Secretary of State of Nevada that authorized us to issue up to 1,250,000 shares of Series B Preferred Stock with a stated value of $4.00 per share. Pursuant to a securities purchase agreement, dated May 27, 2025, we sold 75,000 shares of Series B Preferred Stock to one accredited investor for an aggregate purchase price of $300,000.

Corporate Information

Our principal executive offices are located at 2001 Addison St, Suite 300, Berkeley, CA 94704. Our website address is https://living.collabhome.io/. The information included on our website is not part of this prospectus.

Summary of Risk Factors

An investment in our securities involves a high degree of risk. You should carefully consider the risks summarized below. These risks are discussed more fully in the “Risk Factors” section immediately following this Prospectus Summary. These risks include, but are not limited to, the following:

Risks Related to the Company and Our Business

●	We are a rapidly growing company with a relatively limited operating history, which may result in increased risks, uncertainties, expenses, and difficulties, and makes it difficult to evaluate our prospects.

●	A majority of our revenue is derived from property management and EB-5 management fees, which are subject to external economic and political conditions such as recessions, interests rates, foreign currency fluctuations, and declines in those engagements could have a material adverse effect on our financial condition and results of operations.

●	We track certain operational metrics, which are subject to inherent challenges in measurement, and real or perceived inaccuracies in such metrics may harm our reputation and adversely affect our stock price, business, results of operations, and financial condition.

●	Our growth plan may include completing acquisitions, which may or may not happen depending on the acquisition opportunities that are available in the marketplace.

●	We are subject to concentration risk.

●	We depend on our executive team and other employees to manage the business and the loss of one or more of these employees or an inability to attract and retain highly skilled employees could materially harm our business.

●	Our management team has limited experience managing a public company.

●	Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

●	Our consolidated financial statements have been prepared on a going concern basis and we must raise additional capital to fund our operations to continue as a going concern.

●	We have entered into certain related party transactions and may continue to rely on related parties for certain development and support activities.

●	We will be subject to various risks related to artificial intelligence (“AI”) and technology as we expand into the PropTech industry.

●	Relying on external AI technologies could lead to issues such as service disruptions or changes in licensing terms.

●	We are exposed to risks related to the adoption and use of artificial intelligence.

●	Our use of “open source” software could negatively affect our ability to provide AI-based PropTech services and subject us to possible litigation, and our participation in open source projects may impose unanticipated burdens or restrictions.

●	We might be exposed to potential financial liabilities as a result of receiving minimum rental guarantees.

●	Our revenue from our service agreements depends on timely payments, performance-based bonuses and project decisions which are beyond our control.

●	Our shift toward a property management-focused business model may result in revenue volatility and operational challenges.

●	We have entered and may continue to enter into joint ventures that will expose us to increased operating risks.

Risks Related to Our Intellectual Property and Platform Development

●	We are reliant on one main type of service and some of our products are still in the prototype phase and might never be operational products.

●	If we are unable to maintain the quality of our products, expand our product offerings or continue technological innovation and improvements, our prospects for future growth may be harmed.

●	We are making substantial investments in new product offerings and technologies and expect to increase such investments in the future. These efforts are inherently risky, and we may never realize any expected benefits from them.

●	The development and commercialization of our products are highly competitive.

●	We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.

●	General economic conditions and commercial real estate market conditions have had and may in the future have a negative impact on our business.

●	Seasonal fluctuations and other market data in the investment real estate industry could adversely affect our business and make comparisons of our quarterly results difficult.

●	Our business has been and may in the future be adversely affected by restrictions in the availability of debt or equity capital as well as a lack of adequate credit and the risk of deterioration of the debt or credit markets and commercial real estate markets.

●	We rely on third-party service providers to support our platform and information technology systems.

●	Some of our products and services contain open-source software, which may pose particular risks to our proprietary software, products, and services in a manner that could have a negative effect on our business.

●	We may not be able to continue to obtain licenses to third-party software and intellectual property on reasonable terms or at all, which may disrupt our business and harm our financial results.

●	Claims by others that we infringed their proprietary technology or other intellectual property rights could harm our business.

●	Our trademarks, copyrights, and other intellectual property could be unenforceable or ineffective.

●

Failure to obtain proper business licenses or other documentation or to otherwise comply with local laws and requirements regarding property management may result in civil or criminal penalties and restrictions on our ability to conduct business in that jurisdiction.

●	Changes in the regulation of the internet, mobile carriers, and their partners could negatively affect our business.

●	We collect, store, use and otherwise process personal information, including financial information and other sensitive data, which subjects us to governmental regulation and other legal obligations related to data privacy and security. Our actual or perceived failure to comply with such obligations could harm our business.

Risks Related to Our Regulatory Environment

●	Our business may be subject to a variety of U.S. financial regulations, many of which are overlapping, ambiguous and still developing, which could subject us to claims or otherwise harm our business.

●	Litigation, regulatory actions and compliance issues could subject us to significant fines, penalties, judgments, remediation costs and requirements resulting in increased expenses.

Risks Related to Taxation

●	We have made significant estimates and judgments in calculating our income tax provision and other tax assets and liabilities. If these estimates or judgments are incorrect, our operating results and financial condition may be materially affected.

●	Changes in tax laws could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to This Offering and Ownership of Our Securities

●	Concentration of ownership of our voting stock by the Controlling Group will prevent new investors from influencing significant corporate decisions.

●	While we are seeking to have shares of our common stock listed on Nasdaq, there is no assurance that either of such securities will be listed on Nasdaq. Even if we meet the initial listing requirements of the Nasdaq Capital Market, there can be no assurance that we will be able to comply with the continued listing standards of the Nasdaq Capital Market, a failure that could result in a delisting of our securities.

●	The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members.

●	Our management has broad discretion as to the use of the net proceeds from this offering.

●	We may issue additional debt and equity securities, which are senior to our common stock as to distributions and in liquidation, which could materially adversely affect the market price of our securities.

●	Our potential future earnings and cash distributions to our stockholders may affect the market price of our securities.

General Risk Factors

●	We may make decisions based on the best interests of our users to build long-term trust that may result in us forgoing short-term gains.

●	We have less experience operating in some of the newer market verticals to which we have expanded.

●	We may not be able to expand into new markets.

●	Damage to our reputation could negatively impact our business, financial condition, and results of operations.

Implications of Being an Emerging Growth Company

We are an “emerging growth company” as defined in Section 2(a) of the Securities Act, and we may remain an emerging growth company for up to five years following the closing of this offering. For so long as we remain an emerging growth company, we are permitted and intend to rely on certain exemptions from various public company reporting requirements, including not being required to have our internal control over financial reporting audited by our independent registered public accounting firm pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and any golden parachute payments not previously approved. In particular, in this prospectus, we have provided only two years of audited financial statements and have not included all of the executive compensation-related information that would be required if we were not an emerging growth company. Accordingly, the information contained herein may be different from the information you receive from other public companies in which you hold stock.

In addition, the federal securities laws provide that an emerging growth company may take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of some accounting standards until those standards would otherwise apply to private companies. We have elected to use this exemption from new or revised accounting standards during the period in which we remain an emerging growth company; however, we have and may adopt certain new or revised accounting standards early.

We would cease to be an “emerging growth company” upon the earliest to occur of: (i) the last day of the fiscal year in which we have $1.235 billion or more in annual revenue, (ii) the date on which we first qualify as a large accelerated filer under the rules of the Securities and Exchange Commission, or SEC, (iii) the date on which we have, in any three-year period, issued more than $1.0 billion in non-convertible debt securities, and (iv) the last day of the fiscal year ending after the fifth anniversary of this offering.

Implications of Being a Smaller Reporting Company

We are a “smaller reporting company” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended. We may take advantage of certain of the scaled disclosures available to smaller reporting companies until the fiscal year following the determination that our voting and non-voting common stock held by non-affiliates is more than $250 million measured on the last business day of our second fiscal quarter, or our annual revenues are less than $100 million during the most recently completed fiscal year and our voting and non-voting common stock held by non-affiliates is less than $700 million measured on the last business day of our second fiscal quarter.

The Offering

Shares offered:	1,250,000 shares of common stock (1,437,500 shares of common stock, if the underwriters exercise their over-allotment option in full).

Offering price (assumed):	$4.00 per share of our common stock.

Over-allotment option:	We have granted a 45-day option to the underwriters to purchase up to 187,500 additional shares of common stock, representing 15% of the shares of common stock sold in this offering.

Shares of common stock outstanding before the offering (1):	5,151,391 shares

Shares of common stock outstanding after the offering (2):	6,616,867 shares

Series X Preferred Stock; disparate voting control:	5,000 shares of our Series X Preferred Stock, having an aggregate of 5,000,000 votes (equivalent to our shares of common stock) all of which are owned by YRQ Irrevocable Trust, and which will have approximately [●]% voting control of our outstanding voting capital stock upon the consummation of this offering.

Use of proceeds:

We estimate that the net proceeds from the sale of the shares in the offering, at an assumed public offering price per share of $4.00, will be approximately $4.1 million after deducting the underwriting discounts and commissions and estimated offering expenses, or $4.8 million if the underwriters exercise their over-allotment option in full. We currently expect to use the net proceeds of this offering primarily for the following purposes:

●    approximately $1,000,000 for business development;

●    approximately $2,500,000 for system development; and

●     the remaining proceeds of approximately $616,125 for general corporate purposes, including capital expenditures and working capital.

Proposed Nasdaq listing and symbol:

We have applied to list our common stock on the Nasdaq Capital Market under the symbol “CLBZ.” No assurance can be given that our listing will be approved by Nasdaq or that a trading market will develop for the common stock. We will not proceed with this offering in the event the common stock is not approved for listing on the Nasdaq Capital Market.

Representative’s Warrants:	We have agreed to issue to the representatives of the underwriters or their designees at the closing of this offering, warrants to purchase the number of shares of our common stock equal to 4% of the aggregate number of shares sold in this offering (the “Representative’s Warrants”). The Representative’s Warrants will be exercisable at any time and from time to time, in whole or in part, during the four-and-a-half-year period commencing 6 months after the commencement of sales in this offering. The exercise price of the Representative’s Warrants will equal 110% of the initial public offering price per share, subject to adjustments.

Lock-up:	We and our directors, officers and certain stockholders who are holders of 5% or more of the outstanding shares of common stock as of the effective date of the registration statement of which this prospectus is a part have agreed with the underwriters not to, without the prior written consent of the representatives, for a period of 6 months after the consummation of this offering, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any classes of our stocks or any securities convertible into or exercisable or exchangeable for any classes of our stocks; (ii) file or caused to be filed any registration statement with the SEC, relating to the offering of any classes of our stocks or any securities convertible into or exercisable or exchangeable for any classes of our stocks; (iii) complete any offering of debt securities, other than entering into a line of credit with a traditional bank; or (iv) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any classes of our stocks, whether any such transaction described in clause (i), (ii), (iii) or (iv) above is to be settled by delivery of any classes of our stocks or such other securities, in cash or otherwise.

Dividend policy:	We currently intend to retain all available funds and future earnings, if any, for use in the operation of our business and do not anticipate paying any cash dividends on our common stock in the foreseeable future. Investors should not purchase our common stock with the expectation of receiving cash dividends.

Risk factors:	Investing in our securities involves a high degree of risk. As an investor, you should be able to bear a complete loss of your investment. You should carefully consider the information set forth in the “Risk Factors” section.

Transfer Agent:	The transfer agent and registrar for our common stock is [●].

(1)	The number of shares of common stock outstanding before this offering excludes the following shares:

●	587,975 shares of our common stock issuable upon the exercise of outstanding stock options issued under our 2025 Plan, at a weighted-average exercise price of $2.08 per share;

●	175,733 shares of our common stock reserved for future issuance under our 2025 Plan, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under our 2025 Plan; and

●	50,000 shares of common stock issuable upon the exercise of the Representative’s Warrants.

(2)	The number of shares of common stock outstanding after this offering includes an aggregate of 1,465,476 shares of common stock issuable upon the closing of this offering, consisting of the following shares:

●	1,250,000 shares of common stock to be issued in this offering;

●	100,000 shares of common stock to be issued at the closing of this offering to Blake Elliot Inc. as compensation pursuant to certain advisory agreement dated May 6, 2024;

●	8,333 shares of common stock issuable at a 75% discounted price of $3.00 per share assuming a public offering price of $4.00, upon the automatic conversion of $25,000 of a Simple Agreement for Future Equity (SAFE) issued by the Company in April 2023 (the “2023 SAFE”); and

●	107,143 shares of common stock issuable upon the conversion of 75,000 shares of Series B Preferred Stock.

Unless the context otherwise requires, the information in this prospectus assumes:

●	an assumed initial public offering price of $4.00 per share; and

●	no exercise of the Representative’s Warrants or over-allotment option issued in this offering.

Summary Financial Information

You should read the following summary financial information and operating data in conjunction with, and it is qualified in its entirety by reference to, our unaudited financial statements and audited financial statements and the related notes thereto, and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Our summary financial information set forth below are derived from our financial statements included elsewhere in this prospectus.

All financial statements included in this prospectus are prepared and presented in accordance with generally accepted accounting principles in the United States, or GAAP. The summary financial information is only a summary and should be read in conjunction with the financial statements and related notes contained elsewhere in this prospectus. The financial statements contained elsewhere fully represent our financial condition and operations, however, our historical results are not necessarily indicative of our results in any future period and results from our interim period may not necessarily be indicative of the results of the entire year.

				September 30,
	March 31, 2025			2024
	Actual	Pro Forma (1)	As Adjusted (2)	Actual

Cash	$48,725	$348,725	$4,464,850	$105,034
Accounts receivable	561,962	561,962	561,962	509,576
Due from related parties	491,834	491,834	491,834	2,557,033
Total current assets	1,987,018	2,287,018	6,403,143	3,205,907
Intangible assets, net	143,944	143,944	143,944	151,111
Investments in joint ventures	20,000	120,000	120,000	-
Total assets	2,474,354	2,874,354	6,667,087	3,357,018
Accounts payable and accrued expenses	368,971	368,971	368,971	161,136
Due to related parties	673,083	673,083	673,083	1,304,916
Total current liabilities	1,089,054	1,089,054	1,089,054	1,506,052
Line of credit	-	-	-	642,854
Total liabilities	1,114,054	1,114,054	1,089,054	2,173,906
Common stock subject to possible redemption	20,000	120,000	-	-
Total stockholders' equity	1,340,300	1,640,300	5,578,033	1,183,112
Total liabilities, common stock subject to possible redemption and stockholders' equity	$2,474,354	$2,874,354	$6,667,087	$3,357,018

(1)	Pro forma balance sheet information includes a) the effect of 50,000 shares issued in April 2025 pursuant to the Joint Venture Agreements, using a preliminary fair value of $2.00 per share and b) the issuance of 5,000 shares of Series B Preferred Stock for an aggregate purchase price of $300,000 in May 2025.

(2)	On a pro forma as adjusted basis to give effect to the sale by us of 1,250,000 shares of common stock in this offering at an assumed public offering price of $4.00 per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses. The as adjusted basis also gives effect to the following: a) 100,000 shares of common stock to be issued at the closing of this offering to Blake Elliot Inc. as compensation pursuant to certain advisory agreement dated May 6, 2024, b) 8,333 shares of common stock issuable upon the automatic conversion of $25,000 of a Simple Agreement for Future Equity (SAFE) issued by the Company in April 2023 (the “2023 SAFE”), c) 107,143 shares of common stock issuable upon the conversion of 75,000 shares of Series B Preferred Stock, and d) the reclassification of $120,000 in common stock subject to possible redemption to stockholders’ equity pursuant to the Joint Venture Agreements.

RISK FACTORS

An investment in our securities involves a high degree of risk. You should carefully consider the following risk factors, together with the other information contained in this prospectus, before purchasing our securities. We have listed below (not necessarily in order of importance or probability of occurrence) what we believe to be the most significant risk factors applicable to us, but they do not constitute all of the risks that may be applicable. Any of the following factors could harm our business, financial condition, results of operations or prospects, and could result in a partial or complete loss of your investment. Some statements in this prospectus, including statements in the following risk factors, constitute forward-looking statements. Please refer to the section titled “Cautionary Statement Regarding Forward-Looking Statements.”

RISKS RELATED TO OUR COMPANY AND OUR BUSINESS

We are a rapidly growing company with a relatively limited operating history, which may result in increased risks, uncertainties, expenses and difficulties, and makes it difficult to evaluate our prospects.

The Company has a limited history upon which an evaluation of its performance and prospects can be made. There can be no assurance that we will ever operate profitably. Our current and proposed operations are subject to all the business risks associated with new enterprises. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so.

We may not be able to effectively manage our growth and operations, which could materially and adversely affect our business.

We may experience rapid growth and development in a relatively short time span through our marketing efforts. The management of this growth will require, among other things, continued development of our financial and management controls and management information systems, stringent control of costs, increased marketing activities, the ability to attract and retain qualified management personnel, and the training of new personnel. We intend to hire additional personnel to manage our expected growth and expansion. Failure to successfully manage our possible growth and development could have a material adverse effect on our business and the value of our common stock.

We engage in related party transactions, which may result in conflicts of interest involving our senior management.

We have engaged in the past, and may continue to engage, in a substantial number of related party transactions. Related party transactions may present conflicts of interest, could result in disadvantages to our Company and may impair investor confidence, which could materially and adversely affect us. Related party transactions could also cause us to become materially dependent on related parties in the ongoing conduct of our business, and related parties may be motivated by personal interests to pursue courses of action that are not necessarily in the best interests of our Company and our stockholders. Further, the appearance of conflicts of interest created by related party transactions could impair the confidence of our investors.  In the case of transactions with affiliates, there may be an absence of arms’ length negotiations with respect to the terms, conditions and consideration with respect to goods and services provided to or by us. Our affiliates may economically benefit from our arrangements with related parties. If we engage in related party transactions on unfavorable terms, our operating results will be negatively impacted.

A majority of our revenue is derived from agreements with related parties, including revenues derived from property management and EB-5 management fees, which are subject to external economic and political conditions such as recessions, interests rates, foreign currency fluctuations, and declines in those engagements could have a material adverse effect on our financial condition and results of operations.

We historically have earned principally all of our revenue from transactions with related parties, specifically from property management and EB-5 management fees. Related party transactions could increase the risks of misrepresentations and fraud or increase the likelihood of a party not receiving the same level of benefit available in an arms-length transaction. We expect that we will continue to rely heavily on revenue from these sources for substantially all of our revenue for the foreseeable future. A decline in the number of transactions completed or in the value of the commercial real estate we finance could significantly decrease our revenues, which would adversely affect our business, financial condition and results of operations.

Our reliance on related parties for a substantial portion of our revenue from transactions with related parties creates risks to our business, financial condition and results of operations.

During the six months ended March 31, 2025 and 2024, approximately 65% and 100%, respectively, of our total revenue was generated from transactions with related parties. The reliance on related parties presents risks to our business. For example, a significant decline in businesses from these related parties could materially and adversely affect our revenue. In addition, a significant on related parties, for revenue may not reflect our ability to generate from unaffiliated third parties, which could hinder our ability to grow or diversify our customer base.

We track certain operational metrics, which are subject to inherent challenges in measurement, and real or perceived inaccuracies in such metrics may harm our reputation and adversely affect our stock price, business, results of operations, and financial condition.

We track certain operational metrics, which may differ from estimates or similar metrics published by third parties due to differences in sources, methodologies, or the assumptions on which we rely. Our internal systems and tools are subject to a number of limitations, and our methodologies for tracking these metrics may change over time, which could result in unexpected changes to our metrics, including the metrics we publicly disclose. If the internal systems and tools we use to track these metrics undercount or overcount or contain algorithmic or other technical errors, the data we report may not be accurate. While these numbers are based on what we believe to be reasonable estimates of our metrics for the applicable period of measurement, there are inherent challenges in measuring how our platform is used. Limitations or errors with respect to how we measure data or with respect to the data that we measure may affect our understanding of certain details of our business, which could affect our long-term strategies. If our operational metrics are not accurate representations of our business, if investors do not perceive these metrics to be accurate, or if we discover material inaccuracies with respect to these figures, our reputation may be significantly harmed, our stock price could decline, we may be subject to stockholder litigation, and our business, financial results and results of operations could be adversely affected.

Our growth plan may include completing acquisitions, which may or may not happen depending on the acquisition opportunities that are available in the marketplace.

Our ability to grow by acquiring companies or assets and by making investments to complement our existing businesses will depend upon the availability of suitable acquisition candidates. If we are unable to find suitable acquisition candidates, if we are unable to attract the interest of such candidates, or if we are unable to successfully negotiate and complete such acquisitions, that could limit our ability to grow.

We may be unable to make acquisitions and investments, successfully integrate acquired companies into our business, or our acquisitions and investments may not meet our expectations, any of which could adversely affect our business, financial condition, and results of operations.

We may in the future acquire or invest in businesses, offerings, technologies, or talent that we believe could complement or expand our existing product offerings, enhance our technical capabilities, or otherwise offer growth opportunities. The pursuit of future potential acquisitions and investments may divert the attention of management and cause us to incur significant expenses related to identifying, investigating, and pursuing suitable acquisitions and investments, whether or not they are consummated. Furthermore, even if we successfully acquire or invest in additional businesses or technologies, we may not achieve the anticipated benefits or synergies due to a number of factors, including, without limitation:

●	unanticipated costs or liabilities associated with the acquisition, including claims related to the acquired company, its product offerings, or technology;

●	the incurrence of acquisition-related or investment-related expenses, which would be recognized as a current period expense;

●	inability to generate sufficient revenue to offset acquisition or investment costs;

●	inability to maintain relationships with customers and partners of the acquired business;

●	challenges maintaining quality and security standards consistent with our brand;

●	inability to identify security vulnerabilities in acquired technology;

●	inability to achieve anticipated synergies or unanticipated difficulty with integration into our corporate culture;

●	the need to integrate or implement additional controls, procedures, and policies;

●	challenges caused by distance and cultural differences;

●	harm to our existing business relationships with business partners as a result of the acquisition or investment;

●	potential loss of key employees;

●	use of resources that are needed in other parts of our business and diversion of management and employee resources;

●	unanticipated complexity in accounting requirements;

●	use of substantial portions of our available cash or the incurrence of debt to consummate the acquisition; and

●	disputes that may arise out of earn-outs, escrows, and other arrangements related to an acquisition of a company.

Acquisitions also increase the risk of unforeseen legal liability, including for potential violations of applicable law or industry rules and regulations, arising from prior or ongoing acts or omissions by the acquired businesses that are not discovered by due diligence during the acquisition process.

We may have to pay cash, incur additional debt, or issue equity to pay for any future acquisitions or investments, each of which could adversely affect our financial condition. The sale of equity to finance any future acquisitions or investments could result in dilution to our stockholders. The incurrence of additional indebtedness would result in increased fixed obligations and could also include additional covenants or other restrictions that would impede our ability to manage our operations. Any of the foregoing could adversely affect our business, financial condition, and results of operations.

We may need to raise substantial additional capital in the future in order to execute our business plan and help us and our collaboration partners fund the development and commercialization of our products. If we are unable to raise capital when needed, we may be forced to delay, reduce or eliminate products, programs, commercial efforts, or sales efforts.

We may need to finance future cash needs through public or private equity offerings, debt financings, or strategic collaboration and licensing or royalty arrangements. Our stockholders may consequently experience additional dilution, and debt financing, if available, and such financings may involve restrictive covenants and/or high interest rates. Regarding accessing additional funds through collaboration and licensing arrangements, it may be necessary to relinquish some rights to our products, processes, and technologies or to grant licenses on terms not necessarily favorable to us. If adequate funds are not available from the foregoing sources, we may consider additional strategic financing options, including sales of assets, or we may be required to delay, reduce the scope of, or eliminate one or more of our research or development programs, or curtail some of our commercialization efforts. We may seek to access the public or private equity markets whenever conditions are favorable, even if we do not have an immediate need for additional capital.

We depend on our executive team and other employees to manage the business and the loss of one or more of these employees or an inability to attract and retain highly skilled employees could materially harm our business.

Our success depends largely upon the continued high performance of our executive team and other employees. We rely on our executive team for leadership in critical areas of our business, including product development, engineering, marketing, security, business development, and general and administrative functions. The loss of one or more of our executives or key employees would have an adverse effect on our business. From time to time, there may be changes in executives due to hiring or departures, which could disrupt our business. We do not have employment agreements with executives or other key personnel that require them to continue to work for us for any specified period and, therefore, they could terminate their employment at any time.

Our management team has limited experience managing a public company.

Our management team has limited experience managing a publicly traded company, interacting with public company investors, and complying with the increasingly complex laws pertaining to public companies. These new obligations and constituents require significant attention from our management team and may divert their attention away from the day-to-day management of our business, which could harm our business, results of operations, and financial condition.

We face stiff competition for qualified personnel and if we fail to attract new personnel or fail to retain and motivate our current personnel, our business, financial condition, and results of operations could be materially and adversely affected.

To execute our growth plan, we must attract and retain highly qualified personnel. Competition for qualified personnel is intense, especially for engineers experienced in designing and developing online and mobile products. We have experienced and we expect to continue to experience difficulty in hiring and retaining employees with appropriate qualifications. To attract and retain top talent, we have had to offer, and we believe we will need to continue to offer competitive compensation and benefits packages. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer.

Our lack of D&O insurance may also make it difficult for us to retain and attract talented and skilled directors and officers.

In the future, we may be subject to additional litigation, including potential class action and stockholder derivative actions. Risks associated with legal liability are difficult to assess and quantify, and their existence and magnitude can remain unknown for significant periods. To date, we have not obtained directors and officers liability (“D&O”) insurance. Without adequate D&O insurance, the amounts we would pay to indemnify our officers and directors should they be subject to legal action based on their service to the Company could have a material adverse effect on our financial condition, results of operations and liquidity. Furthermore, our lack of adequate D&O insurance may make it difficult for us to retain and attract talented and skilled directors and officers, which could further impact our ability to retain and attract talented and skilled directors and officers.

We will be a “controlled company” within the meaning of Nasdaq rules and, as a result, qualify for an exemption from certain corporate governance requirements.

Following this offering, we will continue to control a majority of the voting power of our outstanding voting stock, and as a result, we will be a “controlled company” within the meaning of the corporate governance standards. Under Nasdaq rules, a company of which more than 50% of the voting power is held by another person or group of persons acting together is a controlled company and may elect not to comply with certain corporate governance requirements, including the requirements that:

●	a majority of the board of directors consists of independent directors,

●	the nominating and corporate governance committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities,

●	the compensation committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities, and

●	there be an annual performance evaluation of the nominating and corporate governance and compensation committees.

Although we do not currently intend to avail ourselves of this exemption, these requirements will not apply to us as long as we remain a controlled company. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

We rely on a limited number of key personnel, and the loss of any of these individuals could harm our business.

Our success depends on the expertise and experience of a small team of professionals. The loss of any key personnel could delay project approvals, disrupt investor relations, or otherwise impair our ability to operate effectively. We have not obtained key-man life insurance policies on these individuals. The loss of any of its executives’ services could cause investors to lose confidence in our business. Further, our future success will also depend on our ability to retain and motivate other highly skilled employees. We may not be able to retain its key employees or attract, assimilate or retain other highly qualified employees in the future. If we do not succeed in attracting new personnel or retaining and motivating our current personnel, our business will be adversely affected.

Our consolidated financial statements have been prepared on a going concern basis and we must raise additional capital to fund our operations to continue as a going concern.

In Note 2 to our consolidated financial statements for the fiscal years ended September 30, 2024 and 2023 included elsewhere in this prospectus states that the financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company had $48,725 and $105,034 in cash and $1,024,028 and $2,906,609 in amounts due from related parties as of March 31, 2025 and September 30, 2024, respectively. The Company is heavily reliant on related parties as its primary revenue and cash flow sources and has historically generated revenues from sources that may not be recurring. The Company is early-stage, and expects to incur significant costs to expand its operations and conduct its business plan, which may result in future losses if it cannot effectively market its products and achieve market acceptance.

While property management fee is our recurring source of revenue, our future business success is dependent on our ability to generate cash from our operating activities or to raise additional capital to finance our operations. There is no assurance that we will succeed in obtaining sufficient funding on terms acceptable to us to fund continuing operations, if at all. The perception that we might be unable to continue as a going concern may also make it more difficult to obtain financing for the continuation of our operations on terms that are favorable to us, or at all, and could result in the loss of confidence by investors, suppliers and employees. Our consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. If we are unable to continue as a going concern, we may have to liquidate our assets and may receive less than the value at which those assets are carried on our consolidated financial statements, and it is likely that our investors will lose all or a part of their investment.

We have entered into certain related party transactions and may continue to rely on related parties for certain business activities.

We have engaged in the past, and may continue to engage, in a substantial number of related party transactions. For additional information related to this and other related party transactions, please see the section entitled “Current Relationships and Related Party Transactions.” Such related party transactions may not have been entered into on an arm’s-length basis, and we may have achieved more favorable terms because such transactions were entered into with our related parties. We rely on, and will continue to rely on, our related parties to earn revenues. If our related parties cease to demand real estate services from us, including by terminating agreements with us, we may be unable to obtain other sources of revenue on the same terms without disruption to our business. This could have a material effect on our business, results of operations and financial condition.

We will be subject to various risks related to artificial intelligence (“AI”) and technology as we expand into the PropTech industry.

As we plan to expand to the PropTech industry in the future and transition ourselves from a standard property developer to a tech, AI based innovator, we believe we will become subject to various risks related to AI and technology, including the following:

●	AI and AI-related markets are still in their infancy in comparison to other widely used software types, and it is unclear whether AI and AI-related markets will continue to grow. The success of our AI-based PropTech services will depend on the willingness of developers and other real estate industry participants to increase their use of AI.

●	AI is a fast growing industry and we must successfully adapt and manage technological advances in AI and AI-related markets, as well as effectively compete with the emergence of additional competitors in the industry in order to maintain and grow our AI-based PropTech business. Thus, the success of our AI-based PropTech business depends in large part on our ability to keep pace with rapid technological changes in the development and implementation of AI products and services.

●	Failure to attract and retain additional qualified personnel in the AI field could also prevent us from executing our business strategy and growth plans.

●	The information that AI learns may include highly confidential information. In the unlikely event of a leakage of such confidential information, our credibility may be negatively impacted, which may affect our business, operating results, and financial condition.

●	AI algorithms heavily rely on data for training and decision-making. However, the quality, completeness, and accuracy of real estate data can be inconsistent. Incomplete or biased data can lead to flawed predictions and suboptimal outcomes. Also, AI models can inadvertently perpetuate biases present in historical data. In real estate, this could lead to discriminatory practices related to property valuation, tenant selection, or mortgage approvals.

●	Handling sensitive personal information (e.g., financial records, property details) requires robust privacy safeguards. Data breaches or misuse could harm individuals and erode trust in AI-driven real estate solutions.

●	While AI models can excel in specific tasks (e.g., property valuation, demand prediction), scaling them across diverse markets or adapting them to unique local contexts remains a challenge. Real estate markets vary significantly by location, property type, and regulations. AI models must adapt to local nuances. A one-size-fits-all approach may not work. Customization for individual properties or regions is essential.

●	Developing, deploying, and maintaining AI systems involve significant costs. Small real estate businesses may struggle to afford AI solutions, limiting their access to advanced technology.

●	Real estate markets are influenced by economic cycles, geopolitical events, and unforeseen crises. AI models trained on historical data may struggle to predict sudden shifts or adapt to unprecedented situations.

●	Beyond technical challenges, ethical dilemmas arise. For instance, should AI prioritize profit over community well-being? Balancing commercial interests with societal impact is an ongoing debate.

Relying on external AI technologies could lead to issues such as service disruptions or changes in licensing terms.

We use AI technologies licensed from third parties in our technologies, and our ability to continue to use such technologies at the scale we need may be dependent on access to specific third-party software and infrastructure. We cannot control the availability or pricing of such third-party AI technologies, especially in a highly competitive environment, and we may be unable to negotiate favorable economic terms with the applicable providers. If any such third-party AI technologies become incompatible with our solutions or unavailable for use, or if the providers of such models unfavorably change the terms on which their AI technologies are offered or terminate their relationship with us, our solutions may become less appealing to our customers, and our business will be harmed. In addition, to the extent any third-party AI technologies are used as a hosted service, any disruption, outage, or loss of information through such hosted services could disrupt our operations or solutions, damage our reputation, cause a loss of confidence in our solutions, or result in legal claims or proceedings for which we may be unable to recover damages from the affected provider.

Our reliance on specific third-party AI providers, or the specialized integrations we build around them, may limit our ability to switch to alternative solutions quickly. Contractual obligations, proprietary APIs, or a need to retrain models on different platforms could result in prohibitively high switching costs. This limitation can reduce our negotiating leverage, preventing us from securing more favorable pricing or service levels from the current or competing vendors. If we are unable to pivot to alternative providers when market conditions or technology trends shift, our platform’s evolution and our competitive position could be constrained.

If our AI functionality is powered by external platforms, we rely on those vendors to maintain robust cybersecurity measures and adhere to strict data privacy standards. Despite best efforts, third-party providers could still experience data breaches, system intrusions, or other security incidents beyond our direct control. Any such compromise of our vendors’ systems can lead to unauthorized access or misuse of data and potentially give rise to legal claims or regulatory inquiries. Additionally, if an external provider fails to meet evolving privacy or security regulations, it could expose us to liability and operational risks through no direct fault of our own.

We are exposed to risks related to the adoption and use of artificial intelligence.

We are subject to various risks associated with the adoption and utilization of AI technologies by both our company and our competitors. The inherent complexity and rapid evolution of AI technology may hinder our ability to effectively implement these capabilities, potentially leading to significant costs without corresponding benefits to our business or customer value. Our AI implementations may result in errors or unintended outcomes due to algorithmic flaws, inadequate training data, or inherent biases, which could expose us to liability and reputational damage. Additionally, we face competitive risks if our adoption of AI or other machine learning technologies is not done timely or as effective as that of our competitors. AI technology also presents unique challenges related to data privacy, cybersecurity, and ethical considerations, which could impact our business operations. The regulatory landscape is continuously evolving, with new laws and regulations being proposed or enacted in various jurisdictions. Compliance with these diverse requirements could increase our operational costs, and any actual or perceived regulatory violations could subject us to enforcement actions, penalties, and reputational harm. The combined effect of these interrelated risks could materially and adversely affect our business operations, financial condition, and competitive position.

The technologies or models we rely upon may undergo major updates or shifts while our AI features are already live in the market. Such updates could force us to retrain or redeploy our own AI systems at inopportune times, increasing our costs and delaying upgrades or product releases. Furthermore, the vendor might unexpectedly discontinue certain features or stop supporting the version on which our platform depends. Any such mid-deployment disruption could result in downtime, diminished accuracy or usability, and ultimately damage our brand reputation and customer experience.

Use of AI-based chatbots, automated email systems, or virtual assistants to communicate with tenants risks generating inaccurate, misleading, or even non-compliant messages, especially if trained on incomplete or biased data. When automated interactions fail to handle tenant needs or provide incorrect information, it can cause confusion and frustration, and may even give rise to disputes or legal liabilities under consumer-protection or housing regulations. Reliance on AI to handle real-time tenant communication may also reduce our ability to detect and correct errors quickly, exposing us to reputational harm if the tenant experience deteriorates.

A number of larger, well-funded companies in the real estate and property-technology sectors are simultaneously investing in or building their own AI solutions. These organizations often possess more resources and larger datasets, giving them an inherent advantage in rapidly developing and refining powerful AI tools. Their scale can also allow them to enter the market more aggressively. If we cannot match the pace or sophistication of these bigger players, our competitive position and market share could be adversely affected, and we may face increased pressure to invest heavily in research and development or enter into less favorable partnerships to remain competitive.

Our use of “open source” software could negatively affect our ability to provide AI-based PropTech services and subject us to possible litigation, and our participation in open source projects may impose unanticipated burdens or restrictions.

We use open source software in our AI-based PropTech services, including as incorporated into software we receive from third-party commercial software vendors, and expect to continue to use open source software in the future. Use of open source software may entail greater risks than use of third-party commercial software. The terms of many open source licenses have not been interpreted by U.S. courts, and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to market or commercialize our products. We may face claims from others alleging breach of license requirements or infringement of intellectual property rights in what we believe to be licensed open source software. In addition, under the terms of some open source licenses, under certain conditions, we could be required to release our proprietary source code that was developed using, incorporating or linked with such open source software, or apply open source licenses to our proprietary software, including authorizing further modification and redistribution. These claims or requirements, including any change to the applicable license terms, could also result in litigation, require us to purchase a costly license, require us to devote additional research and development resources to change our offerings, or require us to cease offering the implicated services unless and until we can find alternative tools or re-engineer them to avoid infringement or release of our proprietary source code, any of which would have a negative effect on our business and operating results. Some open source software may include generative AI software or other software that incorporates or relies on generative AI.  The use of such software may expose us to risks as the intellectual property ownership and license rights, including copyright, of generative AI software and tools, has not been fully interpreted by U.S. courts or been fully addressed by federal or state regulation. In addition to risks related to license requirements, usage of open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide updates, warranties, support, indemnities, assurances of title or controls on origin of the software, or other contractual protections regarding infringement claims or the quality of the code. Likewise, some open source projects have known security and other vulnerabilities and architectural instabilities, or are otherwise subject to security attacks due to their wide availability, and are provided on an “as-is” basis. Many of these risks associated with usage of open source software could be difficult to eliminate or manage, and could, if not properly addressed, negatively affect the performance of our offerings and our business.

Certain open-source licenses (for example, GNU GPL or AGPL) can impose copyleft obligations, which mandate that any derivative works, including sections of our proprietary code, must be licensed under the same open-source terms. If our team inadvertently integrates this code with our proprietary software in a manner that triggers these obligations, we could be forced to disclose valuable internal source code or re-license parts of our platform. Such an event could undermine the uniqueness of our technology, erode our competitive advantage, and in some cases, lead to contractual disputes or legal action from third parties who believe we violated the license terms.

We bear responsibility for implementing security patches and fixes in a timely manner across all relevant systems. If we fail to promptly address known open source security flaws, whether out of oversight, insufficient resources, or incompatible code dependencies, our platform could become vulnerable to exploits. Even short delays in applying critical updates could result in data breaches, system outages, or compromised user information, leading to reputational harm, regulatory scrutiny, or legal liabilities.

An open source software project we use might change its license terms, or if ongoing legal challenges redefine what constitutes fair use of the code. Such shifts, especially if it affects a fundamental component of our platform, could force us to re-engineer substantial parts of our technology under time constraints, or expose us to claims from licensors or users who assert that our software violates revised license conditions.

We might be exposed to potential financial liabilities as a result of receiving minimum rental guarantees.

We have a minimum rental guarantee for certain managed properties whereby the Company will pay the difference between the collected rent and the minimum rent guarantee. The minimum rental guarantees expose Collab Z Inc. to potential financial liabilities if the properties under management fail to generate the guaranteed minimum revenue. While the historical performance and current market conditions have not necessitated shortfall payments, changes in market dynamics and economic downturns could lead to significant financial obligations under these guarantees. These conditions could impact our financial position and require careful management and continuous market analysis to mitigate potential risks associated with these guarantees.

Our revenue from our management agreements depends on timely payments, performance based bonuses and project decisions which are beyond our control.

Our management agreements provide that base fees may be paid either monthly or upon completion of specific services. This structure exposes us to the risk of delayed payments, which could negatively impact our cash flow and financial condition. While we have the right to terminate agreements if fees remain unpaid for more than 30 days, there is no guarantee that we will be able to recover outstanding amounts, and termination may limit future business opportunities. Additionally, our agreements allow for performance-based bonuses, which are subject to the discretion of project developers and owners. As a result, we may not receive the full bonus amounts if actual performance calculations differ from initial projections or if developers elect not to pay discretionary bonuses.

Furthermore, as a consultant in the development phase, we do not control key aspects of the projects, including financial performance, construction quality, or the completion schedule. Decision-making authority rests with the developers and owners, and any delays, cost overruns, or project failures could impact our expected compensation or business reputation. If we are unable to effectively manage these risks, our financial performance and growth prospects could be adversely affected.

Our shift toward a property management-focused business model may result in revenue volatility and operational challenges.

In the future we anticipate to experience significant transition in our business model, and shift our focus toward community-based property management and phase out or significantly scaling down other business activities, including EB-5 immigration investor services, development, renovation management, and procurement services. While we believe this strategic shift will enhance long-term sustainability and market differentiation, it poses several risks that could adversely impact our financial performance and operational efficiency.

As we phase out EB-5 immigration investor services, which accounted for approximately 37% of our total revenue in the fiscal year 2024, we may experience a temporary decline in revenue. The transition period may result in financial volatility, and there is no guarantee that the growth of our property management services will fully compensate for the revenue lost from these discontinued segments in the near term. If our property management division does not scale at the anticipated rate, we may face prolonged revenue shortfalls, which affects profitability and cash flow.

Additionally, to support the expansion of our property management services, we will need to allocate substantial financial, technological, and human resources. There is a risk that these resources may be insufficient or that the reallocation may lead to inefficiencies or underperformance. If we are unable to successfully execute this transition, it could negatively impact our overall business performance, competitive position, and shareholder value. Moreover, our ability to implement these changes effectively will depend on evolving market conditions, regulatory developments, and customer demand, which may not align with our expectations.

We have entered and may continue to enter into joint ventures that will expose us to increased operating risks.

As part of our growth strategy, we have also entered into joint venture arrangements intended to complement or expand our business and will likely continue to do so in the future. These joint ventures are subject to substantial risks and liabilities associated with their operations, as well as the risk that our relationships with our joint venture partners do not succeed in the manner that we anticipate.

RISKS RELATED TO OUR EB-5 INVESTOR SERVICES

The success of the EB-5 program depends on compliance with evolving USCIS requirements, which may be subject to change.

The EB-5 program is governed by regulations and policies enforced by United States Citizenship and Immigration Services (“USCIS”). Changes to requirements, such as job creation thresholds, investment amounts, or geographic restrictions for Targeted Employment Areas, may reduce the demands for our services and adversely affect our ability to attract investors.

Investors may face significant risks related to their immigration status and financial investments.

Investors participating in the EB-5 program rely on our services to identify compliant projects and facilitate their visa applications. However, if an investor’s visa petition is denied due to issues with the selected project, such as insufficient job creation or non-compliance with business plans, the investor may lose their immigration benefits and financial investment. Such outcomes may lead to dissatisfaction with our services and potential legal claims.

The success of our business relies heavily on third-party project operators and developers.

Our ability to attract and retain EB-5 investors depends on the performance of third-party project operators. Delays, cost overruns, or operational failures in projects we recommend could result in the inability to meet USCIS requirements or achieve financial returns for investors. Although we conduct due diligence, we cannot control the execution of these projects, which exposes our business to reputational and financial risks.

Economic, political, or legal changes could adversely impact the EB-5 program and our business operations.

Changes in federal immigration policy, economic downturns, or shifts in foreign relations could negatively affect the EB-5 program’s attractiveness to international investors. For example, increased restrictions on immigration or changes to the EB-5 program’s terms may reduce investor interest and impact our ability to operate successfully.

The illiquid nature of EB-5 investments may deter potential investors.

Investments made under the EB-5 program are typically illiquid and cannot be easily sold or transferred. This lack of liquidity may discourage some potential investors and limit our ability to attract new participants in the program.

We may face conflicts of interest in our relationships with project operators.

Our relationships with project operators or developers may create conflicts of interest, particularly if those operators are affiliates or entities in which we have financial interests. Such conflicts may result in questions regarding the impartiality of our recommendations and could damage our reputation.

RISKS RELATED TO OUR INTELLECTUAL PROPERTY AND PLATFORM DEVELOPMENT

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

If we are unable to maintain the quality of our products, expand our product offerings or continue technological innovation and improvements, our prospects for future growth may be harmed.

We believe our success depends on users’ finding our product offerings to be of value to them. Our ability to attract and engage users depends, in part, on our ability to successfully expand our product offerings and editorial articles. To penetrate new verticals, we will need to develop a deep understanding of those new markets and the associated business challenges faced by participants in them. Developing this level of understanding may require substantial investments of time and resources, and we may not be successful. In addition to the need for substantial resources, government regulation could limit our ability to introduce new product offerings. If we fail to penetrate new verticals successfully, our revenue may grow at a slower rate than we anticipate, and our business, financial condition and results of operations could be materially adversely affected. We must also continue to innovate and improve our technology and product offerings to continue future growth and successfully compete with other companies in our markets, or our brand and future growth could be materially adversely affected.

In addition, the market for products that support property management is rapidly evolving, fragmented and highly competitive. Competition in this market has intensified, and we expect this trend to continue as the list of financial services providers grows. There are many established and emerging technology-centric financial services providers providing a multitude of products to borrowers across all financial verticals. If we fail to successfully anticipate and identify new trends, products and emerging financial services providers, and provide up-to-date educational content, tools and other relevant resources timely, our ability to engage borrowers and financial services providers may suffer, which would harm our business, financial condition, and results of operations.

We are making substantial investments in new product offerings and technologies and expect to increase such investments in the future. These efforts are inherently risky, and we may never realize any expected benefits from them.

We have made substantial investments to develop new product offerings and technologies, including our data infrastructure and our matching engine, and we intend to continue investing significant resources in developing new technologies, tools, features, services, products, and product offerings. We expect to increase our investments in these new initiatives in the near term, which may result in lower margins. We also expect to spend substantial amounts as we seek to grow the verticals in which we operate our platform and increase our scale, and expand our offerings to additional geographic markets. If we do not spend our development budget efficiently or effectively on commercially successful and innovative technologies, we may not realize the expected benefits of our strategy. Our new initiatives also have a high degree of risk, as each involves strategies, technologies, and regulatory requirements with which we have limited or no prior development or operating experience. There can be no assurance that demand for such initiatives will exist or be sustained at the levels that we anticipate, or that any of these initiatives will gain sufficient traction or market acceptance to generate sufficient revenue to offset any new expenses or liabilities associated with these new investments. It is also possible that product offerings developed by others will render our product offerings non-competitive or obsolete. Further, our development efforts for new product offerings and technologies could distract management from current operations and will divert capital and other resources from our more established product offerings and technologies. Even if we are successful in developing new product offerings or technologies, regulatory authorities may subject us to new rules or restrictions in response to our innovations that could increase our expenses or prevent us from successfully commercializing new product offerings or technologies. If we do not realize the expected benefits of our investments, our business, financial condition and operating results may be harmed.

Our new product could fail to achieve the sales projections we expected.

Our growth projections assume that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products. Our new products may fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

The development and commercialization of our products are highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies, some publicly listed like us, in the United States. Many of our competitors have significantly greater financial, technical, and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors or disruptors, particularly through collaborative arrangements with large and established companies and/or some of our competitors. Accordingly, our competitors may commercialize products more rapidly or effectively than we can, which would adversely affect our competitive position, the likelihood that our products and services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new features to meet those changes, and respond to competitive innovation.

Consumer preferences may result in the need for our products to change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations. In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions.

Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

We rely on the data provided to us by users and third parties to operate and improve our product offerings, and if we are unable to maintain and grow the use of such data, we may be unable to provide users with a platform experience that is relevant and effective, which would harm our business, financial condition, and results of operations.

We analyze first-party data from users and may leverage third-party data from aggregators to understand our users’ unique financial situations. The large amount of information we use in operating and improving our platform is critical to the experience we provide for our users. If we are unable to maintain, grow and efficiently handle the data provided to us, the value that we provide to borrowers and the quality of matches with financial services partners may be limited. In addition, if we do not maintain the quality, accuracy and timeliness of this information, user experience may suffer, which would harm our business, financial condition, and results of operations.

Seasonal fluctuations and other market data in the investment real estate industry could adversely affect our business and make comparisons of our quarterly results difficult.

Our revenue and profits have historically tended to be significantly higher in the second half of each year than in the first half of the year. This is a result of a general focus in the real estate industry on completing or documenting transactions by the calendar year-end and because certain of our expenses are relatively constant throughout the year. This historical trend can be disrupted both positively and negatively by major economic, regulatory, or political events impacting investor sentiment for a particular property type or location, current and future projections of interest rates and tax rates, the attractiveness of other asset classes, market liquidity and the extent of limitations or availability of capital allocations for larger institutional buyers, to name a few. As a result, our historical pattern of seasonality may or may not continue to the same degree experienced in the prior years and may make it difficult to determine, during the course of the year, whether planned results will be achieved, and thus to adjust to changes in expectations.

Any insurance coverage we have might not be sufficient and uninsured losses may occur.

We maintain minimum insurance coverage to protect us against a broad range of risks, at levels we believe are appropriate and consistent with current industry practice. Our objective is to exclude or minimize the risk of financial loss at a reasonable cost.

Nevertheless, we could still be subject to risks in the following areas, among others:

●	losses that might be beyond the limits, or outside the scope, of coverage of our insurance and that may limit or prevent indemnification under our insurance policies;

●	inability to maintain adequate insurance coverage on commercially reasonable terms in the future;

●	certain categories of risks are currently not insurable at a reasonable cost; and

●	no assurance of the financial ability of the insurance companies to meet their claim payment obligations.

Any one or more of these events could have an adverse effect on our business, financial position, profit, and cash flow.

Additionally, we cannot be certain that our insurance coverage will be adequate for data security liabilities incurred, will cover any indemnification claims against us relating to any incident, will be available to us on economically reasonable terms, or at all, or that any insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could adversely affect our reputation, business, financial condition and results of operations. Moreover, certain elements of our business model are novel and insurance industry may have difficulty underwriting the risks associated with our business. Therefore, our insurance providers might charge high premiums or do not offer insurance at all for certain risks we expect to incur.

We rely on third-party service providers to support our platform and information technology systems.

We rely on third-party service providers to provide critical services that help us deliver our products and operate our business, including hosting our platform. These providers may support or operate critical business systems for us or store or process the same sensitive, proprietary, and confidential information we handle. We do not have a redundant network or rapid disaster recovery capabilities in most cases for the services provided by third-party service providers. These service providers may not have adequate security measures and could experience a security incident that compromises the confidentiality, integrity, or availability of the systems they operate for us or the information they process on our behalf. Such occurrences could adversely affect our business to the same degree as if we had experienced these occurrences directly and we may not have recourse to the responsible third-party service providers for the resulting liability we incur.

Any significant disruption to the infrastructure of our third-party service providers and/or any changes in our third-party service providers’ service levels may significantly impact our business operations, including making our platform unavailable to our users. A lengthy interruption in the availability of our platform would result in a loss of matches with our lenders and corresponding revenue, which would impact our operating results and cash flow. In addition, it would negatively impact search engine ranking, user experience and our reputation with our lenders. Furthermore, if any of our agreements with our third-party service providers are terminated, we may experience significant costs or downtime in connection with the transfer to, or the addition of, new hosting providers. Although alternative providers could host our platform on a substantially similar basis, such a transition could potentially be disruptive, and we could incur significant costs in connection therewith.

We rely on operating system providers to support our platform, and any disruption, deterioration or change in their services, policies, practices, guidelines or terms of service could have a material adverse effect on our business, financial condition and results of operations.

The success of our platform depends upon the effective operation of certain mobile operating systems, networks and standards that are run by operating system providers and app stores, or Providers. We do not control these Providers and, as a result, we are subject to risks and uncertainties related to the actions taken, or not taken, by these Providers.

Some of our products and services contain open-source software, which may pose particular risks to our proprietary software, products, and services in a manner that could negatively affect our business.

We use open-source software in our platform and anticipate continuing to use open-source software in the future. Some open-source software licenses require those who distribute open-source software as part of their software product to publicly disclose all or part of the source code of such software product or to make available any derivative works of the open-source code on unfavorable terms or at no cost, and we may be subject to such terms. The terms of certain open-source licenses to which we are subject have not been interpreted by the U.S. or foreign courts, and there is a risk that open-source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to provide or distribute our products or services. Additionally, we could face claims from third parties claiming ownership of, or demanding release of, the open-source software or derivative works that we develop using such software, which could include our proprietary source code or otherwise seeking to enforce the terms of the applicable open-source license. These claims could result in litigation and could require us to make our software source code freely available, purchase a costly license or cease offering the implicated products or services unless and until we can re-engineer such source code to eliminate the use of such open-source software. This re-engineering process could require us to expend significant additional research and development resources, and we may not be able to complete the re-engineering process successfully. In addition to risks related to license requirements, the use of certain open-source software can lead to greater risks than the use of third-party commercial software, as open-source licensors generally do not provide warranties, assurance of title or controls on the origin or operation of the open-source software, which are risks that cannot be eliminated, and could, if not properly addressed, negatively affect our business. We cannot be sure that all of our use of open-source software is in a manner that is consistent with our current policies and procedures or will not subject us to liability. Any of these risks could be difficult to eliminate or manage, and, if not addressed, would negatively affect our business, financial condition, and operating results.

We may not be able to continue to obtain licenses to third-party software and intellectual property on reasonable terms or at all, which may disrupt our business and harm our financial results.

We license third-party software and other intellectual property for use in connection with our platform, including for various third-party product integrations with our platform. Our third-party licenses typically limit our use of intellectual property to specific uses and include other contractual obligations with which we must comply. These licenses may need to be renegotiated or renewed from time to time, or we may need to obtain new licenses in the future. Third parties may stop adequately supporting or maintaining their offerings or they or their technology may be acquired by our competitors. If we are unable to obtain licenses to third-party software and intellectual property on reasonable terms or at all, the functionalities available through our platform may be adversely impacted, which could in turn harm our business. Further, if we or our third-party licensors were to breach any material term of a license, such a breach could, among other things, prompt costly litigation, result in the license being invalidated and or result in fines and other damages. If any of the following were to occur, it could harm our business, financial results, and our reputation.

We also cannot be certain that our licensors are not infringing the intellectual property rights of others or that our licensors have sufficient rights to the intellectual property to grant us the applicable licenses. Although we seek to mitigate this risk contractually, we may not be able to sufficiently limit our potential liability. If we are unable to obtain or maintain rights to any of this intellectual property because of intellectual property infringement claims brought by third parties against our licensors or against us, our ability to provide functionalities through our platform using such intellectual property could be severely limited and our business could be harmed. Furthermore, regardless of the outcome, infringement claims may require us to use significant resources and may divert management’s attention.

We are dependent on internet search engines, in particular, Google, to direct traffic to our websites and refer new users to our platform. If search engines’ algorithms, methodologies, or policies are modified or enforced in ways we do not anticipate, or if our search results page rankings decline for other reasons, traffic to our platform or user growth or engagement could decline, any of which would harm our business, financial condition, and results of operations.

We are dependent on internet search engines, primarily Google, to direct traffic to our platform, including our website. Search engines, such as Google, may modify their search algorithms and policies or enforce those policies in ways that are detrimental to us, and without prior notice to us. If that occurs, we may experience significant declines in the organic search ranking of our search results, leading to a decrease in traffic to our platform. We have experienced declines in traffic and user growth as a result of these changes in the past and anticipate fluctuations as a result of such actions in the future.

In addition, Google may take action against websites for behavior that it believes unfairly influences search results. Our ability to appeal these actions is limited, and we may not be able to revise our content strategies to recover the loss in domain authority, page rankings, traffic or user growth resulting from such actions. Any significant reduction in the number of users directed to our website or mobile application from search engines would harm our business, revenue, and financial results.

Claims by others that we infringed their proprietary technology or other intellectual property rights could harm our business.

Companies in the internet and technology industries are frequently subject to litigation based on allegations of infringement, misappropriation or other violations of intellectual property rights. In addition, certain companies and rights holders seek to enforce and monetize patents or other intellectual property rights they own, have purchased, or have otherwise obtained. As we gain an increasingly high public profile, the possibility of intellectual property rights claims against us grows. Although we may have meritorious defenses, there can be no assurance that we will be successful in defending against these allegations or in reaching a business resolution that is satisfactory to us. Our competitors and others may now and in the future have patent portfolios that are used against us. In addition, future litigation may involve patent holding companies or other adverse patent owners who have no relevant product or service revenue and against whom our patents may therefore provide little or no deterrence or protection. Many potential litigants, including some of our competitors and patent-holding companies, have the ability to dedicate substantial resources to the assertion of their intellectual property rights. Any claim of infringement by a third-party, even those without merit, could cause us to incur substantial costs defending against the claim, could distract our management from our business and could require us to cease use of such intellectual property.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, we risk compromising our confidential information during this type of litigation. We may be required to pay substantial damages, royalties or other fees in connection with a claimant securing a judgment against us, we may be subject to an injunction or other restrictions that prevent us from using or distributing our intellectual property, or from operating under our brand, or we may agree to a settlement that prevents us from distributing our offerings or a portion thereof, which could adversely affect our business, results of operations and financial condition.

With respect to any intellectual property rights claim, we may have to seek out a license to continue operations found or alleged to violate such rights, which may not be available on favorable or commercially reasonable terms and may significantly increase our operating expenses. Some licenses may be non-exclusive, and therefore our competitors may have access to the same technology licensed to us. If a third party does not offer us a license to its intellectual property on reasonable terms, or at all, we may be required to develop alternative, non-infringing technology, which could require significant time (during which we would be unable to continue to offer our affected offerings), effort and expense and may ultimately not be successful. Any of these events could adversely affect our business, results of operations and financial condition.

Our trademarks, copyrights, and other intellectual property could be unenforceable or ineffective.

Intellectual property is a complex field of law in which few things are certain. Competitors may be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors can bypass our trademark and copyright protection without obtaining a sub-license, the Company’s value will likely be materially and adversely impacted. This could also impair the Company’s ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sub-licenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them.

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome, or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it, or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

Changes in government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state, and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could adversely impact our business.

Failure to obtain proper business licenses or other documentation or to otherwise comply with local laws and requirements regarding property management may result in civil or criminal penalties and restrictions on our ability to conduct business in that jurisdiction.

Compliance with these requirements may render it more difficult for us and our financial services partners to operate or may raise our internal costs or the costs of our clients which may be passed on to us through less favorable commercial arrangements. While we have endeavored to comply with applicable requirements, the application of these requirements to persons operating online is not always clear and the failure to comply with any such applicable requirements may require us to expend significant capital and resources to investigate and remedy the noncompliance and subject us to litigation, regulatory enforcement action, fines, penalties, and other liability, which could adversely affect our business, financial condition and results of operations. Moreover, any of the licenses or rights currently held by us or our employees may be revoked prior to, or may not be renewed upon, their expiration. In addition, we or our employees may not be granted new licenses or rights for which they may be required to apply from time to time in the future.

Changes in the regulation of the internet, mobile carriers and their partners could negatively affect our business.

Our business is dependent on the continued growth and maintenance of the internet’s infrastructure, as well as our ability to market products through channels such as e-mail and voice and text messaging. There can be no assurance that the internet’s infrastructure will continue to be able to support the demands placed on it by sustained growth in the number of users and amount of traffic. To the extent that the internet’s infrastructure is unable to support the demands placed on it, our business may be impacted. We may also be disadvantaged by the adverse effect of any delays or cancellations of private sector or government initiatives designed to expand broadband access. The reduction in the growth of, or a decline in, broadband and internet access poses a risk to us.

In addition, federal, state, and international government bodies and agencies have in the past adopted, and may in the future adopt, laws and regulations affecting the use of the internet as a commercial medium. Changes in these laws or regulations could adversely affect the demand for our products and services or require us to modify our products and services to comply with these changes. Laws, rules, and regulations governing advertising and e-commerce through internet communications and mobile carriers and their partners are dynamic, and the extent of future government regulation is uncertain. Federal and state regulations govern various aspects of our online business, including intellectual property ownership, infringement, and misappropriation, concerning trade secrets, the distribution of electronic communications, marketing and advertising, data privacy and security, search engines and internet tracking technologies. Future taxation on the use of the internet or e-commerce transactions could also be imposed. Existing or future regulation or taxation could hinder growth in or negatively impact the use of the internet generally, including the viability of internet e-commerce, which could reduce our revenue, increase our operating expenses, and expose us to significant liabilities.

Security incidents or real or perceived errors, failures or bugs in our systems and platform could impair our operations, compromise our confidential information or our users’ personal information, damage our reputation and brand, and harm our business and operating results.

Our continued success depends on our systems, applications, and software continuing to operate and meet the changing needs of our customers and users and financial services partners. We rely on our technology and engineering staff and vendors to successfully implement changes to and maintain our systems and services efficiently and securely. Like all information systems and technology, our platform may contain or develop material errors, failures, vulnerabilities or bugs, particularly when new features or capabilities are released, and may be subject to computer viruses or malicious code, break-ins, phishing impersonation attacks, attempts to overload our servers with denial-of-service or other attacks, ransomware and similar incidents or disruptions from unauthorized use of our computer systems, as well as unintentional incidents causing data leakage, any of which could lead to interruptions, delays or shutdown of our platform.

Operating our business and products involves the collection, storage, use and transmission of large volumes of sensitive, proprietary and confidential information, including financial and personal information, pertaining to our current, prospective and past users, as well as our staff, contractors, and business partners. The security measures we take to protect this information may be breached as a result of computer malware, viruses, social engineering, ransomware attacks, account takeover attacks, hacking and cyberattacks, including by state-sponsored and other sophisticated organizations. Such incidents have become more prevalent in recent years. Our security measures could also be compromised by our personnel, theft, or errors, or be insufficient to prevent exploitation of security vulnerabilities in software or systems on which we rely. Such incidents may in the future result in unauthorized, unlawful or inappropriate use, destruction or disclosure of, access to, or inability to access the sensitive, proprietary, and confidential information that we handle. These incidents may remain undetected for extended periods.

Because there are many different cybercrime and hacking techniques and such techniques continue to evolve, we may be unable to anticipate attempted security breaches, react promptly or implement adequate preventative measures. While we have developed systems and processes designed to protect the integrity, confidentiality, and security of our and our users’ confidential and personal information under our control, we cannot assure you that any security measures that we or our third-party service providers have implemented will be effective against current or future security threats.

A security breach or other security incident, or the perception that one has occurred, could result in a loss of confidence by both our users and financial services partners and damage our reputation and brand, reduce demand for our products, disrupt normal business operations, require us to expend significant capital and resources to investigate and remedy the incident and prevent a recurrence, and subject us to litigation, regulatory enforcement action, fines, penalties, and other liability, which could adversely affect our business, financial condition and results of operations. Even if we take steps that we believe are adequate to protect us from cyber threats, hacking against our competitors or other companies in our industry could create the perception among our users and financial services partners that our digital platform is not safe to use. Security incidents could also damage our IT systems and our ability to make the financial reports and other public disclosures required of public companies. These risks are likely to continue to increase as we continue to grow, process, store and transmit an increasingly larger and larger volume of data.

We collect, store, use and otherwise process personal information, including financial information and other sensitive data, which subjects us to governmental regulation and other legal obligations related to data privacy and security. Our actual or perceived failure to comply with such obligations could harm our business.

We collect, store, use and process personal information and other user data, including financial information, credit report information and other sensitive information for our Registered Users. We rely on this data provided to us by users and third parties to offer, improve and innovate our products. If we are unable to maintain and grow such data, we may be unable to provide borrowers with a platform experience that is relevant, efficient, and effective, which could adversely affect our business, financial condition and results of operations.

There are numerous federal, state, and local laws and regulations regarding data privacy and the storing, sharing, use, processing, disclosure and protection of personal information and other user data, the scope of which is changing and subject to differing interpretations. In addition, as we continue to expand internationally, we are subject to foreign data privacy and security laws and regulations. These data privacy laws and regulations are complex, continue to evolve, and on occasion may be inconsistent between jurisdictions leading to uncertainty in interpreting such laws. We are also subject to the terms of our privacy policies and privacy-related obligations to third parties, and, given the recent change in administration, we expect a heightened level of scrutiny on the financial data we handle. These laws, regulations, and other obligations may be interpreted and applied in a manner that is inconsistent from one regulatory body to another and may conflict with other rules or our practices.

Most of the jurisdictions in which we operate have established their data privacy and security legal frameworks. Failure to comply with these laws can result in regulatory fines or penalties. The California borrower Privacy Act (CCPA) created new data privacy rights for California-resident users that will be expanded when the California Privacy Rights Act (CPRA), which was approved in November 2020, goes into effect. In addition, Virginia recently passed the borrower Data Protection Act, which will go into effect at the same time as CPRA and many other states are considering enacting privacy laws. These laws, as well as any associated regulations, may increase our operating costs and potential liability (particularly in the event of a data breach), delay or impede the development of new products, and have a material adverse effect on our business, including how we use information about individuals, our financial condition and the results of our operations or prospects.

Any failure or perceived failure by us to comply with our privacy policies, our privacy-related obligations to users or other third parties, or our privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of personally identifiable information or other user data, may result in governmental enforcement actions, litigation or negative publicity and could cause our users and lenders to lose trust in us, which would have a material and adverse effect on our business. We may also be subject to remedies that may harm our business, including fines, demands or orders that we modify or cease existing or planned business practices.

Data breaches or incidents involving our technology or products could damage its business, reputation and brand and substantially harm its business and results of operations.

If the Company’s data and network infrastructure were to fail, or if the Company were to suffer an interruption or degradation of services or other infrastructure environments, it could lose important manufacturing and technical data, which could harm its business. The Company’s facilities, as well as the facilities of third parties that maintain or have access to the Company’s data or network infrastructure, are vulnerable to damage or interruption from earthquakes, hurricanes, floods, fires, cyber security attacks, terrorist attacks, power losses, telecommunications failures and similar events. If the Company’s or any third-party provider’s systems or service abilities are hindered by any of the events discussed above, the Company’s ability to operate may be impaired and its business could be adversely affected. A decision to close facilities without adequate notice, or other unanticipated problems, could adversely impact the Company’s operations. The Company’s infrastructure also could be subject to break-ins, cyber-attacks, sabotage, intentional acts of vandalism and other misconduct, from a spectrum of actors ranging in sophistication from threats common to most industries to more advanced and persistent, highly organized adversaries. Any security breach, including personal data breaches, or incident, including cybersecurity incidents, that the Company experiences could result in unauthorized access to, misuse of or unauthorized acquisition of its internal sensitive corporate data, such as financial data, intellectual property, or data related to contracts with commercial or government customers or partners. Such unauthorized access, misuse, acquisition, or modification of sensitive data may result in data loss, corruption or alteration, interruptions in the Company’s operations or damage to the Company’s computer hardware or systems or those of its employees and customers. Moreover, negative publicity arising from these types of disruptions could damage the Company’s reputation.

Threats from malicious persons and groups, new vulnerabilities and advanced new attacks against information systems create a risk of cybersecurity incidents. These incidents can include but are not limited to, gaining unauthorized access to digital systems for purposes of misappropriating assets or sensitive information, corrupting data, or causing operational disruption. Because the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently and may not immediately produce signs of intrusion, the Company may be unable to anticipate these incidents or techniques, timely discover them or implement adequate preventative measures.

Over the past several years, cyber-attacks have become more prevalent and much harder to detect and defend against. The Company’s network and storage applications may be vulnerable to cyber-attack, malicious intrusion, malfeasance, loss of data privacy or other significant disruption and may be subject to unauthorized access by hackers, employees, consultants or other service providers. In addition, hardware, software or applications the Company develops or procures from third parties may contain defects in design or manufacture or other problems that could unexpectedly compromise information security. Unauthorized parties may also attempt to gain access to the Company’s systems or facilities through fraud, trickery or other forms of deceiving the Company’s employees, contractors and temporary staff. As cyber threats continue to evolve, the Company may be required to expend significant additional resources to continue to modify or enhance its protective measures or to investigate and remediate any cybersecurity vulnerabilities. The Company does not currently have a cyber liability insurance policy and even if a policy is purchased, the Company cannot be certain that its coverage will be adequate for liabilities incurred or that insurance will continue to be available to it on economically reasonable terms, or at all.

The significant unavailability of the Company’s services due to attacks could cause users to cease using the Company’s services and materially adversely affect the Company’s business, prospects, financial condition and results of operations. The Company uses software that it has developed, which the Company seeks to continually update and improve. Replacing such systems is often time-consuming and expensive and can also be intrusive to daily business operations. Further, the Company may not always be successful in executing these upgrades and improvements, which may occasionally fail its systems. The Company may experience periodic system interruptions from time to time. Any slowdown or failure of the Company’s underlying technology infrastructure could harm its business, reputation and ability to execute its business plan, which could materially adversely affect its results of operations. The Company’s disaster recovery plan or those of its third-party providers may be inadequate.

Expenses or liabilities resulting from litigation could materially adversely affect our results of operations and financial condition.

We may become party to various legal proceedings and other claims that arise in the ordinary course of business, or otherwise in the future. Such matters are subject to many uncertainties and outcomes are not predictable with assurance. In addition, any such claims or litigation may be time-consuming and costly, divert management resources, require us to change our platform, or have other adverse effects on our business. While we cannot assure the outcome of any legal proceeding or contingency in which we are or may become involved, we do not believe that any pending legal claim or proceeding arising in the ordinary course will be resolved in a manner that would have a material adverse effect on our business. However, if one or more of these legal matters resulted in an adverse monetary judgment against us, such a judgment could harm our results of operations and financial condition.

Computer malware, viruses, ransomware, hacking, phishing attacks and similar disruptions could result in security and privacy breaches and interruptions and delays in services and operations, which could harm our business.

Computer malware, viruses, physical or electronic break-ins and similar disruptions could lead to interruptions and delays in our services and operations and loss, misuse or theft of data. Computer malware, viruses, ransomware, hacking, phishing, and other attacks against online networks have become more prevalent and may occur on our systems in the future. We have implemented security measures, such as multi-factor authentication and security incident and event management tools. But any attempts by cyber attackers to disrupt our services or systems, if successful, could harm our business, introduce liability to data subjects, resulting in the misappropriation of funds, and be expensive to remedy and damage our reputation or brand. Insurance may not be sufficient to cover significant expenses and losses related to cyber-attacks. As cyber-attacks evolve, the cost of measures designed to prevent such attacks continues to increase, and we may not be able to cause the implementation or enforcement of such preventions with respect to our third-party vendors. Though it is difficult to determine what, if any, harm may directly result from any specific interruption or attack, any failure to maintain performance, reliability, security and availability of systems and technical infrastructure may, in addition to other losses, harm our reputation, brand and ability to attract customers.

Service disruptions, outages and other performance problems can be caused by a variety of factors, including infrastructure changes, cyber-security threats, third-party service providers, human or software errors and capacity constraints. If our services are unavailable when users attempt to access them, they may seek other services, which could reduce demand for our solutions from target customers.

We have processes and procedures in place designed to enable us to recover from a disaster or catastrophe and continue business operations. However, there are several factors ranging from human error to data corruption that could materially impact the efficacy of such processes and procedures, including by lengthening the time services are partially or fully unavailable to customers and users. It may be difficult or impossible to perform some or all recovery steps and continue normal business operations due to the nature of a particular disaster or catastrophe, especially during peak periods, which could cause additional reputational damages, or loss of revenues, any of which could adversely affect our business and financial results.

RISKS RELATED TO OUR REGULATORY ENVIRONMENT

Our business may be subject to a variety of regulations, many of which are overlapping, ambiguous and still developing, which could subject us to claims or otherwise harm our business.

Aspects of our business may be subject to a variety of federal and state financial and other laws, including laws and state licensing requirements financial products and services, privacy and data security, investment advisory services, and other laws that are frequently evolving and developing. The scope and interpretation of such laws are often uncertain and may be conflicting or ambiguous. It is difficult to predict how existing laws, some of which were enacted before the widespread adoption of the internet and mobile devices, will be applied to our business and the new laws to which we may become subject. In addition, as our business grows into new markets or expands and we collect, use and share more user data internally and with financial services partners, we may become subject to additional laws and regulations.

If we are not able to comply with applicable financial and other laws or regulations or if we become liable under these laws or regulations, we could be directly harmed, and we may be forced to implement new measures to reduce our exposure to this liability. This may require us to expend substantial resources or discontinue certain products or features, which would negatively affect our business. In addition, negative publicity resulting from regulatory actions against us or others in our industry could harm our reputation or otherwise impact the growth of our business. Any costs incurred to prevent or mitigate this potential liability could also harm our business, financial condition and operating results.

Litigation, regulatory actions and compliance issues could subject us to significant fines, penalties, judgments, remediation costs or requirements resulting in increased expenses.

In the ordinary course of business, we may be named as a defendant in various categories of legal actions, including class action lawsuits and other litigation. These legal actions are inherently unpredictable and, regardless of the merits of the claims, litigation is often expensive, time-consuming, disruptive to our operations and resources, and distracting to management. In addition, certain actions may include claims for indeterminate amounts of damages. Our involvement in any such matter also could cause significant harm to our or our lending partners’ reputations and divert management attention from the operation of our business, even if the matters are ultimately determined in our favor. If resolved against us, legal actions could result in excessive verdicts and judgments, injunctive relief, equitable relief, and other adverse consequences that may affect our financial condition and how we operate our business.

In addition, many participants in the consumer financial services industry have been the subject of putative class action lawsuits, state attorney general actions and other state regulatory actions, and federal regulatory enforcement actions, including actions relating to alleged unfair, deceptive or abusive acts or practices, violations of state licensing and lending laws, including state usury and disclosure laws, actions alleging discrimination based on race, ethnicity, gender or other prohibited bases, and allegations of noncompliance with various state and federal laws and regulations relating to originating, servicing, and collecting consumer finance loans and other consumer financial services and products. The current regulatory environment increased regulatory compliance efforts and enhanced regulatory enforcement have resulted in us undertaking significant time-consuming and expensive operational and compliance improvement efforts, which may delay or preclude our or our bank partners’ ability to provide certain new products and services. There is no assurance that these regulatory matters or other factors will not, in the future, affect how we conduct our business and, in turn, have a material adverse effect on our business. In particular, legal proceedings brought under state consumer protection statutes or under several of the various federal consumer financial services statutes may result in a separate fine assessed for each statutory and regulatory violation or substantial damages from class action lawsuits, potentially more than the amounts we earned from the underlying activities.

Some of our agreements used in the course of our business include arbitration clauses. If our arbitration agreements were to become unenforceable for any reason, we could experience an increase to our litigation costs and exposure to potentially damaging tenant-landlord lawsuits, with a potential material adverse effect on our business and results of operations.

We contest our liability and the amount of damages, as appropriate, in each pending matter. The outcome of pending and future matters could be material to our results of operations, financial condition and cash flows, and could materially adversely affect our business.

In addition, from time to time, through our operational and compliance controls, we identify compliance issues that require us to make operational changes and, depending on the nature of the issue, result in financial remediation to impacted clients and platform users. These self-identified issues and voluntary remediation payments could be significant, depending on the issue and the number of clients and platform users impacted and could generate litigation or regulatory investigations that subject us to additional risk.

RISKS RELATED TO TAXATION

We are subject to income taxes as well as non-income-based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: a) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income-based taxes and accruals, and b) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We have made significant estimates and judgments in calculating our income tax provision and other tax assets and liabilities. If these estimates or judgments are incorrect, our operating results and financial condition may be materially affected.

We are subject to regular review and audit by tax authorities. Any adverse outcome of such a review or audit could negatively affect our operating results and financial condition. In addition, the determination of our provision for income taxes and other tax assets and liabilities requires significant judgment, and there are many transactions and calculations where the ultimate tax determination is uncertain at the present time. Although we believe our estimates and judgments are reasonable, the ultimate tax outcome may differ from the amounts recorded in our financial statements and may have a material effect on our operating results and financial condition.

Changes in tax laws could have a material adverse effect on our business, financial condition and results of operations.

Changes in tax laws could have a material adverse effect on our business, financial condition and results of operations. For example, the Tax Cuts and Jobs Act passed in 2017 contained significant changes to U.S. tax law, including a reduction in the corporate tax rate and a moved towards a new territorial system of taxation. The primary impact of the Tax Act on our provision for income taxes was a reduction of the future tax benefits of our deferred tax assets as a result of the reduction in the corporate tax rate. The impact of the Tax Act may be subject to ongoing technical guidance and accounting interpretation, which we will continue to monitor and assess. As we expand the scale of our business activities, any changes in the U.S. taxation of such activities may increase our effective tax rate and harm our business, financial condition and results of operations.

We are subject to taxes in the United States under federal, state and local jurisdictions in which we operate. The governing tax laws and applicable tax rates vary by jurisdiction and are subject to interpretation and macroeconomic, political or other factors. We may be subject to examination in the future by federal, state and local authorities on income, employment, sales and other tax matters. While we regularly assess the likelihood of adverse outcomes from such examinations and the adequacy of our provision for taxes, there can be no assurance that such provision is sufficient and that a determination by a tax authority would not have an adverse effect on our business, financial condition and results of operations. Various tax authorities may disagree with tax positions we take and if any such tax authorities were to successfully challenge one or more of our tax positions, the results could adversely affect our financial condition. Further, the ultimate amount of tax payable in a given financial statement period may be impacted by sudden or unforeseen changes in tax laws, changes in the mix and level of earnings by taxing jurisdictions, or changes to existing accounting rules or regulations. The determination of our overall provision for income and other taxes is inherently uncertain as it requires significant judgment around complex transactions and calculations. As a result, fluctuations in our ultimate tax obligations may differ materially from amounts recorded in our financial statements and could adversely affect our business, financial condition and results of operations in the periods for which such determination is made.

Taxing authorities may successfully assert that we should have collected or in the future should collect sales and use, gross receipts, value-added or similar taxes and may successfully impose additional obligations on us, and any such assessments or obligations could adversely affect our business, financial condition and results of operations.

The application of indirect taxes, such as sales and use tax, value-added tax, goods and services tax, business tax and gross receipts tax, to platform businesses is a complex and evolving issue. Many of the fundamental statutes and regulations that impose these taxes were established before the adoption and growth of the internet and e-commerce. Significant judgment is required on an ongoing basis to evaluate applicable tax obligations and as a result, amounts recorded are estimates and are subject to adjustments. In many cases, the ultimate tax determination is uncertain because it is not clear how new and existing statutes might apply to our business. In addition, governments are increasingly looking for ways to increase revenue, which has resulted in discussions about tax reform and other legislative actions to increase tax revenue, including through indirect taxes. Such taxes could adversely affect our financial condition and results of operations.

We may face various indirect tax audits in various U.S. jurisdictions. In certain jurisdictions, we collect and remit indirect taxes. However, tax authorities may raise questions about or challenge or disagree with our calculation, reporting or collection of taxes and may require us to collect taxes in jurisdictions in which we do not currently do so or to remit additional taxes and interest, and could impose associated penalties and fees. A successful assertion by one or more tax authorities requiring us to collect taxes in jurisdictions in which we do not currently do so or to collect additional taxes in a jurisdiction in which we currently collect taxes, could result in substantial tax liabilities, including taxes on past sales, as well as penalties and interest, could harm our business, financial condition and results of operations. Although we have reserved for potential payments of possible past tax liabilities in our financial statements, if these liabilities exceed such reserves, our financial condition will be harmed.

As a result of these and other factors, the ultimate amount of tax obligations owed may differ from the amounts recorded in our financial statements and any such difference may adversely impact our results of operations in future periods in which we change our estimates of our tax obligations or in which the ultimate tax outcome is determined.

Reclassification of Independent Contractors as Employees Could Increase Our Costs and Expose Us to Penalties.

We engage certain tenant service providers as independent contractors. While we believe these individuals are properly classified as independent contractors under applicable laws, there is a risk that federal, state, or local authorities could challenge this classification. If these contractors are deemed to be employees, we could become liable for back taxes, including payroll taxes and unemployment insurance, as well as penalties. We may also be required to reimburse wages and benefits, such as overtime pay, health insurance, or retirement contributions. Additionally, reclassification claims could result in increased legal or administrative costs and potential disruptions to our operations. Changes in applicable laws, enforcement priorities, or interpretations of existing regulations could further increase the likelihood of reclassification, which could adversely affect our business, financial condition, and results of operations.

RISKS RELATED TO THIS OFFERING AND OWNERSHIP OF OUR SECURITIES

Concentration of ownership of our voting stock by the Controlling Group will prevent new investors from influencing significant corporate decisions.

Based on our common stock outstanding as of the date of this prospectus and including the shares to be sold in this Offering, upon the closing of this Offering, the Controlling Group, will, in the aggregate, beneficially own approximately [●]% of our outstanding common stock and all 5,000 shares of our Series X Stock that provides for 1,000 votes per share when voting with the common stock, representing [●]% of the total voting power of our capital stock. Thus, the Controlling Group, will be able to control all matters requiring stockholder approval, including the election and removal of directors and any merger or other significant corporate transactions. The interests of the Controlling Group may not coincide with the interests of other stockholders.

The Controlling Group may have interests different than yours and may vote in a way with which you disagree and that may be adverse to your interests. In addition, the Controlling Group’s concentration of ownership could have the effect of delaying or preventing a change in control or otherwise discouraging a potential acquirer from attempting to obtain control of us, which could cause the market price of our Common Stock to decline or prevent our stockholders from realizing a premium over the market price for their common stock. In addition, he may want the Company to pursue strategies that deviate from the interests of other stockholders. Investors should consider that the interests of the common stock may differ from their interests in material respects.

While we are seeking to list our common stock on Nasdaq, there is no assurance that either of such securities will be listed on Nasdaq. Even if we meet the initial listing requirements of the Nasdaq Capital Market, there can be no assurance that we will be able to comply with the continued listing standards of the Nasdaq Capital Market, a failure of which could result in a delisting of our securities.

While we are seeking to list our common shares on Nasdaq, we cannot ensure that such securities will be accepted for listing on Nasdaq. Even if our common stock is listed on Nasdaq, Nasdaq requires that the trading price of its listed stocks remain above $1.00 for the stock to remain listed. If a listed stock trades below $1.00 for more than 30 consecutive trading days, then it is subject to delisting from the Nasdaq. In addition, to maintain a listing on the Nasdaq, we must satisfy minimum financial and other continued listing requirements and standards, including those regarding director independence and independent committee requirements, minimum stockholders’ equity, and certain corporate governance requirements. If we are unable to satisfy these requirements or standards, we could be subject to delisting, which would have a negative effect on the price of our securities and would impair your ability to sell or purchase your securities when you wish to do so. In the event of a delisting, we would expect to take actions to restore our compliance with the listing requirements, but we cannot assure that any such action taken by us would allow our securities to become listed again, stabilize the market price or improve the liquidity of our securities, prevent our shares from dropping below the minimum bid price requirement, or prevent future non-compliance with the listing requirements.

The market price, trading volume and marketability of our securities may, from time to time, be significantly affected by numerous factors beyond our control, which may materially adversely affect the market price of your securities, the marketability of your securities and our ability to raise capital through future equity financings.

The market price and trading volume of our securities may fluctuate significantly. Many factors that are beyond our control may materially adversely affect the market price of your securities, the marketability of your securities and our ability to raise capital through equity financings. These factors include the following:

●	actual or anticipated variations in our periodic operating results,

●	increases in market interest rates that lead investors of our securities to demand a higher investment return,

●	changes in earnings estimates,

●	changes in market valuations of similar companies,

●	actions or announcements by our competitors,

●	adverse market reaction to any increased indebtedness we may incur in the future,

●	additions or departures of key personnel,

●	actions by stockholders,

●	speculation in the media, online forums, or investment community, and

●	our intentions and ability to list our securities on Nasdaq and our subsequent ability to maintain such listing (if approved).

The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members.

As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of the Nasdaq Capital Markets and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, especially once we are no longer an “emerging growth company.” The Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and results of operations. In addition, we expect that our management and other personnel will need to divert their attention from operational and other business matters to devote substantial time to these public company requirements. We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing of such costs.

We also expect that being a public company will make it more expensive for us to maintain director and officer liability insurance, and we may be required to accept reduced coverage, incur substantially higher costs to obtain coverage or only obtain coverage with a significant deductible. These factors could also make it more difficult for us to attract and retain qualified executive officers and qualified members of our Board of Directors, particularly to serve on our audit committee and compensation committee.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations in many cases due to their lack of specificity, and, as a result, their application in practice may evolve as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If notwithstanding our efforts, we fail to comply with new laws, regulations and standards or our efforts differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us, and our business may be adversely affected.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company” as defined under the Section 2(a) of the Securities Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. In addition, emerging growth companies can delay the adoption of certain new or revised accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of this exemption from new or revised accounting standards and, therefore, we will not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies or that have opted out of using such extended transition period, which may make a comparison of our financial statements with those of other public companies more difficult. We may take advantage of these exemptions for so long as we are an “emerging growth company.” We cannot predict if investors will find our common stock less attractive to the extent that we rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and the price of our common stock may be more volatile.

An active, liquid trading market for our securities may not be sustained, which may cause our securities to trade at a discount from the public offering price and make it difficult for you to sell the securities you purchase.

Prior to this offering, there has not been an active trading market for our common stock. We cannot predict the extent to which investor interest in us will sustain a trading market or how active and liquid that market may remain. If an active and liquid trading market is not sustained, you may have difficulty selling any of our securities that you purchase at a price above the price you purchase it or at all. The failure of an active and liquid trading market to continue would likely have a material adverse effect on the value of our securities. The market price of our securities may decline below the public offering price, and you may not be able to sell your securities at or above the price you paid or at all. An inactive market may also impair our ability to raise capital to continue to fund operations by selling securities and may impair our ability to acquire other companies or technologies by using our securities as consideration.

Our management has broad discretion as to the use of the net proceeds from this offering.

Our management will have broad discretion in the application of the net proceeds of this offering. Accordingly, you will have to rely upon the judgment of our management with respect to the use of these proceeds. We intend to use the proceeds of this offering for business development, system development, and general corporate purposes, including capital expenditures and working capital. Our management may spend a portion or all of the net proceeds from this offering in ways that holders of our securities may not desire or that may not yield a significant return or any return at all. Our management not applying these funds effectively could harm our business. Pending their use, we may also invest the net proceeds from this offering in a manner that does not produce income or that loses value. See “Use of Proceeds” for more information.

You will experience immediate and substantial dilution as a result of this offering.

As of March 31, 2025, our net book value (deficit) was approximately $0.9 million or approximately $0.17 per share. Since the price per share being offered in this offering is substantially higher than the as adjusted net tangible book value per common stock, you will suffer substantial dilution concerning the net tangible book value of the shares you purchase in this offering. Based on the assumed public offering price of $4.00 per share being sold in this offering, and our as adjusted net tangible book value per share as of March 31, 2025, if you purchase shares in this offering, you will suffer immediate and substantial dilution of $3.20 per share (or $3.12 per share if the underwriters exercise the over-allotment option in full) concerning the net tangible book value of our common stock. See “Dilution” for a more detailed discussion of the dilution you will incur if you purchase securities in this offering.

Future sales of our securities may affect the market price of our securities.

We cannot predict what effect, if any, future sales of our securities, or the availability of securities for future sale, will have on the market price of our securities. Sales of substantial amounts of our securities in the public market, or the perception that such sales could occur, could materially adversely affect the market price of our securities and may make it more difficult for you to sell your securities at a time and price which you deem appropriate.

In addition, sales of the 100,000 shares of common stock by the selling stockholders could cause the price of our common stock to decline. Other than with respect to the securities being offered by us, the selling stockholders may have acquired their common stock at a price that is significantly below the initial public offering price. As a result, some or all of the selling stockholders may sell their shares in the public market for a price that may be below the initial public offering price. Except for our officers, directors and holders of 5% or more of our outstanding common stock as of the effective date of the registration statement of which this prospectus is a part that are selling stockholders, the selling stockholders have not entered into lock-up agreements with the underwriters. Any such sales by such selling stockholders could have an immediate adverse effect on the price of our common stock.

A substantial portion of the outstanding shares of our common stock are restricted from immediate resale but may be sold on a stock exchange in the near future. The large number of shares of our capital stock eligible for public sale could depress the market price of our common stock.

The market price of our common stock could decline as a result of sales of a large number of shares of our common stock in the market, and the perception that these sales could occur may also depress the market price of our common stock. In connection with our initial public offering, our executive officers, directors, and the holders of 5% or more of the outstanding shares of common stock as of the effective date of the registration statement of which this prospectus is a part entered or will enter into market standoff agreements with us, which restricts the sale of our shares of common stock, or enter into lock-up agreements with the underwriters under which they have agreed, subject to specific exceptions, not to sell any of our stock for 6 months after the closing of this offering. We refer to such period as the “lock-up period.” For instance, we have entered into five joint ventures with five unaffiliated entities (collectively, the “Local Members”) pursuant to which the Local Members from the date of consummation of this offering until the six (6)-month anniversary thereof or such longer period as required by the underwriters in connection with this offering, agree to lock up all shares received in all equity issuances consummated prior to the date of the consummation of this offering pursuant to a lock up agreement in form and substance satisfactory to us. In addition, the underwriters may, at their discretion, release all or some portion of the shares subject to lock-up agreements before the expiration of the lock-up period. Sales of a substantial number of such shares upon expiration, or the perception that such sales may occur, or early release of the lock-up, could cause our share price to fall or make it more difficult for you to sell your common stock at a time and price that you deem appropriate.

We may issue additional debt and equity securities, which are senior to our common stock as to distributions and in liquidation, which could materially adversely affect the market price of our securities.

In the future, we may attempt to increase our capital resources by entering into additional debt or debt-like financing that is secured by all or up to all of our assets, or issuing debt or equity securities, which could include issuances of commercial paper, medium-term notes, senior notes, subordinated notes or shares. In the event of our liquidation, our lenders and holders of our debt securities would receive a distribution of our available assets before distributions to our stockholders.

Any additional preferred securities, if issued by our company, may have a preference with respect to distributions and upon liquidation, which could further limit our ability to make distributions to our common stockholders. Because our decision to incur debt and issue securities in our future offerings will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings and debt financing.

Further, market conditions could require us to accept less favorable terms for the issuance of our securities in the future. Thus, you will bear the risk of our future offerings reducing the value of your securities and diluting your interest in us. In addition, we can change our leverage strategy from time to time without the approval of holders of our common stock, which could materially adversely affect the market share price of our securities.

We do not intend to pay dividends for the foreseeable future.

Since our incorporation, we have not declared or paid any cash dividends on our capital stock. We intend to continue with the same policy, and currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. In addition, the terms of our existing corporate debt agreements do, and any future debt agreements may preclude us from paying dividends. As a result, capital appreciation of our common stock, if any, will be the only way for stockholders to realize any future gains on their investment in the foreseeable future.

Our potential future earnings and cash distributions to our stockholders may affect the market price of our securities.

Generally, the market price of our securities may be based, in part, on the market’s perception of our growth potential and our current and potential future cash distributions, whether from operations, sales, acquisitions or refinancings, and on the value of our businesses. For that reason, our securities may trade at prices that are higher or lower than our net asset value per share. Should we retain operating cash flow for investment purposes or working capital reserves instead of distributing the cash flows to our stockholders, the retained funds, while increasing the value of our underlying assets, may materially adversely affect the market price of our securities. Our failure to meet market expectations with respect to earnings and cash distributions and our failure to make such distributions, for any reason whatsoever, could materially adversely affect the market price of our securities.

Were our securities to be considered a penny stock, and therefore become subject to the penny stock rules, U.S. broker-dealers may be discouraged from effecting transactions in our securities.

Our securities may be subject to the penny stock rules under the Exchange Act. The SEC rules define a “penny stock,” as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, broker-dealers that derive more than 5% of their customer transaction revenues from transactions in penny stocks are required to deliver a standardized risk disclosure document that provides information about penny stocks, and the nature and level of risks in the penny stock market, to any non-institutional customer to whom the broker-dealer recommends a penny stock transaction. The broker-dealer must also provide the customer with the current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson and monthly account statements showing the market value of each penny stock held in the customer’s account. The bid and offer quotations and the broker-dealer and salesperson compensation information must be given to the customer orally or in writing before completing the transaction and must be given to the customer in writing before or with the customer’s confirmation. In addition, the penny stock rules require that before a transaction, the broker and/or dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. The transaction costs associated with penny stocks are high, reducing the number of broker-dealers who may be willing to engage in the trading of our securities. These additional penny stock disclosure requirements are burdensome and may reduce all the trading activity in the market for our securities. As long as our securities are subject to the penny stock rules, the holders of our securities may find it more difficult to sell their securities and cause a decline in the market value of our stock.

Our common stock market price and trading volume could decline if equity or industry analysts do not publish research or publish inaccurate or unfavorable research about our business.

The trading market for our common stock will depend in part on the research and reports that equity or industry analysts publish about us or our business. The analysts’ estimates are based upon their own opinions and are often different from our estimates or expectations. If one or more of the analysts who cover us downgrade our common stock or publish inaccurate or unfavorable research about our business, the price of our securities would likely decline. If few securities analysts commence coverage of us, or if one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our securities could decrease, which might cause the price and trading volume of our common stock to decline.

GENERAL RISK FACTORS

We may make decisions based on the best interests of our users to build long-term trust that may result in us forgoing short-term gains.

One of our fundamental values is to build our business by making decisions based on the best interests of our users, which we believe has been essential to our success in building user trust in our platform and increasing our user growth rate and engagement. We believe this best serves the long-term interests of our company and our stockholders. In the past, we have forgone, and we may in the future continue to forgo, certain expansion or short-term revenue opportunities that we do not believe are in the best interests of our platform and our users, even if such decisions adversely affect our results of operations in the short term.

We may not be able to expand into new markets.

While a key part of our business strategy is to engage users in our existing markets, we also intend to expand our operations into new markets. In doing so, we may incur losses or otherwise fail to enter new markets successfully. Our expansion into new markets may place us in unfamiliar competitive environments and involve various risks, including competition, government regulation, the need to invest significant resources and the possibility that returns on such investments will not be achieved for several years or at all. Many factors could negatively affect our ability to grow our user base and engagement, including if:

●	we lose users to new market entrants and/or existing competitors;

●	we do not obtain regulatory approvals necessary for expansion into new verticals, geographies or to launch new product features and tools;

●	we fail to effectively use search engines, social media platforms, digital app stores, content-based online advertising, and other online sources for generating traffic to our platform;

●	our platform experiences disruptions or outages;

●	we suffer reputational harm to our brand including from negative publicity, whether accurate or inaccurate;

●	we fail to expand geographically;

●	we fail to offer new and competitive products, provide effective updates to our existing products or keep pace with technological improvements in our industry;

●	technical or other problems frustrate the user experience;

●	we are unable to address user concerns regarding the content, privacy, and security of our digital platform;

●	we are unable to continue to innovate and improve our platform by generating compelling content and tools;

●	existing or new financial services providers use incentives to directly cross-sell their products, reducing borrower benefits of using multiple providers; or

●	we are unable to successfully launch new verticals.

Our inability to overcome these challenges could impair our ability to engage users and could harm our business, operating results, and financial condition.

The occurrence of natural disasters may adversely affect our business, financial condition and results of operations following our business combination.

The occurrence of natural disasters, including hurricanes, floods, earthquakes, tornadoes, fires and pandemic diseases may adversely affect our business, financial condition or results of operations. The potential impact of a natural disaster on our results of operations and financial position is speculative and would depend on numerous factors. The extent and severity of these natural disasters determine their effect on a given economy. Although the long-term effect of diseases such as the COVID-19 “coronavirus,” H5N1 “avian flu,” or H1N1, the swine flu, cannot currently be predicted, previous occurrences of avian flu and swine flu had an adverse effect on the economies of those countries in which they were most prevalent. An outbreak of a communicable disease in our market could adversely affect our business, financial condition and results of operations, and timely reporting obligations under the current offering. We cannot assure you that natural disasters will not occur in the future or that our business, financial condition and results of operations will not be adversely affected.

Our results of operations could be adversely affected by health outbreaks such as the COVID-19 pandemic.

A significant outbreak, epidemic or pandemic of contagious diseases in any geographic area in which we operate or plan to operate could result in a health crisis adversely affecting the economies, financial markets and overall demand for our services in such areas. In addition, any preventative or protective actions that governments implement or that we take in response to a health crisis, such as travel restrictions, quarantines, or site closures, may interfere with the ability of our employees, suppliers and customers to perform their responsibilities. Such results could have a material adverse effect on our business development.

The continued global COVID-19 pandemic has created significant volatility, uncertainty and economic disruption. The extent to which the COVID-19 pandemic continues to impact our business, operations and financial results will depend on numerous evolving factors that we may not be able to accurately predict, including the duration and scope of the pandemic, governmental, business and individuals’ actions, including vaccination requirements, that have been and continue to be taken in response to the pandemic, the impact of the pandemic on economic activity and actions taken in response, the effect on future suppliers demand for our processing technologies and our future customers’ demand for our products, any closures of our and our suppliers’ or customers’ offices and facilities, and the need for enhanced health and hygiene requirements or social distancing or other measures in attempts to counteract future outbreaks in our offices and facilities. Potential business partners may also slow down decision-making, delay planned work or seek to terminate existing agreements. Any of these events could adversely affect our business development and financial condition.

To the extent the COVID-19 pandemic or a similar public health threat has an impact on our business, it is likely to also have the effect of heightening many of the other risks described in this “Risk Factors” section.

Damage to our reputation could negatively impact our business, financial condition, and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. The information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

The Russian-Ukrainian Conflict may adversely affect our business, financial condition and results.

In February 2022, the Russian Federation and Belarus commenced military action against Ukraine. The specific impact on our financial condition results of operations, and cash flows is not determinable as of the date hereof. However, to the extent that such military action spreads to other countries, intensifies, or otherwise remains active, or that other countries or military alliances become directly involved or increase their involvement in the war, such action could have a material adverse effect on our financial condition, results of operations, and cash flows.

USE OF PROCEEDS

After deducting the estimated underwriters’ commissions and estimated offering expenses payable by us, we expect to receive net proceeds of approximately $4.1 million from this offering (or approximately $4.8 million if the underwriters exercise their over-allotment option in full), based on an assumed initial public offering price of $4.00 per share.

We currently anticipate an approximate allocation of the net proceeds from this offering as follows:

Business development	$1,000,000
System development	2,500,000
Working capital and general corporate purposes	616,125
TOTAL	$4,116,125

We may change the amount of net proceeds to be used specifically for any of the foregoing purposes. The amounts and timing of our actual expenditures will depend upon numerous factors, including our sales and marketing and commercialization efforts, demand for our products, our operating costs and the other factors described under “Risk Factors” in this prospectus. Accordingly, our management will have significant discretion and flexibility in applying the net proceeds from this offering. Pending any use, as described above, we intend to invest the net proceeds in high-quality, short-term, interest-bearing securities.

We do not currently have any intention of using the net proceeds of this offering for any acquisitions nor do we have any verbal or written agreements with any third parties. However, the board might decide to use some of the net proceeds for an acquisition if the Company becomes aware of a suitable target company.

Each $1.00 increase (decrease) in the assumed initial public offering price of $4.00 per share would increase (decrease) the net proceeds to us from this offering by approximately $1.1 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Each increase (decrease) of 500,000 in the number of shares we are offering would increase (decrease) the net proceeds to us from this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, by approximately $[●] million, assuming the assumed initial public offering price stays the same.

DIVIDENDS AND DIVIDEND POLICY

Since our inception, we have not declared or paid any cash dividends on our capital stock. We intend to continue with the same policy, and currently intend to retain all available funds and any future earnings to support our operations and finance the growth and development of our business. Any future determination related to our dividend policy will be made at the discretion of our board of directors, subject to applicable laws, and will depend upon, among other factors, our results of operations, financial condition, capital requirements, contractual restrictions, business prospects and other factors our board of directors may deem relevant, and subject to the restrictions contained in any future financing instruments.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2025:

●	on an actual basis;

●	on a pro forma basis, which includes the effect of a) the 50,000 shares issued in April 2025 pursuant to the Joint Venture Agreements, using a preliminary fair value of $2.00 per share and b) the issuance 75,000 shares of Series B Preferred Stock for an aggregate purchase price of $300,000 in May 2025.

●	on an as adjusted basis to reflect the issuance of 1,250,000 shares of common stock in this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The table below assumes no exercise by the underwriters of their over-allotment option.

The as adjusted information below is illustrative only and our capitalization following the completion of this offering is subject to adjustment based on the public offering price of the shares of our common stock and other terms of this offering determined at pricing. You should read this table together with our financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	March 31, 2025
	Actual	Pro Forma	As Adjusted (1) (2)
Cash	$48,725	$348,725	$4,464,850

Due to related parties	673,083	673,083	673,083
Future equity obligations	25,000	25,000	-
Total liabilities	698,083	698,083	673,083

Common stock subject to possible redemption, $0.001 par value, 10,000 shares issued and outstanding, actual, 60,000 shares issued and outstanding, pro forma, 0 shares as adjusted	20,000	120,000	-

Stockholders’ equity:
Preferred stock, $0.001 par value, 10,000,000 shares authorized
Series X preferred stock, 5,000 shares issued and outstanding, actual, pro forma and as adjusted	5	5	5
Series B preferred stock, 1,250,000 shares authorized, 0 shares issued and outstanding, actual, 75,000 shares issued and outstanding, pro forma, 0 shares issued and outstanding, as adjusted	-	75	-
Common stock, $0.001 par value, 190,000,000 shares authorized, 5,091,391 shares issued and outstanding, actual, 5,091,391 issued and outstanding, pro forma, 6,616,867 shares issued and outstanding, as adjusted	5,092	5,092	6,617
Additional paid-in capital	324,713	624,638	4,960,921
Retained earnings	1,010,490	1,010,490	610,490
Total stockholders' equity	1,340,300	1,640,300	5,578,033
Total capitalization	$2,038,383	$2,338,383	$6,251,116

(1)	As adjusted reflects the sale of 1,250,000 shares of our common stock in this offering at the assumed public offering of $4.00 per share, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(2)

The number of shares of common stock outstanding after this offering is based on 5,151,391 shares of common stock issued and outstanding as of June 5, 2025  and an aggregate of 1,465,476   shares of common stock issuable upon the closing of this offering, consisting of the following shares:

●	1,250,000 shares of common stock to be issued in this offering;

●	8,333 shares of common stock upon the automatic conversion of $25,000 of the 2023 SAFE (assuming an initial public offering price of $4.00);

●	100,000 shares of common stock to be issued at the closing of this offering to certain advisors of the Company in consideration for services rendered by Blake Elliot Inc. as compensation pursuant to certain advisory agreement dated May 6, 2024; and

●	107,143 shares of common stock issuable upon the conversion of 75,000 shares of Series B Preferred Stock (based on an assumed offering price of $4.00).

The number of outstanding shares immediately following this offering excludes:

●	587,975 shares of our common stock issuable upon the exercise of outstanding stock options issued under our 2025 Plan, at a weighted-average exercise price of $2.08 per share;

●	175,733 shares of our common stock reserved for future issuance under our 2025 Plan, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under our 2025 Plan; and

●	50,000 shares of common stock issuable upon the exercise of the Representative’s Warrants.

The table above does not account for the Representative’s Warrants, which will be issued upon the closing of this offering. The Representative’s Warrants are determined to be equity-classified instruments as per ASC 815. As the Representative’s Warrants will be issued in connection with the shares of common stock sold in this offering, the Representative’s Warrants will be accounted for as offering costs per ASC 340. As such, there will be no net effect to stockholders’ equity upon the offering.

DILUTION

If you invest in our shares in this offering, your ownership will be diluted immediately to the extent of the difference between the public offering price per share and the as adjusted net tangible book value per common stock immediately after this offering. Dilution in net tangible book value per share to new investors is the amount by which the offering price paid by the purchasers of the shares sold in this offering exceeds the as adjusted net tangible book value per common stock after this offering. Net tangible book value per share is determined at any date by subtracting our total liabilities from the total book value of our tangible assets and dividing the difference by the number of shares of common stock deemed to be outstanding at that date.

As of March 31, 2025, our net tangible book value (deficit) was $0.9 million, or $0.17 per share.

Our pro forma net tangible book value as of March 31, 2025, was $1.2 million, or $0.23 per share, as adjusted to give effect to a) the 50,000 shares issued in April 2025 pursuant to the Joint Venture Agreements, using a preliminary fair value of $2.00 per share and b) the issuance 75,000 shares of Series B Preferred Stock for an aggregate purchase price of $300,000 in May 2025.

After giving effect to our sale of 1,250,000 shares in this offering at an assumed public offering price of $4.00 per share and after deducting the underwriting discounts and commissions and estimated offering expenses, our pro forma as adjusted net tangible book value (deficit) as of March 31, 2025 would have been approximately $5.3 million, or approximately $0.80 per share. This amount represents an immediate increase in net tangible book value of $0.63 per share to existing stockholders and an immediate dilution in net tangible book value of $3.20 per share to purchasers of our shares in this offering, as illustrated in the following table.

Pro forma net tangible book value also includes the issuance of an aggregate of 215,476 shares of common stock consisting of: (i) the issuance of 8,333 shares of common stock upon the automatic conversion of $25,000 of the 2023 SAFE, calculated assuming an initial public offering price of $4.00; (ii) 100,000 shares of common stock to be issued at the closing of this offering to certain advisors of the Company in consideration for services rendered and (iii) 107,143 shares of common stock issuable upon the conversion of 75,000 shares of Series B Preferred Stock.

Dilution per share to new investors is determined by subtracting pro forma as adjusted net tangible book value per share after this offering from the initial public offering price per share paid by new investors. The following table illustrates this dilution:

Assumed initial public offering price per share		$4.00
Historical net tangible book value (deficit) per share as of March 31, 2025	$0.17
Increase in pro forma net tangible book value per share	$0.06
Pro forma net tangible book value per share		$0.23
Increase in pro forma as adjusted net tangible book value per share attributable to payments by new investors	$0.57
Pro forma as adjusted net tangible book value per share immediately after this offering		$0.80
Dilution per share to new investors purchasing shares in this offering		$3.20

The number of common stock outstanding immediately following this offering excludes:

●	187,500 shares of common stock issuable upon the exercise of the underwriter’s over-allotment option; and

●	50,000 shares of common stock issuable upon the exercise of the Representative’s Warrants.

A $1.00 increase or decrease in the assumed public offering price of $4.00 per share, would increase or decrease the net tangible book value per share after this offering by approximately $0.81 and dilution in net tangible book value per share to new investors by approximately $2.02, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Our financial statements are prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). These accounting principles require us to make certain estimates, judgments and assumptions. We believe that the estimates, judgments and assumptions upon which we rely are reasonable based upon information available to us at the time that these estimates, judgments and assumptions are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the financial statements as well as the reported amounts of revenues and expenses during the periods presented. Our financial statements would be affected to the extent there are material differences between these estimates and actual results. In many cases, the accounting treatment of a particular transaction is specifically dictated by GAAP and does not require management’s judgment in its application. There are also areas in which management’s judgment in selecting any available alternative would not produce a materially different result. The following discussion should be read in conjunction with our financial statements and notes thereto appearing elsewhere in this prospectus.

Overview

Collab Z Inc., through its subsidiary, Collab CA LLC, has developed its pioneering Collab Platform, a first-of-its-kind Community-Based Property Management model that is designed to replace traditional property management practice by enabling community involvement and by leveraging modern technology, including artificial intelligence features currently under development. Our approach actively involves tenants and other skilled community members in the management process, handling leasing and daily operations in a way that minimizes conflicts of interest and improves tenant satisfaction. With a four-year lead over new market entrants and the ability to scale instantly without local staffing, Collab Z uniquely positions itself against both traditional property management firms and SaaS-based ProTech competitors.

Our mission is to democratize property management and to foster a more engaged community of tenants, property owners, and professional service providers to maximize asset value and to create a sustainable, decentralized organization that benefit all stakeholders involved.

Our vision is to revolutionize the real estate sector by maximizing community engagement in their living and working spaces for an autonomous and collaborative living experience.

We are committed to innovation, focusing on delivering substantial long-term value to our shareholders and improving the quality of life for our property owners, tenants, Community Pros, or CPs, and professional service providers. As we expand, our Collab Platform will continue to lead the shift towards a more connected and engaged property management ecosystem.

The Current Industry Challenges, Our Solution, and Our Opportunity

The Challenge

The property management industry faces longstanding inefficiencies and high costs due to outdated value chain structures. Collab Z has identified key pain points and opportunities for transformation:

1.	Inefficiency in Traditional Models: Legacy property management structures are bloated with excessive layers of human oversight and reliance on third-party service providers. This increases management costs, creates long lead times, reduces transparency, and often results in misaligned interests between stakeholders.

2.	Low Tenant Satisfaction: Traditional systems overlook the potential contributions of tenants who are willing to assist with routine tasks, such as communications, minor repairs, maintenance requests, and leasing coordination. This underutilization contributes to lower tenant satisfaction, higher turnover rates, and poorly maintained properties.

3.	Scalability Challenges: Traditional models struggle to scale across multiple properties and regions due to their dependence on local staffing and manual processes. This increases operational complexity and limits growth opportunities.

4.	Lag in Technology Adoption: Compared to other industries, property management has been slow to adopt disruptive technologies that could overhaul outdated operational models. This presents a significant opportunity for innovation.

Our Solution

Collab Z has developed its Collab Platform, a community-based property management solution that directly connects tenants with property management tasks, offering them financial incentives to contribute to their living environment and foster stronger community connections.AI-enhanced features for our Collab Platform are currently under development, with phased launches planned over an 18-month period starting in early 2025.

Our model enhances occupancy rate, eliminates unnecessary management layers, reduces operating expenses, and improves tenant satisfaction by delivering responsive services through Community Pros and professional service providers. Also, the Collab Platform enables faster entry into new market without building local teams.

As part of this model, Community Pros (“CPs”) are tenants who assist with property management tasks, such as leasing showings, minor repairs, administrative work, and Customer support, in exchange for financial incentives.

For repair and maintenance tasks requiring specialized expertise, professional service providers (licensed contractors such as HVAC, plumbing, and electrical repair specialists) handle the work.

CPs play a coordination and communication role, similar to property managers, contacting professional service providers, scheduling service appointments, and ensuring that repairs are completed as expected in a timely manner.

Our Opportunity

According to IBIS World, the property management industry reached $128.3 billion in revenue by the end of 2024, growing at a CAGR of 2.0%. As the first community-based property management solution, Collab Z is positioned to revolutionize this massive market.

With over 300,000 property management companies and 20 million rental properties in the U.S. (Sources: Truelist, February 2024; Rubyhome, August 2023), the opportunity for disruption is immense. The Collab Platform is designed to:

●	Streamline operations

●	Enhance tenant engagement

●	Maximize property value

By applying a community-driven model and planning the integration of AI-powered features currently under development, Collab Z addresses longstanding inefficiencies while scaling across the nation’s extensive rental property network.

Certain Key Factors Affecting Our Performance

The performance of our business depends on a number of factors. While each of these areas presents significant opportunities for us, they also pose challenges and risks that we must address to sustain the growth of our business and improve our results of operations. See the section titled “Risk Factors” for additional information on the various challenges and risks we face as we look to grow our business model.

Trends, Events and Uncertainties

As a company operating in the real estate technology sector, we face various external factors that could impact our operational results and financial stability:

1.	Economic Conditions: Our operations are sensitive to economic fluctuations, particularly changes in the real estate market and broader economic indicators such as GDP growth, interest rates, and employment levels. Shifts in these areas can affect demand for our services. For instance, favorable economic conditions typically bolster demand, whereas economic downturns or periods of significant market volatility might result in higher vacancy rates and reduced rental prices. This in turn negatively impacts our revenue streams.

2.	Regulatory Environment: Changes in regulations related to real estate, technology, and data privacy can significantly affect our operational practices and compliance costs. For instance, local and federal housing policies, including rent control measures, zoning laws, and affordable housing mandates, can significantly impact operational strategies and profitability.

3.	Technological Advancements: The fast pace of technological change requires continuous investment in our technology to stay competitive. Innovations by competitors could render our current offerings less attractive if not promptly addressed.

4.	Market Adoption and Competitive Landscape: The adoption rate of our community-based solutions, along with the intensity of competition, can influence our market position and pricing strategies. A slower-than-expected adoption rate or increased competition could adversely affect our financial performance.

Key Metrics

To effectively manage our business and gauge our performance, we focus on several key operational and financial metrics:

1.	Customer Acquisition Costs (CAC): This metric measures the average cost incurred to secure new property management customers, reflecting the efficiency of our marketing and sales strategies. To date, the majority of our managed properties have been sourced through related-party relationships. Because these engagements did not require direct marketing or sales efforts, associated acquisition costs have been minimal and are not representative of broader customer acquisition efforts. As a result, we have not historically tracked CAC in a standardized or reportable format across all properties. However, beginning in early 2025, we began managing a property owned by a non-related third party, and plan to add additional third-party properties to our portfolio. Management is currently in the process of building a standardized methodology for calculating CAC and intends to implement internal systems that will enable us to report this metric consistently. As we scale our third-party portfolio, CAC will become an increasingly relevant indicator of operating efficiency and sales effectiveness.

2.	Occupancy Rate of the properties managed by Collab Z: Tracks the percentage of units currently rented out in our managed properties. A high occupancy rate reflects strong market demand and the effectiveness of our property management services. We consistently maintain near-full occupancy, with rates of approximately 97% and 99% as of 2023, and 2024, respectively, surpassing the industry average of ~95% (Source: Medium, January 2025)

3.	Net Operating Income (NOI) of properties managed by Collab Z: NOI is a key measure of profitability and operational performance at the property level. Across our managed portfolio, Collab Z has delivered NOI margins ranging from approximately 30% to 72% over the past two fiscal years. These variations reflect the nature of our diversified portfolio, which includes Class A, B, and C properties with varying age and condition, as well as differences in operational stage such as lease-up, renovation, or repositioning. This performance reflects our ability to drive operational efficiency and cost control through our community-based property management model.

4.	Customer Retention Rate: We define retention as the continuation of management contracts with property owners over time. Since we began operations in 2021, we have retained management of 100% of the properties in our portfolio, except in instances where ownership of the property has changed. While most of these properties are owned by related parties, we believe this consistency reflects the reliability of our service model and our ability to meet ownership expectations. As we expand into third-party markets, we plan to continue tracking retention as a key measure of owner satisfaction and operational quality.

5.	Profit margin of Collab Z: Our company-level profit margin measures the percentage of revenue that translates into profit, reflecting the effectiveness of our cost controls and pricing strategy. Collab Z achieved an operating profit margin of 15% for the fiscal year ended September 30, 2023, and 52% for the fiscal year ended September 30, 2024. The significant increase in profit margin was primarily driven by the recognition of EB-5 management fees in 2024, which carry higher margins compared to our core property management services. As we plan to phase out the EB-5 business within the next year and concentrate on expanding our core property management business, we expect our future profit margins will adjust accordingly in future reporting periods.

Components of Operating Results

Revenue

The Company earns revenue from the following streams:

Property Management

The Company provides property management services for rental properties that include various elements based on the underlying contractual agreement. The Company earns a fixed percentage of monthly lease income. This revenue is recognized on an ongoing, monthly basis. The Company earns additional fees based on a fixed percentage of property-related expenses such as repairs and maintenance at the time the underlying costs are incurred. The Company, at times, is also eligible to earn commissions on the first month of a new lease agreement. Certain managed properties include a profit share arrangement based on guaranteed rental income whereby the Company shares in the excess rental income over the guaranteed amounts. No losses have been incurred based on these guarantees. The Company recognizes this revenue at the point in time the excess rental income is known.

Development and Construction Management

The Company provides services consisting of the oversight of property development and construction projects, including budget monitoring and timeline management. Development fees are recognized on an ongoing monthly basis through the completion of the service period.

Procurement

The Company facilitates procurement of materials and supplies for construction projects, particularly from international sources. Procurement fees are recognized at a point in time upon the completion of the procurement service, which is shipment of the related materials.

Renovation Management

Renovation management services include assisting in the acquisition, renovation, and disposition of properties. Renovation fees are recognized on an ongoing, monthly basis through the completion of the service period, which is based on the time elapsed of the renovation project. The Company also earns renovation service fees, which are recognized over time as the project progresses based on the actual costs incurred of the underlying renovation project. Acquisition fees are recognized at a point in time after the acquisition of the property.

EB-5 Immigration Investor Services

The Company identifies EB-5 immigration investment projects and assists investors with project identification, assistance and support during the project application process. Fees are recognized at a point in time upon the fulfillment of the EB-5 service obligations, which is when the EB-5 application package has been submitted. Payments are billed in two tranches, and any deferred revenue is recognized once performance obligations are met.

Consulting Services

The Company provides consulting services to third parties that are defined by service agreements. Consulting services may include terms whereby there is a set of deliverables required for which revenue will be recognized at a point in time when the deliverables are satisfied, or may relate to services that are performed periodically and recognized over time. Each contract is assessed for performance obligations. There is generally no right of return or refund related to these services.

A disaggregation of revenue for the six months ended March 31, 2025 and 2024 and years ended September 30, 2024 and 2023 is as follows:

	Six Months Ended		Year Ended
	March 31,		September 30,
	2025	2024	2024	2023
Property management	$357,414	$271,634	$579,083	$474,409
Development and construction management	119,514	28,500	94,500	107,500
Procurement	48,708	15,000	237,188	22,500
Renovation management	-	98,615	252,814	29,438
Revenue - related parties	525,636	413,749	1,163,585	633,847

EB-5 immigrant investor services	-	-	690,000	-
Consulting income	270,000	-	-	-
Property management-third party	12,549	-	-	-
Revenue	282,549	-	690,000	-
Total revenue	$808,185	$413,749	$1,853,585	$633,847

Cost of Revenues

Cost of revenue includes operations personnel supporting the Company’s real estate services, specifically those personnel who work directly on property management as well as development, construction, renovation and EB-5 projects. Cost of revenue also includes software costs incurred to maintain the Company’s property management system, as well as amortization of capitalized software costs.

Operating Expenses

Sales And Marketing

Our sales and marketing costs consists primarily of salaries and other related costs for business development personnel and advertising and marketing costs. We expect that our sales and marketing expense will increase significantly on an absolute dollar basis and vary from period-to-period as a percentage of revenue for the foreseeable future as we focus on building out our third-party customer facing organization and expanding our brand.

General and Administrative Expense

Our general and administrative expenses consist primarily of salaries and other related costs for personnel in our executive, finance, corporate development and administrative functions. General and administrative expense also includes professional fees for legal, accounting, information technology, travel, insurance, software costs and expenses related to our operations at our headquarters, including rent.

We expect that our general and administrative expense will increase on an absolute dollar basis and vary from period-to-period as a percentage of revenue for the foreseeable future as we focus on processes, systems and controls to enable our internal support functions to scale with the growth of our business. We expect to incur increased expenses associated with being a public company, including costs of accounting, audit, legal, regulatory and tax compliance services, costs related to compliance with the rules and regulations of the Securities and Exchange Commission (the “SEC”) and exchange listing standards, higher director and officer insurance costs, and investor and public relations costs.

Other Income (Expense)

Other income (expense) primarily includes interest expense on the Company’s outstanding debt.

Results of Operations

Comparison of Six Months Ended March 31, 2025 and 2024

The following table sets forth key components of our results of operations for the six months ended March 31, 2025 and 2024, both in dollars and as a percentage of our net revenues.

	Six Months Ended March 31,
	2025		2024
	Amount	% of revenues	Amount	% of revenues

Revenue - related parties	$525,636	65%	$413,749	100%
Revenue - other	282,549	35%	-	0%
Total revenue	808,185	100%	413,749	100%

Cost of revenue	185,957	23%	76,342	18%
Gross profit	622,228	77%	337,407	82%

Operating expenses:
Sales and marketing	10,248	1%	12,358	3%
General and administrative	466,555	58%	256,796	62%
Total operating expenses	476,803	59%	269,154	65%

Income from operations	145,425	18%	68,253	16%

Other income (expense):
Interest income	17,351	2%
Interest expense	(23,006)	-3%	-	0%
Other income	1,418		-	0%
Total other expense	(4,237)	-3%	-	0%

Provision for income taxes	-	0%	-	0%
Net income	$141,188	17%	$68,253	16%

Revenue

Related party revenue increased by $111,887 for the six months ended March 31, 2025 to $525,636 as compared to $413,749 in the prior period. The increase was due to an increase in development and construction management revenue of $91,014, an increase of property management of $85,780 and an increase of procurement revenue of $33,708 partially offset by a decrease in renovation management revenue of $98,615.

Other revenue was $282,549 for the six months ended March 31, 2025, consisting of consulting fees performed and property management services to a third party.

Cost of Revenue

Cost of revenue was $185,957 for the six months ended March 31, 2025 as compared to $76,342 in 2024. The increase was due to the higher revenues in 2025.

Sales and Marketing

Sales and marketing expenses decreased by $2,110 for the six months ended March 31, 2025 compared to the prior period. This decrease was primarily due to lower personnel costs assisting with business development.

General and Administrative

General and administrative expenses increased by $209,759 for the six months ended March 31, 2025 compared to the prior period. This increase was primarily due to higher personnel costs and professional services as we expanded our operations.

Other Income (Expense)

Other income (expense) was ($4,237) and $0 for the six months ended March 31, 2025 and 2024, respectively, which primarily consisted of interest expense on the Company’s outstanding line of credit in 2025.

Net Income

Net income was $141,188 for the six months ended March 31, 2025 as compared to a net income of $68,253 for the prior period. The increase of $72,935 was primarily due to higher revenues and gross profit in 2025, partially offset by increased operating expenses.

Comparison of Years Ended September 30, 2024 and 2023

The following table sets forth key components of our results of operations for the years ended September 30, 2024 and 2023, both in dollars and as a percentage of our net revenues.

	Year Ended September 30,
	2024		2023
	Amount	% of revenues	Amount	% of revenues
Revenue - related parties	$1,163,585	63%	$633,847	100%
Revenue	690,000	37%	-	0%
Total revenue	1,853,585	100%	633,847	100%

Cost of revenue	219,283	12%	202,072	32%
Gross profit	1,634,302	88%	431,775	68%

Operating expenses:
Sales and marketing	47,874	3%	55,451	9%
General and administrative	622,401	33%	281,416	44%
Total operating expenses	670,275	36%	336,867	53%

Income from operations	964,027	52%	94,908	15%

Other expense:
Interest expense	(13,607)	-1%	(80)	0%
Total other expense	(13,607)	-1%	(80)	0%

Provision for income taxes	-	0%	-	0%
Net income	$950,420	51%	$94,828	15%

Revenue

Related party revenue increased by $529,738 for the year ended September 30, 2024 to $1,163,585 as compared to $633,847 in the prior year. The increase was due to an increase in procurement revenue of $214,688, an increase of renovation management fees of $223,376, an increase in property management fees of $104,674 and a decrease in development and construction management fees of $13,000. In 2024, the Company began new renovation and development projects on certain properties, as well as increased fees on existing properties. Therefore, the Company generated higher revenues across all real estate revenue sources.

Other revenue increased by $690,000 for the year ended September 30, 2024 as compared to the prior year. Other revenue consists of EB-5 immigration investor services, which the Company began performing in late 2023.

Cost of Revenue

Cost of revenue was $219,283 for the year ended September 30, 2024 as compared to $202,072 in 2023.

The increase was primarily due to $20,345 in non-cash compensation expense attributable to shares issued for services in 2024.

Sales and Marketing

Sales and marketing expenses decreased by $7,577 for the year ended September 30, 2024 compared to the prior year. This decrease was primarily due to lower personnel costs assisting with business development.

General and Administrative

General and administrative expenses increased by $340,985 for the year ended September 30, 2024 compared to the prior year. This increase was primarily due to higher professional services, as we expanded our operations, as well as $120,287 in non-cash compensation expense attributable to shares issued for services.

Other Expense

Other expense was $13,607 for the year ended September 30, 2024, which consisted of interest expense on the Company’s outstanding line of credit.

Net Income

Net income was $950,420 for the year ended September 30, 2024 as compared to $94,828 for the prior year. The increase in net income of $855,592 was primarily due to higher revenues and gross profit in 2024, partially offset by increased operating expenses.

Liquidity and Capital Resources

Our principal liquidity requirements are for working capital, business development and system development. We fund our liquidity requirements primarily through cash on hand, cash flows from operations, proceeds from related parties and debt financing.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company had $48,725 in cash as of March 31, 2025, and $491,834 in amounts due from related parties. The Company is heavily reliant on related parties as its primary revenue and cash flow sources and has historically generated revenues from sources that may not be recurring.

The Company is in its early-stage, and expects to incur significant costs to expand its operations and conduct its business plan, which may result in future losses if it cannot effectively market its products and achieve market acceptance.

Management’s Plans

Management believes substantial doubt has been alleviated based on the following:

The net accounts receivable, due to and from related parties balances at March 31, 2025, which have been or are expected to be fully collected and paid, provide for a net positive effect to cash of approximately $0.35 million. These funds are expected to provide the Company with operating capital sufficient to cover basic operations. In addition, the Company is seeking to raise capital via an equity offering. In the event the Company does not complete an offering, the Company expects to seek additional funding through private equity, debt and/or related party financings or use its existing line of credit to provide additional operating capital. The Company may not be able to obtain financing on acceptable terms, or at all.

Cash Flows

Liquidity activity is shown for the six months ended March 31, 2025 and 2024 and years ended September 30, 2024 and 2023. The following is a summary of the Company’s cash flows provided (used in) operating, investing, and financing activities:

	Six Months Ended		Year Ended
	March 31,		September 30,
	2025	2024	2024	2023
Net cash provided by (used in) operating activities	$128,796	$199,861	$1,257,920	$(413,173)
Net cash provided by (used in) investing activities	1,237,974	(318,445)	(2,619,677)	618,783
Net cash provided by (used in) financing activities	(1,423,079)	164,786	1,450,878	(207,691)
Net change in cash	$(56,309)	$46,202	$89,121	$(2,081)

Net Cash Provided by (Used in) Operating Activities

Cash provided by operating activities was $128,796 for the six months ended March 31, 2025 as compared to $199,861 for the prior period. Cash provided during the six months ended March 31, 2025 was primarily due to our net income of $141,188, partially offset by cash used in operating assets and liabilities of $55,059. Cash provided during the six months ended March 31, 2024 was primarily due to our net income of $68,253 and cash provided by operating assets and liabilities of $119,608.

Cash provided by/(used in) operating activities was $1,257,920 for the year ended September 30, 2024 as compared to ($413,173) for the year ended September 30, 2023. Cash provided during the year ended September 30, 2024 was primarily due to our net income of $950,420, non-cash charges of $173,521 and cash provided by operating assets and liabilities of $133,979. Cash used during the year ended September 30, 2023 was primarily due to cash used in operating assets and liabilities of $558,001 driven by increases in accounts receivable and decreases in accounts payable and accrued expenses, partially offset by our net income of $94,828.

Net Cash Provided by (Used in) Investing Activities

Cash provided by investing activities for the six months ended March 31, 2025 was primarily due to the net repayment of due from related parties of $2,065,199 and repayment of loan receivable of $662,275, partially offset by the issuance of loan receivable of $1,470,000 and a software capitalization of $19,500. Cash used in investing activities for the six months ended March 31, 2024 was due to $238,445 in net advances to related parties and a software capitalization of $80,000.

Cash provided by (used in) investing activities was ($2,619,777) and $618,783 for the years ended September 30, 2024 and 2023, respectively. Investing activities in 2024 were primarily due to net advances to related parties of $2,459,677, which included $2,259,850 in advances to YRQ Irrevocable Trust for the purpose of providing working capital to the Company’s related entities. The Company also incurred capitalized software development costs of $160,000 in 2024. Investing activities in 2023 consisted of net repayments of due from related parties of $618,783.

Net Cash Provided by (Used in) Financing Activities

Cash used in financing activities for the six months ended March 31, 2025 included $642,854 in net repayments of a line of credit, $631,833 in net repayments to related parties and $148,392 in capitalized deferred offering costs. Cash provided by financing activities for the six months ended March 31, 2024 included $246,433 in net advances from related parties and member contributions of $63,000, partially offset by $144,647 in member distributions.

Cash provided by (used in) financing activities was $1,450,878 and $(207,691) for the years ended September 30, 2024 and 2023, respectively. During 2024, the Company received $1,080,800 in net advances from related parties, $2,442,854 in proceeds from the Company’s revolving line of credit, $168,435 in member contributions, partially offset by line of credit repayments of $1,800,000 and member distributions of $441,211. During 2023, the Company had net repayments of amounts due to related parties of $163,039, $25,000 in SAFE proceeds, $52,000 from member contributions, partially offset by member distributions of $121,652.

Debt

Revolving Line of Credit

On March 14, 2024, the Company entered into a revolving line of credit agreement with East West Bank for a principal amount of $2,000,000. The loan matures on March 14, 2026, is secured by an assignment of a deposit account held by Collab CA’s former member, YRQ Irrevocable Trust, and is intended exclusively for business operations. The loan has a variable interest rate based on the interest rate of the collateral’s certificate of deposit plus 1.5%. The initial rate is set at 5.905%. The loan request monthly interest payments, and full repayment of principal and accrued interest due at maturity.

During the six months ended March 31, 2025, the Company borrowed an aggregate of $1,300,000, which was used to provide a loan to a third party (see Note 4). As of December 31, 2024, the outstanding balance of the line of credit was $1,942,854. From January 2025 to February 2025, the Company paid off the line of credit with the funds from the collection of due from related parties and receivables.

Future Equity Obligations

In April 2023, the Company entered into a SAFE agreement for proceeds of $25,000. The SAFE has a valuation cap of $50,000,000 and a discount of 25%, which will be applied to the valuation of the Company at the time of the triggering event in order to calculate the price per share for the investor.

The SAFE will convert into equity upon the occurrence of a future qualified financing round of at least $10,000,000 or another triggering event, including the event of a merger, acquisition or initial public offering (“IPO”) as contemplated in this offering. The SAFE will convert into an amount of shares undeterminable until an offering price for this offering is established.

As of March 31, 2025 and September 30, 2024, the fair value of the SAFE was $25,000 and $25,000, respectively. See Note 4 for fair value disclosures.

Due to Related Parties

Due to related parties includes cash advances received from various related parties. These advances are unsecured, due on demand and non-interest bearing. As of March 31, 2025 and September 30, 2024 and 2023, the amounts outstanding were $673,083, $1,304,916 and $224,116, respectively.

Critical Accounting Policies and Significant Judgments and Estimates

This discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with generally accepted accounting standards in the United States (“GAAP”). The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported expenses incurred during the reporting periods. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. While our significant accounting policies are described in more detail in the notes to our financial statements included elsewhere in this prospectus, we believe that the following accounting policies are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates.

We believe our most critical accounting policies and estimates relate to the following:

Revenue Recognition

The Company recognizes revenue from services in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers (“ASC 606”). Under ASC 606, the Company recognizes revenue when or as the Company’s performance obligations are satisfied by transferring control of the promised services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those services. To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the Company performs the following five steps as prescribed by ASC 606:

(i)	identify the contract(s) with a customer;

(ii)	identify the performance obligations in the contract;

(iii)	determine the transaction price;

(iv)	allocate the transaction price to the performance obligations in the contract; and

(v)	recognize revenue when (or as) the entity satisfies performance obligations.

The Company only applies the five-step model to contracts when it is probable that it will collect substantially all the consideration it is entitled to in exchange for the goods or services it transfers to the customer. Once the contract is determined to be within the scope of ASC 606, the Company assesses the goods or services promised within each contract, the performance obligations in each contract and whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied. The Company has applied ASC 606 on a portfolio basis. The Company has elected the practical expedients, allowing the recognition of incremental costs of obtaining a contract as an expense when incurred, and not adjust the transaction price for the effects of a significant financing component if, at contract inception, the period between customer payment and the transfer of goods or services is expected to be one year or less.

Stock-Based Compensation

We record stock-based compensation in accordance with ASC 718, Compensation-Stock Compensation. All transactions in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable. Equity instruments issued to employees and the cost of the services received as consideration are measured and recognized based on the fair value of the equity instruments issued and are recognized over the employee’s required service period, which is generally the vesting period.

Common Stock Valuations

An “established trading market” for the Company’s common stock does not exist. The fair value of the shares of common stock was determined based on public company comparables, specifically microcap companies in similar industries including PropTech and technology platform services. The Company then applied a discount factor accounting for the private to public discount and minority interest discount, which was estimated using comparable valuations.

Following the completion of this offering, the fair value of our common stock will be based on the closing price as reported on the date of grant on the primary stock exchange on which our common stock is traded.

Recently Issued and Adopted Accounting Pronouncements

A description of recently issued and adopted accounting pronouncements that may potentially impact our financial position and results of operations is disclosed in Note 2 to our financial statements appearing at the end of this prospectus.

Off-Balance Sheet Arrangements

The Company has a minimum rental guarantee for certain related party managed properties whereby the Company will pay the difference between the collected rent and the minimum rent guarantee. These guarantees require the Company to ensure a specified minimum gross revenue each month. Should the properties’ gross revenues fall below these thresholds, the Company is required to compensate for the shortfall. The maximum potential amount of future payments under these guarantees is estimated based on historical occupancy rates and market trends to project potential future shortfalls. The minimum rent guarantee thresholds are calculated annually based on the local market occupancy rates and prevailing market rental rates. The minimum rent guarantee terms are stipulated to last for the duration of the property management agreements unless terminated by either party or amended by mutual consent. These agreements can be terminated by either party by providing 30 days’ notice.

As of the issuance date of these consolidated financial statements, the maximum potential rental guarantees were approximately $102,000 per month. Since entering into these terms, the Company has achieved occupancy rates at all properties at or above market rental rates. As such, there have been no shortfall payments incurred by Collab Z to date.

During the periods presented, we did not have, nor do we currently have, any other off-balance sheet arrangements as defined under SEC rules.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risks in the ordinary course of our business. These risks primarily include interest rate risks and inflation risks. Periodically, we maintain deposits in accredited financial institutions in excess of federally insured limits. We deposit our cash in financial institutions that we believe have high credit quality and have not experienced any losses on such accounts and do not believe we are exposed to any unusual credit risk beyond the normal credit risk associated with commercial banking relationships.

Interest Rate Risk

Our cash consists of cash in readily available checking accounts. We may also invest in short-term money market fund investments. Such interest-earning instruments carry a degree of interest rate risk, however, historical fluctuations in interest income have not been significant.

Inflation Risk

Inflation generally affects us by increasing our cost of labor. We do not believe inflation has had a material effect on our results of operations during the periods presented

Emerging Growth Company

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012. For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from specified disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include:

●	being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

●	not being required to comply with the requirement of auditor attestation of our internal controls over financial reporting;

●	not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

●	reduced disclosure obligations regarding executive compensation; and

●	not being required to hold a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We have taken advantage of certain reduced reporting requirements in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.

An emerging growth company can also take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use this exemption from new or revised accounting standards during the period in which we remain an emerging growth company; however, we have and may adopt certain new or revised accounting standards early.

We will remain an emerging growth company until the earlier of (i) the last day of the fiscal year following the fifth anniversary of the date of the first sale of our securities pursuant to an effective registration statement under the Securities Act; (ii) the last day of the fiscal year in which we have total annual gross revenues of $1.235 billion or more; (iii) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under applicable SEC rules. We expect that we will remain an emerging growth company for the foreseeable future but cannot retain our emerging growth company status indefinitely and will no longer qualify as an emerging growth company on or before the last day of the fiscal year following the fifth anniversary of the date of the first sale of our securities pursuant to an effective registration statement under the Securities Act.

BUSINESS

Corporate History

We were incorporated in Nevada on May 10, 2024, for the purpose of reorganizing our structure and to become the holding company for Collab LLC.

In September 2024, we issued an aggregate of 5,060,391 shares of our common stock in a private placement to certain initial investors pursuant to certain securities purchase agreements dated September 16, 2024 (the “Private Placement”), including an aggregate of 2,656,000 shares of common stock to the Controlling Group, comprised of 2,462,500 shares issued to YRQ Trust, 33,500 shares issued to SDZ-1-2022 Trust, 140,000 shares issued to SDZ-2-2022 Trust and 20,000 shares issued to Shui Dui Zi Irrevocable Family Trust. The trustees and beneficiaries of YRQ Trust are immediate family members of Mr. Qian Wang, our founder and former Chairman, who is the trustee of the SDZ-1-2022 Trust, the SDZ-2-2022 Trust and the Shui Dui Zi Irrevocable Family Trusts.

On October 3, 2024, we filed a Certificate of Designation with the Secretary of State of Nevada that authorized us to issue up to 5,000 shares of Series X Preferred Stock, par value $0.001 per share, and provides for 1,000 votes per share when voting together with the common stock. The Company issued all of the shares of Series X Preferred Stock to the YRQ Trust.

On December 11, 2024, we cancelled an aggregate of 4,519,500 shares of common stock pursuant to certain cancellation and release agreements dated December 11, 2024, in order to correct a structural error, which was remedied by the Reorganization Agreement (as defined below).

In December 2024, Collab LLC became a direct, wholly owned subsidiary of the Company through the closing of a share exchange pursuant to a Reorganization Agreement and Plan of Share Exchange dated December 30, 2024 (the “Reorganization Agreement” or “Reorganization”). Pursuant to the Reorganization, the sole member of Collab LLC, YRQ Trust, exchanged 100% of their member interests for a total of 4,550,500 shares of the Company’s common stock. As a result, Collab LLC became a direct, wholly owned subsidiary of the Company. Collab Z Inc. is a holding company and carries out all its operations through its subsidiaries. Collab LLC is our main operating subsidiary.

On January 2, 2025, YRQ Trust assigned 1,838,000 of its shares of common stock (the “Assigned Shares”) that it had received in the Reorganization to family irrevocable trusts, friends and family members of the beneficiaries of YRQ Trust (the “Assignment”). Following the Assignment, YRQ Irrevocable Trust owns 2,712,500 shares of common stock and 5,000 shares of Series X Preferred Stock. The Assigned Shares are held directly by the recipients and are no longer considered beneficially owned by YRQ Trust.

On June 5, 2025, we filed a Certificate of Designation with the Secretary of State of Nevada that authorized us to issue up to 1,250,000 shares of Series B Preferred Stock with a stated value of $4.00 per share. Pursuant to a securities purchase agreement, dated May 27, 2025, we sold 75,000 shares of Series B Preferred Stock to one accredited investor for an aggregate purchase price of $300,000.

Description of the Business

Collab Z has developed its pioneering Collab Platform, a first-of-its-kind Community-Based Property Management model that is designed to replace traditional property management practice by enabling community involvement and by leveraging modern technology, including artificial intelligence features currently under development. Our approach actively involves tenants and other skilled community members in the management process, handling leasing and daily operations in a way that minimizes conflicts of interest and improves tenant satisfaction. With a four-year lead over new market entrants and the ability to scale instantly without local staffing, Collab Z uniquely positions itself against both traditional property management firms and SaaS-based PropTech competitors.

Our mission is to democratize property management and to foster a more engaged community of tenants, property owners, and professional service providers to maximize asset value and to create a sustainable, decentralized organization that benefit all stakeholders involved.

Our vision is to revolutionize the real estate sector by maximizing community engagement in their living and working spaces for an autonomous and collaborative living experience.

Building an eco-system in property management, we are a people-first organization, focused on delivering value to our property owners, tenants, and professional service provider- while creating sustainable, long-term value for Collab Z’s shareholders.

In addition to transforming the property management industry, Collab Z Inc. offers a range of specialized services within its initial ecosystem. These services maximize the value of our strategically developed resources, delivering comprehensive solutions to our stakeholders. Our EB-5 Immigration Investor Services source USCIS-qualified investment projects and assist EB-5 investors with project selection, compliance documentation, and application support. In Renovation Management, we streamline property renovation processes with professional oversight. Our Procurement Service provides expert insights during the construction material specification and design phases. For Development and Construction Management, we oversee projects to ensure timely, on-budget completion. In addition, we deliver tailored solutions to address complex development challenges.

At first glance, these specialized services may seem unrelated to our core business. However, as an early-stage startup, Collab Z has strategically leveraged its robust industry network to drive operational efficiency and profitability. For example:

●	Collab Z recently completed a development project at 1773 Oxford Street, Berkeley, California in May 2025, and assumed the role of property manager beginning June 1, 2025.

●	An equity investor in Collab Z’s 1773 Oxford Street development project helped us secure a 48-unit multifamily property management contract in December 2024.

●	A Berkeley-based general contractor, engaged on several Collab Z - managed renovation projects, successfully referred an EB-5 investor in mid-2024.

As we continue building our business ecosystem, Collab Z will transition toward a more focused and scalable operational model. Our core emphasis will be on community-based property management, while we strategically scale down ancillary services such as development and construction management, renovation management, and EB-5 Immigration Investor Services. This streamlined approach will enable us to concentrate resources on expanding and enhancing our innovative property management solutions in the multifamily housing sector.

The Current Industry Challenge, Our Solution, and Our Opportunity

The Challenge

The property management industry faces longstanding inefficiencies and high costs due to outdated value chain structures. Collab Z has identified key pain points and opportunities for transformation:

1.	Inefficiency in Traditional Models: Legacy property management structures are bloated with excessive layers of human oversight and reliance on third-party service providers. This increases management costs, creates long lead times, reduces transparency, and often results in misaligned interests between stakeholders.

2.	Low Tenant Satisfaction: Traditional systems overlook the potential contributions of tenants who are willing to assist with routine tasks, such as communications, minor repairs, maintenance requests, and leasing coordination. This underutilization contributes to lower tenant satisfaction, higher turnover rates, and poorly maintained properties.

3.	Scalability Challenges: Traditional models struggle to scale across multiple properties and regions due to their dependence on local staffing and manual processes. This increases operational complexity and limits growth opportunities.

4.	Lag in Technology Adoption: Compared to other industries, property management has been slow to adopt disruptive technologies that could overhaul outdated operational models. This presents a significant opportunity for innovation.

Our Solution

Collab Z has developed its Collab Platform, a community-based property management solution that directly connects tenants with property management tasks, offering them financial incentives to contribute to their living environment and foster stronger community connections. AI-enhanced features are currently under development, with phased launches planned over an 18-month period starting in early 2025.

Our model enhances occupancy rate, eliminates unnecessary management layers, reduces operating expenses, and improves tenant satisfaction by delivering responsive services through Community Pros and professional service providers. Also, the Collab Platform enables faster entry into new market without building local teams.

As part of this model, Community Pros (“CPs”) are tenants who assist with property management tasks, such as leasing showings, minor repairs, administrative work, and Customer support, in exchange for financial incentives.

For repair and maintenance tasks requiring specialized expertise, professional service providers (licensed contractors such as HVAC, plumbing, and electrical repair specialists) handle the work.

CPs play a coordination and communication role, similar to property managers, contacting professional service providers, scheduling service appointments, and ensuring that repairs are completed as expected in a timely manner.

After more than four years of refining our disruptive approach, Collab Z has established itself as a market leader, with the following key competitive advantages:

1.	First-Mover Advantage and Industry Recognition

o	Experience and Market Penetration: With a four-year head start, Collab Z holds a significant advantage in experience, technology deployment, and market reach.

o	Industry Validation: Recognized by esteemed organizations such as the MIT Center for Real Estate, Propmodo, and Yahoo Finance, Collab Z’s innovative model is endorsed by industry leaders.

2.	Proprietary Community-Based Property Management Model

o	Unlike traditional SaaS PropTech solutions (e.g., Buildium) or task-matching platforms (e.g., TaskRabbit), Collab Z integrates tenants directly into property management operations. This minimizes reliance on third-party managers, maximizing efficiency.

3.	Quantifiable Metrics

o	Operational Efficiency: Collab Z consistently maintains near-100% occupancy rates, far surpassing the industry average of ~95% (Source: Medium, January 2025).

o	Scalable Market Expansion: Targeting a $5.6 trillion addressable residential rental market (Source: Statista, July 2024), Collab Z actively operates in four markets, managing 13 properties at full occupancy as of 2024.

4.	Competitive Positioning

o

Versus Traditional Property Managers: Traditional property management firms typically rely on centralized, full-time staffing models that result in higher overhead and slower responsiveness across geographically dispersed portfolios. In contrast, Collab Z employs a decentralized, community-enabled operating model that engages residents and local service providers through a digitally managed platform. This structure allows Collab Z to reduce operating costs and scale efficiently without the need for extensive local staffing.

o

Versus SaaS PropTech: Most PropTech providers, including industry incumbents such as Yardi and Buildium, offer software solutions that support—but do not replace—traditional property management infrastructure. Collab Z takes a fundamentally different approach: our platform integrates operational workflows, resident participation, and AI-driven automation into a single system that assumes responsibility for managing day-to-day property operations. Rather than serving traditional property managers, our solution displaces them entirely in many cases, particularly where operational inefficiencies are most acute.

Collab Z’s model has attracted academic and media attention due to its unconventional structure and early operational success. Our innovative model has been recognized in industry-specific publications such as Propmodo and Yahoo Finance, and by esteemed academic institutions such as the MIT Center for Real Estate, which highlights Collab Z’s unique approach in the PropTech industry.

Collab Z’s founder, Mr. Qian Wang, actively supports innovation at the MIT Center for Real Estate, where he completed his second Master of Science degree. In 2022, Mr. Wang established the Wang Real Estate Innovation Fund at MIT, directly contributing to research initiatives aimed at advancing PropTech solutions. This collaboration provides Collab Z access to cutting-edge industry research and resources, significantly enhancing our capacity for innovation. Despite competition from major public companies with considerable technical resources, our strategic academic partnerships and distinct business model uniquely position Collab Z to address the longstanding inefficiencies and effectively transform the traditionally conservative multifamily property management market.

5.	Implementation Success Stories

o	1742 Spruce Street, Berkeley, CA: Since Collab Z’s takeover in 2021, occupancy has increased from 85% to 100%, resulting in a 22% rise in average annual revenue.

o

310 Waco Avenue, League City, TX: Within two months of assuming management in January 2025, Collab transformed the property from a monthly loss of $7,891 to a profit of $21,816, driven by a 47% reduction in operating costs—from $63,000 to $33,000

6.	Acknowledgment of Competition Risks

o	While some competitors may have greater technical resources, Collab Z distinguishes itself through its AI-powered, community-based model. This approach delivers transformative improvements over traditional and incremental technologies in the industry.

Our Opportunity

According to IBIS World, the property management industry reached $128.3 billion in revenue by the end of 2024, growing at a CAGR of 2.0%. As the first community-based property management solution, Collab Z is positioned to revolutionize this massive market.

With over 300,000 property management companies and 20 million rental properties in the U.S. (Sources: Truelist, February 2024; Rubyhome, August 2023), the opportunity for disruption is immense. The Collab Platform is designed to:

●	Streamline operations

●	Enhance tenant engagement

●	Maximize property value

By applying a community-driven model and planning the integration of AI-powered features currently under development, Collab Z addresses longstanding inefficiencies while scaling across the nation’s extensive rental property network.

Principal Products and Services

AI-Enhanced Property Management Platform Overview

Collab Z is developing an AI-enhanced, community-based property management platform designed to fundamentally transform traditional property management processes. The Collab Platform reimagines property management by integrating tenants into day-to-day operations, streamlining workflows, and reducing operational overhead. The model draws inspiration from transformative technology platforms such as Uber and Airbnb, replacing conventional centralized property management structures with a decentralized, scalable, and tenant-driven approach.

Current Systems Features and Tools

Collab Z began system development in March 2021. After an iterative development process, Collab Z launched its Minimum Viable Product (“MVP”) in December 2023. The Company is currently operating version 3.0 of its system.

The current property management system is built on a modular architecture, integrating third-party SaaS solutions with proprietary software through a robust API framework developed by Collab Z’s engineering team. This architecture allows Collab Z to address diverse operational requirements while supporting its decentralized, community-based management model.

Integrated Third-Party Systems

●	Discord serves as Collab’s primary real-time communication tool between the operations team, tenants, and Community Pros (“CPs”). CPs claim and complete tasks via Discord, while administrators approve and oversee task completion. Discord is utilized under a standard SaaS subscription model, without exclusive licensing.

●

Buildium manages leasing, rent collection, maintenance tracking, tenant communication, and financial reporting. It includes the Resident Center, a tenant-facing mobile app. Through Resident Center, tenants can (i) pay rent, (ii) submit maintenance requests (with photos), (iii) access lease documents, and (iv) communicate with the operations team. These self-service workflows have improved tenant satisfaction and reduced inbound call volume. While Buildium is a critical component of current operations, Collab Z plans to transition these functions to its proprietary CollabAPP in future phases. Collab Z holds a commercial SaaS license with Buildium, which is non-exclusive and cancellable. Until CollabApp is fully developed and deployed, Resident Center remains the primary tenant portal for core self-service functions. Collab Z does not own or develop Resident Center, but customizes it through Buildium’s dashboard. See below the relationship between Resident Center and the in-development CollabAPP.

Feature	Resident Center	CollabAPP (in Development)
Ownership	Buildium SAAS Subscription	Collab Z Inc.
User (s)	Residents, Collab Z staff	CPs, Professional service providers, Collab Z staff
Core Scope	Tenants can (i) pay rent, (ii) submit maintenance requests, (iii) access lease documents, and (iv) communicate with the operations team.	Unified Hub: CP Task management and marketplace, Tenant self-service, dynamic payments, AI support, leasing and task management, predictive maintenance.
AI Functions	None (standard ticketing)	Multi-agent AI layers
CP Workflow & Payment	Not Supported	Native: Task claiming, guidance, wallet, CollabPOINTS
Development Status	Mature: In use	In Development: Multiphase roadmap

●	Retool facilitates the creation of internal dashboards and administrative interfaces, integrating workflows between leasing, maintenance, and financial management. Retool is employed under a standard SaaS agreement without exclusivity.

●	Webflow powers Collab’s public-facing rental listings and marketing website, which promotes tenant engagement and supports community-building initiatives.

Collab Z is currently developing CollabAPP, a proprietary, unified software platform designed to consolidate these disparate systems. CollabAPP aims to deliver an integrated user experience across all stakeholder groups—tenants, CPs, property owners, and service providers. The application is designed to streamline operations, enhance efficiency, and further validate Collab’s community-based business model.

At the core of our model are Community Pros (“CPs”), tenants who voluntarily opt into the Collab Platform and apply to perform predefined, first-line property management tasks, such as leasing showings, minor repairs, common-area cleaning, package handling, marketing and administrative support. Tasks are generated through tenant service requests, which are submitted through the Resident Center app. Collab staff review these requests, convert them into tasks, and publish them to the Collab Platform (integrated with Discord), or assign them directly to CPs based on availability, skill, or urgency. CPs then claim the task, complete the work, and upload verification (e.g., photos) through the platform. After staff approval, payments are automatically disbursed via Brex ACH transfer and recorded in our accounting system, Buildium.

Task compensation is dynamically priced based on historical internal labor cost data, local market handyman wages, and standardized task durations, with adjustments for task complexity and urgency. CPs are compensated either in cash or through rent credits. CPs describe this flexible, part-time structure as a meaningful opportunity to earn supplemental income without leaving their building while engaging with their community. In addition to financial incentives, CPs gain valuable experience in hospitality and maintenance and enjoy increased recognition within their communities.

By engaging CPs, Collab Z eliminates the need for fixed payroll and onsite staffing typically associated with traditional property management. Because CPs are located on-site and familiar with the properties, response times are shorter, and service quality is improved. Tasks are paid only upon completion, further aligning incentives and controlling costs.

Insights and Learnings

Through its operational deployment of third-party SaaS solutions and proprietary technologies, Collab has identified key strengths and areas for improvement.

Strengths

●	Enhanced Task Visibility and Accountability: Centralized task management tools have increased operational efficiency by enabling administrators to oversee task progress and ensure timely resolution of tenant requests.

●	Improved Tenant Satisfaction: Through tools such as Buildium’s Resident Center App, tenants have access to self-service functionality including rent payments, maintenance requests, and lease management, resulting in streamlined tenant experiences.

●	Community Empowerment: CPs are incentivized to perform property management tasks, fostering tenant ownership and community engagement while reducing operating costs.

●	Data-Driven Insights: Integrated analytics tools provide actionable data on property performance and tenant behaviors, informing strategic decision-making.

●	Scalability: The modular system architecture supports expansion across multiple markets and properties without disruption.

Challenges

●	Platform Fragmentation: Multiple systems result in redundant workflows and limited integration, hindering productivity.

●	Manual Processes: Heavy reliance on manual inputs introduces error risks and slows routine processes.

●	Limited Data Integration: Siloed data reduces visibility and restricts comprehensive operational oversight.

●	Limited External Adoption Potential: Collab Z’s current customized integrations present challenges for external deployment without significant reconfiguration.

Opportunities and the Vision for CollabAPP

CollabAPP, currently under development, is designed as a centralized, AI-powered platform that addresses these challenges. CollabAPP will serve as the digital hub for property management operations, integrating tenants, CPs, property owners, and professional service providers into a single ecosystem.

CollabAPP Core Features and Functionalities

1.	Centralized Task Management: A unified platform will manage the entire lifecycle of a task, from creation and assignment through to execution, verification, and compensation.

2.	Enhanced Security and Verification: CollabAPP will incorporate user verification and real-time tracking for all participants and tasks through unique digital IDs.

3.	Process Automation: Automation will reduce manual intervention through AI-driven task prioritization, automated leasing workflows, dynamic showing scheduling, and real-time rent pricing adjustments.

4.	Integrated Communication Tools: AI-enhanced communication channels will allow personalized real-time engagement between all stakeholders, including tenants, CPs, service providers, and Collab Z staff.

5.	Advanced Analytics: Real-time reporting and data visualization tools will provide insights into property operations, tenant satisfaction, and financial performance.

6.	Community Engagement and Incentives: Gamified rewards and recognition programs will incentivize CPs, promoting participation and building community cohesion.

7.	AI Personal Assistants: AI assistants will support tenants and CPs with automated scheduling, maintenance requests, rent payments, and task prioritization.

8.	Market Adaptability: While designed for Collab Z’s portfolio, CollabAPP will be adaptable for deployment by other property managers and individual landlords, offering broad market potential.

Unique Features for Community Pros (CPs)

CollabAPP provides CPs with comprehensive tools to engage with property management tasks:

1.	Community Enrollment: Tenants join the Collab community by creating a profile within the app.

2.	Task Claiming and Execution: CPs can claim available tasks, access step-by-step guidance, and track their progress through the platform.

3.	Compensation Requests and Wallet Management: CPs submit requests for payment through the app, with earnings deposited into an in-app wallet. Funds can be applied toward rent or withdrawn as cash.

4.	Real-Time Communication: Task-specific chat threads and AI-driven support provide immediate answers and collaborative channels.

5.	CollabPOINTS and Ratings System: CPs accumulate points based on performance, unlocking additional earnings and task opportunities.

6.	Dynamic Pricing and Predictive Maintenance: AI dynamically adjusts compensation based on task complexity and market rates, while predictive analytics facilitate proactive maintenance scheduling.

AI Integration and Roadmap

CollabAPP will leverage AI to increase efficiency and scalability:

●	AI-Powered Task Management: Automated task assignment, intelligent matching, and dynamic scheduling will optimize labor allocation.

●	AI-Driven Support Chatbots: Provide immediate, 24/7 support for tenants and CPs.

●	Dynamic Leasing and Pricing: Automated market analysis will optimize rental rates and minimize vacancy.

●	Predictive Maintenance: AI analytics will identify potential maintenance issues, scheduling preventive actions to reduce costs.

Key Stakeholder Benefits

For Tenants and CPs

●	Economic Empowerment: CPs gain financial rewards and professional development opportunities.

●	Improved Living Standards: Faster maintenance and support increase tenant satisfaction.

●	Community Building: Shared responsibilities foster a collaborative, engaged living environment.

For Property Owners

●	Reduced Operating Costs: The decentralized management model, combined with AI-driven workflow automation that will be rolled out over time, reduces traditional overhead costs.

●	Higher Occupancy and Revenue: Dynamic pricing and enhanced tenant satisfaction improve retention and revenue.

●	Scalability: Collab Z’s model facilitates expansion into new markets with minimal upfront investment.

For Professional Service Providers

●	Incentivized Service Quality: Merit-based recognition ensures high service standards.

●	Faster Payments: Our automated system ensures service providers receive payments within 24 hours of completing their work.

For Collab Z Inc.

●	Higher Profitability: Reduced operational costs increase margins on property management contracts.

●	Scalable Market Entry: Minimal staffing requirements enable rapid entry into new markets.

●	Network Effects: Collab Z’s growing community network drives organic demand for its services.

System Development Plan and Timeline

CollabAPP development is structured as a phased, 1.5-year roadmap starting in early 2025:

Phase	Timeline	Milestone
Phase I	Q2 2025	Launch CP onboarding; deploy AI-powered repair and maintenance automation
Phase II	Q4 2025	Release full task management module
Phase III	Q1 2026	Deploy AI leasing and showing task automation
Phase IV	Q2 2026	Implement AI move-in/move-out assistance and full property lifecycle management

Technology Infrastructure and AI Initiatives

●	Proprietary AI Development: Collab Z’s AI solutions are built on proprietary datasets and Google Cloud’s AI services (including Vertex AI).

●	Open Source and Third-Party Integration: Collab Z leverages open-source frameworks (TensorFlow, Hugging Face, PyTorch) and third-party solutions for scheduling and computer vision applications.

●	Unified Authentication System: A centralized identity system will integrate CP performance history for quality assurance and tracking.

Future Potential Use of CollabAPP in Development, Construction, Renovation, Procurement and EB-5 Business

The Collab Platform is primarily designed as a community-based property management solution that enhances efficiency, reduces operational costs, and increases tenant engagement through AI-driven automation. While its current primary focus is on residential property management, certain features of the platform can support related business areas, including development, construction, renovation, procurement, and EB-5 services.

The platform holds the potential to expand its capabilities into these areas in the following ways:

●	Development & Construction: By leveraging AI for project tracking and real-time workflow automation, the platform could effectively monitor project timelines, budgets, and coordinate contractors.

●	Renovation Management: Utilizing its decentralized task management model, the platform could streamline bidding processes, schedule, and track the performance of renovation projects.

●	Procurement: Features for managing vendors and suppliers could be added to allow for real-time order tracking, automate invoicing, and manage the supply chain more effectively.

●	EB-5 Business Services: Although not a primary function, the platform could act as a centralized hub for EB-5 investment projects, offering real-time updates on construction progress, leasing performance, and compliance milestones.

Collab Z is dedicated to the ongoing evolution of its platform. As system development advances, these areas might be integrated to boost operational efficiency across all business verticals.

Business Model

As the company grows its property management portfolio and enters new markets, these efforts serve as a bridge between the company’s current business model and its future business model, which prioritizes scalability, efficiency, and community engagement through the Collab Platform.

Current Business Model

The current business model reflects Collab Z’s foundational operations, encompassing Property Management Services, Development and Construction Management Businesses, procurement, Renovation Management, and EB-5 Immigration Investor Services.

1.	Property Management Services

Collab Z operates as a full-service property management provider, engaging the tenants to manage the day-to-day operations of rental properties. This includes leasing, vendor coordination, and property maintenance.

Leasing Process:

●	Tenant-Led Property Showings: Tenants actively participate in the leasing process by hosting property tours for prospective tenants. Their participation is tracked on the Collab Platform, and they are compensated accordingly, promoting active involvement and accountability.

Vendor Coordination:

●	Tenant-Initiated Vendor Engagement: Tenants play a coordination role, similar to property managers, contacting professional service providers, scheduling service appointments, and ensuring that repairs are completed in a timely manner.

Property Maintenance Services:

●	Task Claiming & Execution: Tenants can claim and complete repair & maintenance tasks such as minor maintenance requests, cleaning of common areas, and handling of packages.

●	Automated Compensation: The platform ensures that tenants are promptly compensated for their services, with instant payments processed for completed tasks, fostering a culture of efficiency and fairness.

●	This innovative approach utilizes the Collab Platform and integrates tenants as CPs, transforming traditional management structures into a decentralized, tenant-driven system that enhances efficiency and cost-effectiveness.

Revenue is generated through a fixed percentage of monthly lease income, fees for managing property-related expenses like repairs and maintenance, and commissions on new lease agreements. Certain properties also feature a profit-sharing model, where Collab Z earns a share of the rental income above guaranteed thresholds.

2.	Development and Construction Management

The Company oversees development and construction projects, ensuring timely completion within budget. These services contribute to property value enhancement, with development fees recognized monthly over the service period. Collab Z utilizes its extensive industry experience and resources to provide comprehensive professional services to multifamily developers, particularly in markets where it has a well-established presence.

Since early 2022, Collab has been engaged in the construction management of a new development at 1773 Oxford Street, Berkeley, California. This project is a 5-story, 24-unit student housing property with 81 beds, with a total estimated development cost of $20.5 million. Construction commenced in October 2022 and was completed in May 2025. In this role, Collab Z provides multiple services:

●	Design Consulting: Collab Z advises on unit types, furniture layouts, public areas, building material selections, and amenities to ensure they align with leasing and operational strategies, utilizing insights from tenant community user studies.

●	Procurement Consulting: Collab Z assists with sourcing and importing building materials from international markets, such as China and Malaysia, achieving significant cost reductions averaging 45%.

●	Pre-Operating Consulting: Services include rental pricing recommendations, leasing preparations, pre-leasing marketing, and operational license applications, often leveraging Collab’s Z extensive community resources.

Further expanding its portfolio, Collab Z began providing similar consulting services on January 1, 2025, for another significant project located at 2425 Durant Avenue, Berkeley, California. Planned as a 20-story student housing building with 169 units and 513 beds, this project covers 145,920 square feet and is currently in the entitlement process, with an anticipated completion date of April 2028.

Material Terms of Agreements and Related Risks:

●	For both projects, Collab’s Z base fees are structured to be paid either monthly or upon completion of specific services.

●	There are provisions allowing Collab Z to terminate the agreements if fees remain unpaid for more than 30 days.

●	Performance-based bonuses are subject to the discretion of the developers and owners, posing a risk of non-full payment if the bonus exceeds initial calculations.

●	As a consultant during the development phase, Collab Z does not bear responsibility for financial performance, construction quality, or the completion schedule of the projects. Decision-making authority rests with each project’s respective developer and owner.

3.	Procurement Services

Collab Z facilitates the sourcing of construction materials, particularly from international suppliers, streamlining procurement for property owners. Fees are recognized upon the completion of the service.

4.	Renovation Management

Collab Z manages property acquisition, renovation, and disposition projects, generating fees recognized throughout the project duration and upon specific milestones. This service ensures properties meet market demands and achieve maximum value.

5.	EB-5 Immigration Investor Services

The company identifies EB-5 investment projects and assists investors with project selection, compliance documentation, and support during the application process. Revenue is recognized upon submission of the EB-5 application package.

Related Party Relationships

A significant aspect of our current business model is that a majority of our revenue, accounting for 63% in 2024, is derived from related parties. The nature of these relationships primarily involves properties under common control and management, for which Collab Z provides property management, development, renovation and procurement services to individuals. Revenue from these services is recognized according to the progress and completion of specified tasks. Transactions with these related parties are conducted under terms that are revisited periodically to align with market practices and ensure compliance with regulatory standards. While these relationships contribute to our revenue streams, they are managed with careful consideration to maintain transparency and independence in our operations. As Collab Z evolves, our focus on refining our community-based property management services will continue alongside a review and potential adjustment of our involvement in transactions with related parties. See “Current Relationships And Related Party Transactions” for a more detailed discussion.

Future Business Model

As Collab Z evolves, we will transition toward a more focused and scalable operational model, emphasizing community-based property management as the core business, while scaling down other activities such as development, renovation management, and EB-5 services. This pivot reflects the Company’s strategic emphasis on long-term sustainability and market differentiation through its Collab Platform.

In the fiscal year 2024, our revenue streams were diversely distributed across several business units. Property management, which is becoming our primary focus, contributed 31% to our total revenue. Development and construction management accounted for 5%, procurement services constituted 13%, renovation management made up 14%, and EB-5 immigration investor services contributed 37% of our revenue.

Reflecting our strategic refocus, we plan to phase out EB-5 Immigration Investor Services within the next year. This decision aligns with our strategy to concentrate resources and expertise on enhancing our core property management services, responding to changes in market demand and regulatory landscapes. While development, renovation, and procurement services currently contribute to our diversified revenue streams, we plan to significantly scale down these activities. Over the next two years ,we expect their combined contributions to revenue will make up a less significant portion of revenue as we focus on property management services.

This pivot underscores our commitment to sustainability and efficiency, leveraging our proprietary platform to enhance property management services. By concentrating on our core competencies, we aim to strengthen our market position and ensure long-term growth and profitability. The outlined changes reflect a deliberate strategy to optimize our business operations and focus on areas with the highest growth potential and alignment with our long-term strategic goals. Detailed plans for this transition are subject to ongoing review by our management team to ensure alignment with evolving market conditions and company objectives.

Growth Opportunities

We aim to expand our technological offerings, improve our AI capabilities, and increase market penetration across new geographic regions. Our focus is on enhancing user engagement and automating more task management functions to increase tenant satisfaction and maximize property value.

Beyond these core objectives, Collab Z plans to scale up through various innovative approaches:

1.	Partnership with General Partners (GPs)

Collab Z targets partnerships with GPs who manage groups of multifamily properties. By entering into partnerships and taking control of the properties, Collab Z aligns its community-based property management strategies directly with GPs’ objectives of enhancing asset value and operational efficiency.

2.	Acquisition and Transformation of Traditional Property Management Firms

We are positioned to acquire or take control of traditional property management companies, enabling us to manage their portfolios directly. This strategy not only expands our market presence but also integrates existing operations into our innovative management framework.

3.	Collaboration with Debt Financing Institutions:

Collab Z plans to partner with financing institutions to take control of underperforming properties. By injecting equity and improving operations, we provide additional guarantees for borrowers. In return, borrowers agree to allow Collab Z to manage the properties, for which we will charge a premium for our enhanced management services.

4.	Joint Ventures with Local Operators:

In March and April 2025, we entered into five joint venture agreements with unaffiliated third parties to establish property management operations in select markets. Each joint venture is jointly owned by Collab Z (40%) and our local partner (60%). Under these agreements, Collab Z contributes its technology platform, brand, and management expertise, while our partners contribute local operational expertise and access to regional opportunities. These entities operate independently under separate operating agreements and reflect a strategic approach to scaling via regionally focused partnerships. Collab Z’s aggregate investment across these five joint ventures totaled $120,000. This joint venture strategy allows Collab Z to accelerate market entry, reduce overhead, and maintain flexibility while expanding the reach of our community-based property management model in collaboration with experienced local operators.

Competition

Competitive Disadvantages

Despite its innovative approach, Collab Z faces several competitive disadvantages that stem from its pioneering status in the property management industry:

1.	Regulatory and Compliance Challenges

As a new entrant with a novel business model, Collab Z must navigate a complex landscape of local, state, and federal regulations that govern property management and real estate investment. Adapting our operations to meet these stringent requirements can be resource-intensive and may slow our market entry and scaling efforts.

2.	Market Acceptance

Our community-based management model, which involves profits sharing, represents a significant departure from traditional property management practices. Convincing property owners of the benefits of our model poses a substantial challenge. Initial skepticism and resistance to change can hinder adoption rates and growth, particularly among established players with entrenched interests and traditional business operations.

3.	Initial Trust and Credibility

Building trust with property owners and investors is crucial for our business model to succeed. As a new player in the market, establishing credibility takes time and results, particularly when asking stakeholders to embrace a model that shifts some control and profit-sharing structures. Overcoming initial doubts and demonstrating the long-term value and operational efficiencies of our platform will require not only effective communication and marketing but also proven case studies and endorsements from early adopters.

To mitigate these disadvantages, Collab Z is committed to rigorous compliance, transparent operations, and ongoing dialogue with all stakeholders. Educating potential clients about the tangible benefits of our model through proven case studies will be crucial. Additionally, leveraging partnerships with industry leaders and influencers can accelerate trust-building and market penetration.

Competitive Advantages

Collab Z stands out in the PropTech revolution through its unique approach to property management and property value maximization. Here’s an overview of our competitive advantages based on the integrated and innovative strategies we employ:

1.	Technology

Collab Z’s proprietary technology seamlessly integrates the capabilities of traditional task management platforms with the comprehensive features of conventional property management SaaS systems into a unique, advanced ecosystem. Our technology facilitates direct engagement between tenants and tasks, thereby streamlining property management processes. This direct linkage not only eliminates superfluous management layers, enhancing operational efficiency, but also greatly diminishes the need for extensive local staffing, a typical obstacle to scalability in conventional models.

Furthermore, our platform leverages a community-driven approach, designed to maximize property value by actively involving tenants in the management process. This involvement boosts tenant commitment and satisfaction, which are crucial for long-term property performance. By integrating these innovative elements, Collab Z provides a robust competitive edge, offering unmatched scalability and enhanced property value optimization, setting a standard in the PropTech industry that is challenging for competitors to replicate.

2.	Unique Business Model

Collab Z’s unique business model aligns our interests directly with those of property owners and tenants. This approach deepens our commitment to the long-term success of these properties. This model not only fosters trust and alignment with property owners but also promotes sustained engagement and profitability.

3. Data-Driven Innovation and AI Development

In managing assets over $72 million over the past four years, Collab Z has accumulated a significant data repository. This extensive data collection is foundational for our ongoing development of AI technologies. While our AI capabilities are currently under development, this initiative will enable us to significantly enhance operational efficiency and enable rapid market entry.

4. Real Estate Expertise

Collab Z’s team boasts over 56 years of combined experience in real estate investment, development, and asset management. Collectively, our team members have developed and managed more than $10 billion in real estate assets over the course of their careers. This deep industry knowledge ensures that we are equipped to handle complex market dynamics and provide superior asset and property management services.

Litigation

To date, there are no material legal proceedings or government actions against Collab Z. We maintain robust legal and compliance protocols to manage risks associated with our business.

Employees

As of the date of this prospectus, Collab Z have 11 full-time team members, including employees and full-time contractors engaged through third-party service providers. We are committed to maintaining an inclusive, diverse, and innovative workplace, recognized in the industry for our excellent work environment.

Property

We do not own any real property. Our office is located at 2001 Addison St, Suite 300, Berkeley, CA 94704. Our mailing address is 29 Orinda Way, Unit 2060, Orinda, California 94563.

MANAGEMENT

Directors and Executive Officers

The following sets forth information on our executive officers, directors, and director nominees as of the date of this prospectus.

Name	Age	Position
William J. Caragol	58	Chairman of the Board
Qiaojun Lai	32	Chief Executive Officer and Director
Jin Kuang	54	Chief Financial Officer
Matt Gordon	52	Director Nominee (1)
[●]	[●]	Independent Director Nominee (1)
[●]	[●]	Independent Director Nominee (1)
[●]	[●]	Independent Director Nominee (1)

(1)	To be appointed to our board of directors effective automatically upon the effectiveness of the registration statement of which this prospectus forms a part.

Executive Officers and Directors

William Caragol is the Chairman of the Board of the Company since May 2025. Mr. Caragol has over thirty years of experience working with growth stage companies. In 2018, he founded and is the Managing Director of Quidem LLC, a corporate strategic and financial advisory firm. Mr. Caragol has served as the Chief Financial Officer and Chief Operating Officer of Iron Horse I since December 2023. Since July 2021 he has been the Chief Financial Officer of Mainz Biomed N.V. (NASDAQ: MYNZ), a molecular genetics diagnostic company specializing in the early detection of cancer. Since July 2021, Mr. Caragol has served on the Board of Directors of Worksport Ltd. (NASDAQ: WKSP), a growth stage technology company, and sits on the Audit Committee, Compensation Committee and the Corporate Governance Committee. Since July 2023, Mr. Caragol has served on the Board of Directors of DeFi Development Corp. (NASDAQ: DFDV), a real-estate software firm and Solana-focused treasury company, and sits on the Audit Committee, Compensation Committee and the Corporate Governance Committee. From 2021 to 2023, Mr. Caragol served on the Board of Directors and was Chairman of the Audit Committee of Greenbox POS (NASDAQ: GBOX) a financial technology company leveraging proprietary blockchain security to build customized payment solutions. Mr. Caragol earned a B.S. in business administration and accounting from Washington & Lee University and is a member of the American Institute of Certified Public Accountants.

Qiaojun Lai joined Collab CA LLC as Director of Acquisitions in February 2023 and was appointed CEO of Collab Z Inc. in August 2024. She has over 8 years of experience in real estate accounting and portfolio management in Canada and the U.S. Prior to joining Collab CA LLC, she worked on $2 billion real estate asset operation at Hungerford Properties (from December 2017 to June 2020 and again from March 2021 to July 2021) and Bosa Properties (from September 2020 to March 2021). Qiaojun Lai obtained a bachelor’s degree in Accounting from the University of British Columbia (UBC) and a Master of Science degree in Real Estate Development from Massachusetts Institute of Technology (MIT). Additionally, she previously held a CPA designation in Canada.

Jin Kuang joined Collab CA LLC as CFO in January 2023 and was appointed CFO of Collab Z inc. in August 2024. She has over 15 years of extensive professional expertise in various financial domains gained across the USA and Canada, including IFRS, US GAAP, financial reporting, financial planning, merger and acquisition, financial analysis and tax. She has also spent over a decade in progressively responsible financial leadership roles within publicly traded companies. Between July 2012 and December 2022, Ms. Kuang has served as the CFO at OOOOO Entertainment Commerce Limited which is a public company listed on the Toronto Security Venture Exchange (“TSXV”) and OTCQB. During the same time, she also served as a part-time CFO for Gourmet Ocean Products Inc. which is also listed on TSXV. Over the years, Jin has served as CFO for multiple publicly listed companies, in addition to her years of auditing experience with KPMG LLP Chartered Accounts. Jin holds a BA in Accounting and an MBA from the University of Northeastern China, along with a US-Certified Public Accountant and CGA designation.

Director Nominees

Matt Gordon is a director nominee. Mr. Gordon is the Chief Executive Officer and founder of E3iG, a private equity and public policy consulting firm, which he founded in 2013. His career spans business operations, finance, and law.

As a legal professional, Mr. Gordon has advised some of the largest financial services firms in the world, including Goldman Sachs. Mr. Gordon is a recognized expert in the legal and structural aspects of investment-based immigration, particularly the EB-5 visa program. He is the editor of The EB-5 Book, the leading legal treatise on the EB-5 program, and is a frequent author and lecturer on related topics. His policy work includes engagements with Harvard University’s Kennedy School of Government and the White House. In February 2016, he testified before the House Judiciary Committee as a policy expert on EB-5 matters.

Over the last decade, Mr. Gordon has assisted both companies with both traditional venture and EB-5 project related companies. His work has helped these companies secure tens of millions of financing for their development efforts in a variety of sectors including sports and recreation, health and wellness, and both residential and commercial real estate.

Mr. Gordon is a licensed attorney in New York. He began his legal career practicing mergers and acquisitions law at premier Wall Street firms, including Fried Frank and Sullivan & Cromwell. He later led the U.S. division of a Swiss multinational corporation before transitioning into investment banking and finance.

He holds a B.S. in Policy Analysis from Cornell University and a J.D., cum laude, from the University of Pennsylvania School of Law.

Family Relationships

There are no family relationships among any of our officers, directors, or director nominees.

Involvement in Certain Legal Proceedings

To the best of our knowledge, except as described below, none of our directors, director nominees or executive officers has, during the past ten years:

●	been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

●	had any bankruptcy petition filed by or against the business or property of the person, or of any partnership, corporation,, or business association of which he was a general partner or executive officer, either at the time of the bankruptcy filing or within two years prior to that time;

●	been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction or federal or state authority, permanently or temporarily enjoining, barring, suspending or otherwise limiting, his involvement in any type of business, securities, futures, commodities, investment, banking, savings and loan, or insurance activities, or to be associated with persons engaged in any such activity;

●	been found by a court of competent jurisdiction in a civil action or by the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

●	been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated (not including any settlement of a civil proceeding among private litigants), relating to an alleged violation of any federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

●	been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Corporate Governance

Governance Structure

The Board’s Role in Risk Oversight

Our board of directors oversees that the assets of our Company are properly safeguarded, that the appropriate financial and other controls are maintained, and that our business is conducted wisely and in compliance with applicable laws and regulations and proper governance. Included in these responsibilities is the board’s oversight of the various risks facing our Company. In this regard, our board seeks to understand and oversee critical business risks. Our board does not view risk in isolation. Risks are considered in virtually every business decision and as part of our business strategy. Our board recognizes that it is neither possible nor prudent to eliminate all risks. Indeed, purposeful and appropriate risk-taking is essential for our company to be competitive on a global basis and to achieve its objectives.

While the board oversees risk management, company management is charged with managing risk. Management communicates routinely with the board and individual directors on the significant risks identified and how they are being managed. Directors are free to, and indeed often do, communicate directly with senior management.

Our board administers its risk oversight function as a whole by making risk oversight a matter of collective consideration. Once the board establishes committees, it is anticipated that much of the work will be delegated to such committees, which will meet regularly and report back to the full board. It is anticipated that the audit committee will oversee risks related to our financial statements, the financial reporting process, accounting and legal matters, that the compensation committee will evaluate the risks and rewards associated with our compensation philosophy and programs, and that the nominating and corporate governance committee will evaluate the risk associated with management decisions and strategic direction.

Independent Directors

Under the listing requirements and rules of Nasdaq, independent directors must comprise a majority of our board of directors as a listed company within one year of the closing of this offering.

Our board of directors has undertaken a review of its composition, the composition of its committees and the independence of each director and director nominee. Based upon information requested from and provided by each director and director nominee concerning his or her background, employment and affiliations, including family relationships, our board of directors has determined that each of [●], [●] and [●] do not have any relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these director nominees is “independent” as that term is defined under the applicable rules and regulations of the Securities and Exchange Commission, or SEC, and the listing requirements and rules of Nasdaq. In making this determination, our board of directors considered the current and prior relationships that each non-employee director nominee has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director nominee.

Committees of the Board of Directors

Prior to listing our common stock on the Nasdaq Capital Market, our board intends to establish an audit committee, compensation committee, and a nominating and corporate governance committee, each with a charter to be approved by the board. Upon completion of this offering, we intend to make each committee’s charter available on our website at https://living.collabhome.io/. Until such committees are established, our entire board of directors will undertake the functions that would otherwise be undertaken by the committees. In addition, our board of directors may, from time to time, designate one or more additional committees, which shall have the duties and powers granted to them by our board of directors.

Audit Committee

We expect that [●], [●] and [●], each of whom will satisfy the “independence” requirements of Rule 10A-3 under the Exchange Act and the Nasdaq listing standards, will serve on our audit committee, with [●] serving as the chairman. We expect that [●] will qualify as an “audit committee financial expert.” The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our Company. The primary purpose of the audit committee is to discharge the responsibilities of our board of directors with respect to our corporate accounting and financial reporting processes, systems of internal control and financial statement audits, and to oversee our independent registered public accounting firm. Specific responsibilities of our audit committee include:

●	helping our board of directors oversees our corporate accounting and financial reporting processes,

●	reviewing and discussing with our management the adequacy and effectiveness of our disclosure controls and procedures,

●	assisting with the design and implementation of our risk assessment functions,

●	managing the selection, engagement, qualifications, independence, and performance of a qualified firm to serve as the independent registered public accounting firm to audit our financial statements,

●	discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and the independent accountants, our interim and year-end operating results,

●	developing procedures for employees to submit concerns anonymously about questionable accounting or audit matters,

●	reviewing related person transactions,

●	obtaining and reviewing a report by the independent registered public accounting firm at least annually that describes our internal quality control procedures, any material issues with such procedures and any steps taken to deal with such issues when required by applicable law, and

●	approving or, as permitted, pre-approving, audit and permissible non-audit services to be performed by the independent registered public accounting firm.

Our audit committee will operate under a written charter, to be effective upon the closing of this offering, which satisfies the applicable listing standards of Nasdaq.

Compensation Committee

We expect that [●], [●] and [●], each of whom will satisfy the “independence” requirements of Rule 10A-3 under the Exchange Act and the Nasdaq listing standards, will serve on our compensation committee, with [●] serving as the chairman. The members of the compensation committee will also be “non-employee directors” within the meaning of Section 16 of the Exchange Act. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation relating to our directors and executive officers.

The primary purpose of our compensation committee is to discharge the responsibilities of our board of directors in overseeing our compensation policies, plans, and programs and to review and determine the compensation to be paid to our executive officers, directors and other senior management, as appropriate. Specific responsibilities of our compensation committee include:

●	reviewing and recommending to our board of directors the compensation of our chief executive officer and other executive officers,

●	reviewing and recommending to our board of directors the compensation of our directors,

●	administering our equity incentive plans and other benefit programs,

●	reviewing, adopting, amending, and terminating incentive compensation and equity plans, severance agreements, profit sharing plans, bonus plans, change-of-control protections, and any other compensatory arrangements for our executive officers and other senior management,

●	reviewing and establishing general policies relating to compensation and benefits of our employees, including our overall compensation philosophy, and

●	reviewing and evaluating with the chief executive officer the succession plans for our executive officers.

Our compensation committee will operate under a written charter, to be effective upon the closing of this offering, which satisfies the applicable listing standards of the Nasdaq.

Nominating and Corporate Governance Committee

We expect that [●], [●] and [●], each of whom will satisfy the “independence” requirements of Rule 10A-3 under the Exchange Act and the Nasdaq listing standards, will serve on our nominating and corporate governance committee, with [●] serving as the chairman. The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees.

Specific responsibilities of our nominating and corporate governance committee include:

●	identifying and evaluating candidates, including the nomination of incumbent directors for re-election and nominees recommended by stockholders, to serve on our board of directors,

●	considering and making recommendations to our board of directors regarding the composition and chairmanship of the committees of our board of directors,

●	reviewing with our chief executive officer the plans for succession to the offices of our executive officers and making recommendations to our board of directors concerning the selection of appropriate individuals to succeed in these positions,

●	developing and making recommendations to our board of directors regarding corporate governance guidelines and matters, and

●	overseeing periodic evaluations of the board of directors’ performance, including committees of the board of directors.

Our nominating and corporate governance committee will operate under a written charter, to be effective upon the closing of this offering, which satisfies the applicable listing standards of the Nasdaq.

Code of Ethics

Prior to listing our common stock on the Nasdaq Capital Market, we will adopt a code of ethics that applies to all of our directors, officers, and employees, including our principal executive officer, principal financial officer and principal accounting officer. This code of ethics addresses, among other things, honesty and ethical conduct, conflicts of interest, compliance with laws, regulations, and policies, including disclosure requirements under the federal securities laws, and reporting of violations of the code.

We will be required to disclose any amendment to, or waiver from, a provision of our code of ethics applicable to our principal executive officer, principal financial officer, principal accounting officer, controller, or persons performing similar functions. We intend to use our website as a method of disseminating this disclosure, as permitted by applicable SEC rules. Any such disclosure will be posted to our website within four (4) business days following the date of any such amendment to, or waiver from, a provision of our code of ethics.

Director Compensation

In fiscal years ended September 30, 2023 and 2024, we did not provide compensation to our directors for their service.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to our named executive officers (as defined under Item 402(m) of Regulation S-K) during the last two fiscal years.

Name and principal position	Year	Salary ($)	Bonus ($)	Stock award ($)	Option awards(2) ($)	Nonequity incentive plan compensation ($)	Nonqualified deferred compensation earnings ($)	All other compensation ($)	Total ($)
Qiaojun Lai (CEO)	2024	$80,000	$-	19,500	$-	$-	$-	$-	$99,500
Jin Kuang (CFO)	2024	$52,000	$-	$8,450	$-	$-	$-	$-	$60,450
Qiaojun Lai (CEO)	2023	$74,297	$-	$-	$-	$-	$-	$-	$74,297
Jin Kuang (CFO)	2023	$37,917	$-	$-	$-	$-	$-	$-	$37,917

Equity Compensation Plan Information

We have not adopted any equity compensation plans.

Employee Benefits and Perquisites

Our executive officers are entitled to reimbursement for all expenses reasonably incurred in connection with the performance of their duties as executive officers of the Company.

Retirement Plans

We do not offer retirement plans to our executive officers.

Equity-Based Incentive Awards

Our equity-based incentive awards are designed to align our interests and those of our stockholders with those of our employees and consultants, including our executive officers. Our board of directors or an authorized committee thereof is responsible for approving equity grants.

Outstanding Equity Awards at Fiscal Year-End

No executive officer named above had any unexercised options, stock that has not vested or equity incentive plan awards outstanding as of September 30, 2024.

Director Compensation

In fiscal 2024, we did not provide compensation to our directors for their service.

CURRENT RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following includes a summary of transactions since the beginning of our 2023 fiscal year, or any currently proposed transaction, in which we were or are to be a participant and the amount involved exceeded or exceeds the lesser of (i) $120,000 or (ii) one percent of the average of our total assets at year-end for the last two completed fiscal years, and in which any related person had or will have a direct or indirect material interest (other than compensation described under “Executive Compensation” above). We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received in arm’s-length transactions.

Qian Wang, the founder and former Chairman of the Company, is a trustee of his family trust, SDZ-US-1 2020 Irrevocable Trust (the “SDZ-US-1 2020 Trust”). SDZ-US-1 2020 Trust held a 100% ownership interest in YSMC LLC. During this period, SDZ-US-1 2020 Trust, through YSMC LLC, indirectly owned 100% of 1742 Spruce, 2340 Hilgard, 2712 Derby, 3110 College, 2521 Regent, and owns 10% of 33Mine and 36.62% of 2425 Durant. The SDZ-US-1 2020 Trust also directly owned 100% of 19–21 Buttonwood.

On January 1, 2025, the SDZ-US-1 2020 Trust sold an 85% membership interest in YSMC to an unrelated third party, reducing its membership interest in YSMC to 15%. On the same date, January 1, 2025, the SDZ-US-1 2020 Trust also sold an 85% membership interest in 19–21 Buttonwood to an unrelated third party, retaining a 15% interest.

Qian Wang is a trustee of two other family trusts: the SDZ-1-2022 Trust and the SDZ-2-2022 Trust, which together own a 90% interest in 33 Mine (45% each).

YRQ Trust, as part of the Controlling Group, owns 100% of 150 Panoramic Way.

1742 Spruce, 2340 Hilgard, 2712 Derby, 3110 College, 2521 Regent, 2425 Durant, 19–21 Buttonwood 33 Mine, and 150 Panoramic Way are collectively called the “Properties”).

Collab CA is the property manager and provides property management services to all the Properties listed above and displayed below.

YRQ Trust, as part of the Controllign Group, has a 100% membership interest in 1207 Cedar and 1606 Stannage, where the Company acts as the project manager and provides renovation management services.

The SDZ-2-2022 Trust, through 1773 Oxford Street JV LLC, indirectly owns 64% of 1773 Oxford Street LLC. Collab CA serves as the project manager and provides development management services to this entity.

The following is a summary of all related parties to the Company, including the material terms and interests of the related party transactions:

Name	Parent	Basis of Control and Percentage of Voting Securities Held	Business Relationship with Collab Z and Collab CA	Material Terms and Interests
1207 Cedar Street LLC	YRQ Trust	100%	1. Acquisition 2. Renovation	1. Acquisition fee: 3.5% of the purchase price; 2. Renovation service fee: 8% of renovation cost; 3. Design and permitting management fee: $6000/month + actual design and permitting costs.
1606 Stannage Avenue	YRQ Trust	100%	1. Acquisition 2. Renovation	1. Acquisition fee: 3.5% of the purchase price; 2. Renovation service fee: 8% of renovation cost; 3. Design and permitting management fee: $6000/month + actual design and permitting costs.

1773 Oxford Street LLC	1773 Oxford JV LLC, which is 65% owned by SDZ-2-2022 Trust Irrevocable Trust	98.248%	1. Modular construction related pre-development management services, manufacturer research, design management	$9500/month for the period from 1/1/2023-12/31/2023
			2. Procurement from China, including windows, cabinets, plumbing features, etc.	$2500/month + procurement service fees (open amount)
			3. Construction Management	By invoices
			4. Development Management	$5,500/month from 1/1/2024-end of the construction period for 4/30/2025
			5. Pre-leasing Management	$15,000/month from 1/1/2025-5/31/2025

1742 Spruce Street LLC	YSMC LLC, which was 100% owned by SDZ-US-1_2020 Irrevocable Trust. On January 1, 2025, SDZ-US-1_2020 Irrevocable Trust sold 85% its member interest in YSMC LLC to an arm-length third party and the Trust’s member interest in YSMC decreased to 15%	100%	1. Property Management; 2. Renovation Management; 3. Acquisition; 4. Disposition	1) 8% of the total monthly gross receipts; 2) A fee equal to the actual cost of Repair and Maintenance as incurred by the Property Manager, plus a 20% markup; 3) 5.5 % of the costs of such renovation upon completion of such renovations. 4) 2% of the contractual purchase price of the relevant property acquired. 5) 2% of total sales price when the Asset is sold, paid within five (5) days after the sale is closed.

2340 Hilgard Avenue LLC	YSMC LLC	100%		1) 8% of the total monthly gross receipts; 2) A fee equal to the actual cost of Repair and Maintenance as incurred by the Property Manager, plus a 20% markup; 3) 5.5 % of the costs of such renovation upon completion of such renovations. 4) 2% of the contractual purchase price of the relevant property acquired. 5) 2% of total sales price when the Asset is sold, paid within five (5) days after the sale is closed.

Name	Parent	Basis of Control and Percentage of Voting Securities Held	Business Relationship with Collab Z and Collab CA	Material Terms and Interests

2712 Derby Street LLC	YSMC LLC	100%

1)  8% of the total monthly gross receipts;

2)  A fee equal to the actual cost of Repair and Maintenance as incurred by the Property Manager, plus a 20% markup;

3)  5.5 % of the costs of such renovation upon completion of such renovations

4)  a fee of 50% on any gross receipts exceeding the Minimum Rent amount.

5)  2% of the contractual purchase price of the relevant property acquired.

6)  2% of total sales price when the Asset is sold, paid within five (5) days after the sale is closed.

3110 College Street LLC	YSMC LLC	100%

1)  8% of the total monthly gross receipts;

2)  A fee equal to the actual cost of Repair and Maintenance as incurred by the Property Manager, plus a 20% markup;

3)  5.5 % of the costs of such renovation upon completion of such renovations

4)  a fee of 50% on any gross receipts exceeding the Minimum Rent amount.

5)  2% of the contractual purchase price of the relevant property acquired.

6)  2% of total sales price when the Asset is sold, paid within five (5) days after the sale is closed.

2521 Regent Street LLC	YSMC LLC	100%

1)  8% of the total monthly gross receipts;

2)  A fee equal to the actual cost of Repair and Maintenance as incurred by the Property Manager, plus a 20% markup;

3)  5.5 % of the costs of such renovation upon completion of such renovations

4)  a fee of 50% on any gross receipts exceeding the Minimum Rent amount.

5)  2% of the contractual purchase price of the relevant property acquired.

6)  2% of total sales price when the Asset is sold, paid within five (5) days after the sale is closed.

Name	Parent	Basis of Control and Percentage of Voting Securities Held	Business Relationship with Collab Z and Collab CA	Material Terms and Interests

2425 Durant Avenue LLC	YSMC LLC Part A Part B	36.62% 31.69% 31.69%

1)  8% of the total monthly gross receipts;

2)  A fee equal to the actual cost of Repair and Maintenance as incurred by the Property Manager, plus a 20% markup;

3)  5.5 % of the costs of such renovation upon completion of such renovations.

4)  2% of the contractual purchase price of the relevant property acquired.

5)  2% of total sales price when the Asset is sold, paid within five (5) days after the sale is closed.

19-21 Buttonwood Street LLC	SDZ-US-1_2020 Irrevocable Trust	100%

1)  8% of the total monthly gross receipts;

2)  A fee equal to the actual cost of Repair and Maintenance as incurred by the Property Manager, plus a 30% markup;

3)  8 % of the costs of such renovation upon completion of such renovations.

4)  2% of the contractual purchase price of the relevant property acquired.

5)  2% of total sales price when the Asset is sold, paid within five (5) days after the sale is closed.

(6) $6,000/month pre-development fees from 1/1/2024 upon full completion of the entitlement process for this property.

33 Mine Street LLC	YSMC LLC The SDZ-1-2022 Trust The SDZ-2-2022 Trust	10% 45% 45%

1)  8% of the total monthly gross receipts;

2)  A fee equal to the actual cost of Repair and Maintenance as incurred by the Property Manager, plus a 30% markup;

3)  8 % of the costs of such renovation upon completion of such renovations.

4)  2% of the contractual purchase price of the relevant property acquired.

5)  2% of total sales price when the Asset is sold, paid within five (5) days after the sale is closed.

150 Panoramic Way LLC	YRQ Trust	100%

1)  8% of the total monthly gross receipts;

2)  A fee equal to the actual cost of Repair and Maintenance as incurred by the Property Manager, plus a 30% markup;

3)  8 % of the costs of such renovation upon completion of such renovations.

4)  2% of the contractual purchase price of the relevant property acquired.

5)  2% of total sales price when the Asset is sold, paid within five (5) days after the sale is closed.

Name	Parent	Basis of Control and Percentage of Voting Securities Held	Business Relationship with Collab Z and Collab CA	Material Terms and Interests
YRQ Trust	Trustee Yuan Wang, Qian’s father	100% owner of preferred shares X of Collab Z and sole member of Collab CA
SDZ-US-1_2020 Irrevocable Trust	Trustee - Qian Wang and Qin Wang	Former Chairman and Founder of Collab Z and Collab CA
SDZ-2-2022 Trust Irrevocable Trust	Trustee - Qian Wang and Qin Wang	Former Chairman and Founder of Collab Z and Collab CA
SDZ-1-2022 Trust Irrevocable Trust	Trustee - Qian Wang and Qin Wang	Former Chairman and Founder of Collab Z and Collab CA

The following is a summary of related party transactions as of and for the years ended September 30, 2024 and 2023:

Revenue and Accounts Receivable

During the years ended September 30, 2024 and 2023, the Company earned revenues of $1,163,585 and $633,847, respectively, from related parties. As of September 30, 2024 and 2023, the Company had accounts receivable of $349,576 and $631,904, respectively, with related parties. The following is a summary of revenue by each related party:

	Year Ended
	September 30,
	2024	2023
1773 Oxford St	$331,688	$130,000
2521 Regent St	183,295	154,411
3110 College Ave	134,669	100,845
1207 Cedar St	103,455	-
150 Panoramic Way	67,338	27,776
1606 Stannage Ave	90,212	-
1742 Spruce St	41,706	39,118
19-21 Buttonwood St	20,782	29,287
2340 Hilgard Ave	23,995	33,396
2425 Durant Ave	42,356	25,343
2712 Derby St	93,776	77,519
Other	30,313	16,152
Revenue - related parties	$1,163,585	$633,847

	1,163,585	633,848

The following is a summary of accounts receivable by each related party:

	September 30,
	2024	2023
3110 College Ave	$117,881	$24,505
2521 Regent St	99,256	60,423
2712 Derby St	55,800	22,715
1773 Oxford St	16,000	130,000
19-21 Buttonwood St	1,685	303,390
150 Panoramic Way	50,062	27,776
Other	8,892	63,095
Accounts receivable - related parties	$349,576	$631,904

These related parties are properties for which the Company provides various real estate services, including property management, construction and development management, and renovation services. To date, the Company has also provided or received certain advances from these properties outside the normal revenue generating services, as noted below.

Due From / To Related Parties

Due from related parties includes a) cash advances made and b) expenses and other costs paid for on behalf of related parties. Due to related parties includes cash advances received from various related parties. The Company enters into these transactions based on the current working capital needs of the Company and these related entities. These advances are unsecured, due on demand and non-interest bearing.

The following is a summary of due from / to related parties:

	September 30,
	2024	2023
1207 Cedar St	$75,925	$-
1606 Stannage Ave	63,491	-
1773 Oxford St	-	5,054
Customer properties with common control and management*	139,416	5,054

Collab USA	78,367	36,194
YSMD, LLC	79,400	42,109
CollabHome CA LLC	-	13,999
Entities with common control and management*	157,767	92,302

YRQ Irrevocable Trust	2,259,850	-
Due from related parties	$2,557,033	$97,356

1773 Oxford St	1,027,694	-
1742 Spruce St	80,610	95,610
2340 Hilgard Ave	66,612	113,403
2425 Durant Ave	-	15,103
Customer properties with common control and management*	1,174,916	224,116
Qin Wang - family member of former Chairman	130,000	-
Due to related parties	$1,304,916	$224,116

*	The Company or its subsidiaries have no ownership in the customer properties or related party entities as per the amounts above. To date, Collab CA has shared common control and management with these entities through the Controlling Group.

YRQ Irrevocable Trust

During the year ended September 30, 2024, the Company advanced an aggregate of $2,259,850 to YRQ Trust in order to provide working capital to the Company’s related entities. These advances are unsecured, due on demand and non-interest bearing.

During 2023 and 2024, YRQ Trust, as part of the Controlling Gorup, held common control and management with Collab CA, and became the sole member of Collab CA on August 21, 2024. Upon the Reorganization, YRQ Trust received 4,550,500 shares of the Company’s common stock and 5,000 shares of the Company’s Series X preferred stock.

Subsequent to September 30, 2024, YRQ Trust was fully repaid its advances to the Company.

Other

During the year ended September 30, 2023, the Company had amounts due to related parties totaling $414,000. The related parties were customer properties that held common control and management. In December 2022, these amounts were converted into equity, and accounted for as contributions by Collab CA’s member.

In September 2023, the Company settled $185,665 in accounts receivable with related party customer properties. In exchange for cash receipts, the Company recognized distributions to Collab CA’s member.

During the years ended September 30, 2024 and 2023, Collab CA’s former member provided certain advisory services for the Company for a fair value of $24,000 and $50,000, respectively. The amounts were recognized as non-cash member contributions.

Share Assignment

On January 2, 2025, YRQ Irrevocable Trust assigned 1,838,000 of its shares of common stock (the “Assigned Shares”) that it had received in the Share Exchange to family irrevocable trusts, friends and family members of the beneficiaries of YRQ Irrevocable Trust (the “Assignment”). Following the Assignment, YRQ Irrevocable Trust owns 2,712,500 shares of common stock and 5,000 shares of Series X Preferred Stock. The Assigned Shares are held directly by the recipients and are no longer considered beneficially owned by YRQ Irrevocable Trust.

Policies and Procedures for Transactions with Related Persons

Our board of directors adopted a related person transaction policy setting forth the policies and procedures for the identification, review and approval or ratification of related person transactions. This policy covers, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we and a related person were or will be participants and the amount involved exceeds $120,000 or 1% of the average of our total assets as of the end of our last two completed fiscal years, including purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness and guarantees of indebtedness. In reviewing and approving any such transactions, our audit committee will consider all relevant facts and circumstances as appropriate, such as the purpose of the transaction, the availability of other sources of comparable products or services, and whether the transaction is on terms comparable to those that could be obtained in an arm’s length transaction, management’s recommendation with respect to the proposed related person transaction and the extent of the related person’s interest in the transaction.

All of the transactions described in this section were entered into prior to the adoption of this policy.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of our common stock for (i) each of our named executive officers and directors, (ii) all of our named executive officers and directors as a group, and (iii) each other stockholder known by us to be the beneficial owner of more than 5% of our outstanding common stock. The following table assumes that the underwriters have not exercised the over-allotment option.

The column entitled “Percentage of Shares Beneficially Owned—Before Offering” is calculated based on 5,151,391 shares of common stock outstanding as of June 5, 2025. The column entitled “Percentage of Shares Beneficially Owned—After Offering” is based on shares of our common stock to be outstanding after this offering, including the 1,250,000 shares of our common stock that we are selling in this offering and aggregate of 1,465,476 shares of common stock being issued upon the closing of this offering.

Beneficial ownership is determined in accordance with SEC rules and generally includes voting or investment power with respect to securities. For purposes of this table, a person or group of persons is deemed to have “beneficial ownership” of any shares that such person or any member of such group has the right to acquire within sixty (60) days. For purposes of computing the percentage of outstanding shares of our common stock held by each person or group of persons named above, any shares that such person or persons have the right to acquire within sixty (60) days of June 5, 2025 are deemed to be outstanding for such person, but not deemed to be outstanding to compute the percentage ownership of any other person. The inclusion herein of any shares listed as beneficially owned does not constitute an admission of beneficial ownership by any person. The share ownership numbers after the offering for the beneficial owners indicated below exclude any potential purchases that may be made by such persons in this offering.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Collab Z Inc., 2001 Addison St, Suite 300, Berkeley, CA 94704.

	Before the Offering				After the Offering
	Common Stock		Series X Preferred Stock		Common Stock		Series X Preferred Stock		Voting
Name of Beneficial Owner	Amount	% (1)	Amount	%	Shares	% (2)	Amount	%	Power
Officers and Directors
William J. Caragol, Chairman	-	-	-	-	-	-	-	-	-
Qiaojun Lai, Chief Executive Officer	75,000	1.46%	-	-	75,000	1.13%	-	-	* %
Jin Kuang, Chief Financial Officer	32,500	* %	-	-	32,500	* %	-	-	* %

All executive officers and directors (4 persons)

5% or more shareholders
YRQ Irrevocable Trust (3)	2,712,500	52.66%	5,000	100%	2,712,500	100%	5,000	100%	66.39%
JEAH Irrevocable Trust (4)	500,000	9.71%	-	-	500,000	-	-	-	4.30%
Fleco Int’l Corp (5)	387,500	7.52%	-	-	387,500	-	-	-	3.34%

*	Less than 1%

(1)

For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of 5,151,391, the number of shares of common stock outstanding prior to the offering.

(2)	For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of 6,616,867, the number of shares of common stock issued and outstanding immediately after the offering, assuming no exercise of the underwriter’s over-allotment option or Representative’s Warrants and no conversion of Series X Preferred Stock to common stock.

(3)	Edrick Wang and Albert Wang, the children the Qian Wang, our former Chairman, are the beneficiaries of YRQ Irrevocable Trust. Yuan Wang and Ruqin Shan, the parents of Qian Wang, have the voting and dispositive control over the shares held by YRQ Irrevocable Trust. The principal address of YRQ Irrevocable is 10 Winding Lane, Orinda, CA 94563.

(4)	Edrick Wang, Albert Wang and Haoran Wang are the beneficiaries of JEAH Irrevocable Trust and have the voting and dispositive control over the shares held by JEAH Irrevocable Trust. The principal address of JEAH Irrevocable Trust is 1466 Wright Ave., Sunnyvale, CA 94087.

(5)	Frank Min-Fu Hung is the director of Fleco Int’l Corp and has the voting and dispositive control over the shares held by Fleco Int’l Corp. The principal address of Fleco Int’l Corp is 17 Longwood Rd, Sands Point, NY 11050.

DESCRIPTION OF SECURITIES

The description below of our capital stock and provisions of our articles of incorporation and bylaws are summaries and are qualified by reference to the articles of incorporation and bylaws, which are filed as exhibits to the registration statement of which this prospectus is part. You should read the provisions of our articles of incorporation, certificate of designations and our bylaws as currently in effect for provisions that may be important to you.

General

We are incorporated in the State of Nevada. The rights of our shareholders are generally covered by Nevada law and our articles of incorporation and bylaws. The terms of our capital stock are therefore subject to Nevada law, including the Nevada Revised Statues, and the common and constitutional law of Nevada.

The total number of shares of stock which the Company is authorized to issue is 200,000,000 shares of capital stock, consisting of 190,000,000 shares of common stock, $0.001 par value per share, and 10,000,000 shares of preferred stock, $0.001 par value per share.

As of date of this prospectus, we have 5,151,391 shares of common stock issued and outstanding held by 78 stockholders of record.

Common Stock

The holders of our common stock are entitled to the following rights:

Voting Rights. Each share of our common stock entitles its holder to one vote per share on all matters to be voted or consented upon by the stockholders. Holders of our common stock are not entitled to cumulative voting rights with respect to the election of directors.

Dividend Rights. Subject to limitations under Nevada law and preferences that may apply to any shares of preferred stock that we may decide to issue in the future, holders of our common stock are entitled to receive ratably such dividends or other distributions, if any, as may be declared by our Board out of funds legally available therefor.

Liquidation Rights. In the event of the liquidation, dissolution or winding up of our business, the holders of our common stock are entitled to share ratably in the assets available for distribution after the payment of all of our debts and other liabilities, subject to the prior rights of the holders of our preferred stock.

Other Matters. The holders of our common stock have no subscription, redemption, or conversion privileges. Our common stock does not entitle its holders to preemptive rights. All of the outstanding shares of our common stock are fully paid and non-assessable. The rights, preferences and privileges of the holders of our common stock are subject to the rights of the holders of shares of any series of preferred stock which we may issue in the future.

Preferred Stock

We are authorized to issue up to 10,000,000 shares of “blank check” preferred stock. Our Board of Directors has the authority, without further stockholder authorization, to issue from time-to-time shares of preferred stock in one or more series and to fix the terms, limitations, relative rights and preferences and variations of each series. Although we have no present plans to issue additional shares of preferred stock, the issuance of shares of preferred stock, or the issuance of rights to purchase such shares, could decrease the amount of earnings and assets available for distribution to the holders of common stock, and could adversely affect the rights and powers, including voting rights, of our common stock, and could have the effect of delaying, deterring or preventing a change of control of us or an unsolicited acquisition proposal.

Series X Preferred Stock

Pursuant to the Series X Certificate of Designation filed with the Secretary of State of Nevada on October 3, 2024, we are authorized to issue up to 5,000 shares of Series X Preferred Stock with a stated value of $0.001 per share.

Each share of Series X Preferred Stock is entitled to 1,000 votes. The holders of shares of Series X Preferred Stock are entitled to vote on all matters on which our common stock shall be entitled to vote unless prohibited by law or as set forth in the Certificate of Designation.

The holders of the Series X Preferred Stock are not entitled to dividends. Upon the event of liquidation, dissolution or winding up of the Company, voluntary or involuntary, the holders of our Series X Preferred Stock would be entitled to receive the initial stated value of our preferred stock.

As of the date of this prospectus, there were 5,000 shares of Series X Preferred Stock issued and outstanding, all of which are owned by YQR Trust, as a part of the Controlling Group.

Series B Preferred Stock

Pursuant to a Series B Certificate of Designation filed with the Secretary of State of Nevada on June 5, 2025, we are authorized to issue up to 1,250,000 shares of Series B Preferred Stock with a stated value of $4.00 per share. Pursuant to a securities purchase agreement, dated May 27, 2025, we sold 75,000 shares of Series B Preferred Stock to one accredited investor for an aggregate purchase price of $300,000. The following is a summary of the rights, obligations and privileges of the Series B Preferred Stocks forth in the Series B Certificate of Designation.

Automatic Conversion. Pursuant to the Series B Certificate of Designation, in connection with, and on the closing of a Qualified Public Offering, Qualified Financing or Qualified Disposition, all of the outstanding shares of Series B Preferred Stock shall automatically convert along with the aggregate accrued or accumulated and unpaid dividends thereon into an aggregate number of shares of common stock as is determined by dividing the stated value per share along with the aggregate accrued or accumulated and unpaid dividends on the outstanding shares of Series B Preferred Stock by the Conversion Price.

●	“Qualified Public Offering” is defined in the Series B Certificate of Designation as the sale, in a firm commitment underwritten public offering of securities of the Company pursuant to an effective registration statement under the Securities Act, following which the common stock of the Company shall be listed on any national securities exchange.

●	“Qualified Financing” is defined in the Series B Certificate of Designation as an equity financing with gross proceeds greater than $3,000,000.

●	“Qualified Disposition” is defined in the Series B Certificate of Designation as any sale, transfer, or conveyance to another Person or entity of all or substantially all of the property and assets of the Company for cash.

●	“Conversion Price” means 70% of the purchase price per share in a Qualified Public Offering, Qualified Financing Offering Price or Qualified Disposition Price.

Accrual and Payment of Dividends. In the event the Qualified Public Offering is not consummated by December 31, 2025, dividends on such share of Series B Preferred Stock shall accrue, whether or not declared by the Board and whether or not there are funds legally available for the payment of dividends, at the rate of 8% per annum on the sum of the Liquidation Value which is $4.00 per share of Series B Preferred Stock (as adjusted for any stock splits, stock dividends, recapitalizations, or similar transaction with respect to the Series B Preferred Stock). All accrued dividends on any share shall be paid in cash only when, as and if declared by the Board out of funds legally available therefor or upon a Liquidation of the Series B Preferred Stock; provided, that to the extent not paid on the last day of March, June, September, and December of each calendar year (each such date, a “Dividend Payment Date”), all accrued dividends on any share shall accumulate and compound on the applicable Dividend Payment Date whether or not declared by the Board and shall remain accumulated, compounding dividends until paid pursuant hereto or converted pursuant to the terms herein. All accrued and accumulated dividends on the shares shall be prior and in preference to any dividend on any junior securities and shall be fully declared and paid before any dividends are declared and paid, or any other distributions or redemptions are made, on any junior securities, other than to (a) declare or pay any dividend or distribution payable on the common stock in shares of common stock or (b) repurchase common stock held by employees or consultants of the Company upon the termination of their employment or services pursuant to agreements providing for such repurchase.

Liquidation. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company (a “Liquidation”), the holders of shares of Series B Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders, before any payment shall be made to the holders of junior securities by reason of their ownership thereof, an amount in cash equal to the aggregate Liquidation Value of all shares held by such holder, plus all unpaid accrued and accumulated dividends on all such shares (whether or not declared).

In addition to and after payment in full of all preferential amounts required to be paid to the holders of Series B Preferred Stock upon a Liquidation, the holders of shares of Series B Preferred Stock then outstanding shall be entitled to participate with the holders of shares of junior securities then outstanding, pro rata as a single class based on the number of outstanding shares of Junior Securities on an as-converted basis held by each holder as of immediately prior to the Liquidation, in the distribution of all the remaining assets and funds of the Company available for distribution to its stockholders.

If upon any Liquidation the remaining assets of the Company available for distribution to its stockholders shall be insufficient to pay the holders of the shares of Series B Preferred Stock the full preferential amount to which they are entitled, (i) the holders of the shares shall share ratably in any distribution of the remaining assets and funds of the Company in proportion to the respective full preferential amounts which would otherwise be payable in respect of the Series B Preferred Stock in the aggregate upon such Liquidation if all amounts payable on or with respect to such shares were paid in full, and (ii) the Company shall not make or agree to make any payments to the holders of Junior Securities.

Voting. The Series B Preferred Stock are not entitled to any votes with respect to any and all matters presented to the stockholders of the Company for their action or consideration (whether at a meeting of stockholders of the Company, by written action of stockholders in lieu of a meeting or otherwise), except as provided by law.

Reissuance of Series B Preferred Stock. Any shares of Series B Preferred Stock converted or otherwise acquired by the Company shall be canceled and retired as authorized and issued shares of capital stock of the Company and no such shares shall thereafter be reissued, sold, or transferred.

Protective Provisions. No provision of the Series B Certificate of Designation may be amended, modified, or waived except by an instrument in writing executed by the Company and the holders of not less than two-thirds of the then total outstanding shares of Series B Preferred Stock (a “Supermajority Interest”) and any such written amendment, modification, or waiver will be binding upon the Company and each holder of Series B Preferred Stock; provided, that no such action shall change or waive (a) the definition of Liquidation Value, or (b) the rate at which or the manner in which dividends on the Series B Preferred Stock accrue or accumulate or the times at which such dividends become payable without the prior written consent of each holder of outstanding shares of Series B Preferred Stock; provided, further, that no amendment, modification, or waiver of the terms or relative priorities of the Series B Preferred Stock may be accomplished by the merger, consolidation, or other transaction of the Company with another Company or entity unless the Company has obtained the prior written consent of the all of the holders of the Series B Preferred Stock.

Redemption. The Series B Certificate of Designation does contain any redemption provisions.

Anti-Takeover Effects of Nevada Law

Business Combinations

The “business combination” provisions of Sections 78.411 to 78.444, inclusive, of the Nevada Revised Statutes (“NRS”) generally prohibit a Nevada corporation with at least 200 stockholders from engaging in various “combination” transactions with any interested stockholder for a period of two years after the date of the transaction in which the person became an interested stockholder, unless the transaction is approved by the board of directors prior to the date the interested stockholder obtained such status or the combination is approved by the board of directors and thereafter is approved at a meeting of the stockholders by the affirmative vote of stockholders representing at least 60% of the outstanding voting power held by disinterested stockholders, and extends beyond the expiration of the two-year period, unless:

●	the combination was approved by the board of directors prior to the person becoming an interested stockholder or the transaction by which the person first became an interested stockholder was approved by the board of directors before the person became an interested stockholder or the combination is later approved by a majority of the voting power held by disinterested stockholders; or

●	if the consideration to be paid by the interested stockholder is at least equal to the highest of: (a) the highest price per share paid by the interested stockholder within the two years immediately preceding the date of the announcement of the combination or in the transaction in which it became an interested stockholder, whichever is higher, (b) the market value per share of common stock on the date of announcement of the combination and the date the interested stockholder acquired the shares, whichever is higher, or (c) for holders of preferred stock, the highest liquidation value of the preferred stock, if it is higher.

A “combination” is generally defined to include mergers or consolidations or any sale, lease exchange, mortgage, pledge, transfer, or other disposition, in one transaction or a series of transactions, with an “interested stockholder” having: (a) an aggregate market value equal to 5% or more of the aggregate market value of the assets of the corporation, (b) an aggregate market value equal to 5% or more of the aggregate market value of all outstanding shares of the corporation, (c) 10% or more of the earning power or net income of the corporation, and (d) certain other transactions with an interested stockholder or an affiliate or associate of an interested stockholder.

In general, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within two years, did own) 10% or more of a corporation’s voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire our Company even though such a transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price.

Control Share Acquisitions

The “control share” provisions of Sections 78.378 to 78.3793, inclusive, of the NRS apply to “issuing corporations” that are Nevada corporations with at least 200 stockholders, including at least 100 stockholders of record who are Nevada residents, and that conduct business directly or indirectly in Nevada. The control share statute prohibits an acquirer, under certain circumstances, from voting its shares of a target corporation’s stock after crossing certain ownership threshold percentages, unless the acquirer obtains approval of the target corporation’s disinterested stockholders. The statute specifies three thresholds: one-fifth or more but less than one-third, one-third but less than a majority, and a majority or more, of the outstanding voting power. Generally, once an acquirer crosses one of the above thresholds, those shares in an offer or acquisition and acquired within 90 days thereof become “control shares” and such control shares are deprived of the right to vote until disinterested stockholders restore the right. These provisions also provide that if control shares are accorded full voting rights and the acquiring person has acquired a majority or more of all voting power, all other stockholders who do not vote in favor of authorizing voting rights to the control shares are entitled to demand payment for the fair value of their shares in accordance with statutory procedures established for dissenters’ rights.

A corporation may elect to not be governed by, or “opt out” of, the control share provisions by making an election in its articles of incorporation or bylaws, provided that the opt-out election must be in place on the 10th day following the date an acquiring person has acquired a controlling interest, that is, crossing any of the three thresholds described above. We have not opted out of the control share statutes and will be subject to these statutes if we are an “issuing corporation” as defined in such statutes.

The effect of the Nevada control share statutes is that the acquiring person, and those acting in association with the acquiring person, will obtain only such voting rights in the control shares as are conferred by a resolution of the stockholders at an annual or special meeting. The Nevada control share law, if applicable, could have the effect of discouraging takeovers of our Company.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is [●]. The address for [●] is [●], and the telephone number is [●].

SHARES ELIGIBLE FOR FUTURE SALE

Future sales of substantial amounts of our common stock, including stocks issued upon the exercise of outstanding options and warrants, in the public market after this offering, or the possibility of these sales occurring, could cause the prevailing market price for our common stock to fall or impair our ability to raise equity capital in the future.

Immediately following the closing of this offering, we will have 6,616,867 shares of common stock issued and outstanding. In the event the underwriters exercise the over-allotment option in full, we will have [●] shares of common stock issued and outstanding. The common stock sold in this offering will be freely tradable without restriction or further registration or qualification under the Securities Act.

Previously issued shares that were not offered and sold in this offering, as well as stocks issuable upon the exercise of previously issued warrants and subject to employee stock options, are or will be upon issuance, “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if such public resale is registered under the Securities Act or if the resale qualifies for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which are summarized below.

Rule 144

All of the shares of our common stock outstanding prior to the closing of this offering are “restricted securities,” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement, such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act. After the consummation of the public offering, the remaining outstanding shares of common stock, other than the 100,000 shares of common stock covered by the Resale Prospectus, will be deemed to be “restricted securities” as defined in Rule 144. In general, a person who has beneficially owned restricted stocks for at least twelve months, or at least six months in the event we have been a reporting company under the Exchange Act for at least ninety (90) days before the sale, would be entitled to sell such securities, provided that such person is not deemed to be an affiliate of ours at the time of sale or to have been an affiliate of ours at any time during the ninety (90) days preceding the sale. A person who is an affiliate of ours at such time would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of shares that do not exceed the greater of the following:

●	1% of the number of common stocks then outstanding, or

●	1% of the average weekly trading volume of our common stocks during the four calendar weeks preceding the filing by such person of a notice on Form 144 with respect to the sale,

provided that, in each case, we are subject to the periodic reporting requirements of the Exchange Act for at least ninety (90) days before the sale. Rule 144 trades must also comply with the manner of sale, notice and other provisions of Rule 144, to the extent applicable.

Lock-Up Agreements

We and our directors, officers and certain stockholders who are holders of 5% or more of the outstanding shares of common stock as of the effective date of the registration statement of which this prospectus is a part have agreed with the underwriters not to, without the prior written consent of the representatives, for a period of 6 months after the consummation of this offering, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any classes of our stocks or any securities convertible into or exercisable or exchangeable for any classes of our stocks, (ii) file or caused to be filed any registration statement with the SEC, relating to the offering of any classes of our stocks or any securities convertible into or exercisable or exchangeable for any classes of our stocks, (iii) complete any offering of debt securities, other than entering into a line of credit with a traditional bank, or (iv) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any classes of our stocks, whether any such transaction described in clause (i), (ii), (iii) or (iv) above is to be settled by delivery of any classes of our stocks or such other securities, in cash or otherwise. 3,742,500 shares of common stock will be subject to the lock-up agreements. For further details on the lock-up agreements, see the section entitled “Underwriting—No Sales of Similar Securities.”

In addition, we have entered into five joint ventures the Local Members pursuant to which the Local Members from the date of consummation of this offering until the six (6)-month anniversary thereof or such longer period as required by the underwriters in connection with this offering, have agreed to lock up all shares received in all equity issuances consummated prior to the date of the consummation of this offering pursuant to a lock up agreement in form and substance satisfactory to us. 60,000 shares of common stock collectively held by these Local Members will be subject to the lock-up agreements.

Regulation S

Regulation S under the Securities Act provides that securities owned by any person may be sold without registration in the United States, provided that the sale is effected in an “offshore transaction” and no “directed selling efforts” are made in the United States (as these terms are defined in Regulation S) and subject to certain other conditions. In general, this means that our shares may be sold in some manner outside the United States without requiring registration in the United States.

Rule 701

In general, Rule 701 allows a stockholder who purchased shares pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of ours during the immediately preceding ninety (90) days to sell those shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares, however, are required to wait until ninety (90) days after the date of this prospectus before selling shares pursuant to Rule 701.

Selling Stockholder Resale Prospectus

As described in the Explanatory Note to the registration statement of which this prospectus forms a part, the registration statement also contains the Resale Prospectus to be used in connection with the potential resale by certain selling stockholders of our common stock. These shares of common stock have been registered to permit public resale of such shares, and the Selling Stockholders may offer the shares for resale from time to time pursuant to the Resale Prospectus. The Selling Stockholders may also sell, transfer or otherwise dispose of all or a portion of their shares in transactions exempt from the registration requirements of the Securities Act or pursuant to another effective

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

This section summarizes certain material U.S. federal income tax considerations that may be associated with the purchase, ownership, and disposition of our common stock by U.S. holders (as defined below) and non-U.S. holders (as defined below). This summary is not intended to be a complete summary of the U.S. federal income tax consequences to purchasers of our stock and does not discuss any state, local or other tax consequences, of an investment in our company. Moreover, this summary addresses only our common stock that are held as capital assets by holders who acquire our common stock in this offering. The discussion does not discuss all of the U.S. federal income tax consequences that may be relevant to a potential investor in our company in light of such investor’s particular circumstances or investors subject to special rules, such as brokers and dealers in securities, certain financial institutions, regulated investment companies, real estate investment trusts, tax-exempt organizations, insurance companies, persons holding our stocks as part of a hedging, integrated, or conversion transaction or a straddle, or as part of any other risk reduction transaction, traders in securities that elect to use a mark-to-market method of accounting for their stocks holdings, partnerships or other entities treated as partnerships for U.S. federal income tax purposes, persons who hold directly or constructively at least 5% of our stocks, or persons liable for the alternative minimum tax or the Medicare tax on certain investment income. This summary does not address any tax law other than the U.S. federal income tax law, including any estate tax law or any foreign, state or local income tax law.

Each potential investor is urged and expected to consult his, her or its own tax advisors prior to acquiring any of our securities to discuss his, her or its own tax and financial situation, including the application and effect of U.S. federal, state, local, and other tax laws and any possible changes in the tax laws that may occur after the date of this prospectus. This section is not to be construed as tax advice or as a substitute for careful tax planning.

The discussion herein is based on existing law as contained in the Internal Revenue Code of 1986, as amended (the “Code”), currently applicable Treasury Regulations thereunder, or the Regulations, administrative rulings and court decisions as of the date hereof, all of which are subject to change by legislative, judicial and administrative action, which change may in any given instance have a retroactive effect. No rulings have been or will be requested from the Internal Revenue Service (the “IRS”) or any other taxing authority concerning any of the tax matters discussed herein. Furthermore, no statutory, administrative, or judicial authority directly addresses many of the U.S. federal income tax issues pertaining to the treatment of our stocks or instruments similar to our stocks. As a result, we cannot assure you that the IRS or the courts will agree with the tax consequences described in this summary. The IRS or a court may disagree with the following discussion or with any of the positions taken by the company for U.S. federal income tax reporting purposes, including the positions taken with respect to, for example, the classification of our company as a partnership. A different treatment of our securities or our company from that described below could adversely affect the amount, timing, character, and manner for reporting income, gain, or loss in respect of an investment in our securities.

As used herein, the term “U.S. holder” means a beneficial owner of shares of our common stock or of warrants that is (i) an individual who is a citizen or resident of the United States, (ii) a corporation that is created or organized in the United States or under the laws of the United States or any political subdivision thereof, (iii) an estate whose income is includible in its gross income for U.S. federal income tax purposes, regardless of its source, (iv) a trust if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or (v) a U.S. state, a local government or any instrumentality thereof.

As used herein, the term “non-U.S. holder” means any beneficial owner of shares of our stocks or of warrants (other than a partnership or other entity treated as a partnership) that is not a U.S. holder.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds shares or warrants of our company, the U.S. tax treatment of any partner in such partnership (or other entity) will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership (or similarly treated entity) that acquires, holds, or sells our stocks or warrants, we urge you to consult your own tax adviser, as to the particular U.S. federal income tax consequences to you of the purchase, ownership and disposition of stocks or warrants, as well as any consequences to you arising under the laws of any other taxing jurisdiction.

PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK IN THEIR PARTICULAR CIRCUMSTANCES.

CONSEQUENCES TO U.S. HOLDERS

The following is a summary of the U.S. federal income tax consequences that will apply to a U.S. holder of our securities. For purposes of this discussion, you are a U.S. holder if, for U.S. federal income tax purposes, you are a beneficial owner of our securities, other than a partnership, that is:

●	an individual citizen or resident of the United States;

●	a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States, any State thereof or the District of Columbia;

●	an estate or trust whose income is subject to U.S. federal income tax regardless of its source; or

●	a trust (x) whose administration is subject to the primary supervision of a U.S. court, and which has one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) who have the authority to control all substantial decisions of the trust or (y) which has made a valid election to be treated as a “United States person.”

Distributions

As described in the section titled “Dividend Policy,” we have never declared or paid cash dividends on our common stock and do not anticipate paying any dividends on our common stock in the foreseeable future. However, if we do make distributions in cash or other property on our common stock, those payments will constitute dividends for U.S. tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent our distributions exceed both our current and our accumulated earnings and profits, the excess will constitute a return of capital that will first reduce your basis in our common stock, but not below zero, and any remaining amounts will be treated as gain from the sale or other disposition of stock as described below under “—Sale, Exchange or Other Taxable Disposition of Common Stock.”

Dividend income may be taxed to an individual U.S. holder at rates applicable to long-term capital gains, provided that a minimum holding period and other limitations and requirements are satisfied with certain exceptions. Any dividends that we pay to a U.S. holder that is a corporation may qualify for the dividends received deduction if the requisite holding period is satisfied, subject to certain limitations. U.S. holders should consult their own tax advisors regarding the holding period and other requirements that must be satisfied in order to qualify for the reduced tax rate on dividends or the dividends-received deduction.

Sale, Exchange or Other Taxable Disposition of Common Stock

A U.S. holder will generally recognize capital gain or loss on the sale, exchange or other taxable disposition of shares of our common stock. The amount of gain or loss will equal the difference between the amount realized on the sale and such U.S. holder’s adjusted tax basis in such shares. The amount realized will include the amount of any cash and the fair market value of any other property received in exchange for such shares. A U.S. holder’s adjusted tax basis in its shares of common stock will generally equal the U.S. holder’s acquisition cost or purchase price, less any prior distributions treated as a return of capital. Gain or loss will be long-term capital gain or loss if the U.S. holder has held the shares of common stock for more than one year. Long-term capital gains of non-corporate U.S. holders are generally taxed at preferential rates. The deductibility of capital losses is subject to certain limitations.

Information Reporting and Backup Withholding

In general, information reporting requirements may apply to dividends paid to a U.S. holder and to the proceeds of the sale or other disposition of our common stock, unless the U.S. holder is an exempt recipient. Backup withholding may apply to such payments if the U.S. holder fails to provide a taxpayer identification number, a certification of exempt status or has been notified by the IRS that it is subject to backup withholding (and such notification has not been withdrawn).

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a U.S. holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.

Tax on Net Investment Income

Individual U.S. Holders with adjusted gross income that exceeds a threshold amount ($200,000, or $250,000 if married filing jointly) may be subject to an additional 3.8% Medicare tax on some or all of such U.S. Holder’s “net investment income.” Net investment income generally includes income from the shares unless such income is derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). You should consult your tax advisors regarding the effect this tax may have, if any, on your acquisition, ownership or disposition of common shares.

CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of the U.S. federal income tax consequences that will apply to a non-U.S. holder of our securities. A “non-U.S. holder” is a beneficial owner of our securities (other than a partnership or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that, for U.S. federal income tax purposes, is not a U.S. holder. The term “non-U.S. holder” includes:

●	a non-resident alien individual (other than certain former citizens and residents of the U.S. subject to U.S. tax as expatriates);

●	a foreign corporation;

●	an estate or trust that is not a U.S. holder; or

●	any other Person that is not a U.S. holder

but generally does not include an individual who is present in the U.S. for 183 days or more or who is otherwise treated as a U.S. resident in the taxable year. If you are such an individual, you should consult your tax advisor regarding the U.S. federal income tax consequences of the acquisition, ownership or sale or other disposition of our securities.

Distributions

Subject to the discussion below regarding effectively connected income, any distribution paid to a non-U.S. holder, to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles) generally will constitute a dividend for U.S. federal income tax purposes and, provided such dividends are not effectively connected with the non-U.S. holder’s conduct of a trade or business within the U.S., will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty. In order to receive a reduced treaty rate, a non-U.S. holder must provide us with an IRS Form W-8BEN, IRS Form W-8BEN-E or other applicable IRS Form W-8 properly certifying qualification for the reduced rate. These forms must be provided prior to the payment of dividends and must be updated periodically. A non-U.S. holder eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty should consult with its individual tax advisor to determine if you may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. If a non-U.S. holder holds our securities through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then may be required to provide certification to us or our paying agent, either directly or through other intermediaries.

Dividends received by a non-U.S. holder that are effectively connected with its conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States) are generally exempt from such withholding tax if the non-U.S. holder satisfies certain certification and disclosure requirements. In order to obtain this exemption, the non-U.S. holder must provide us with an IRS Form W-8ECI or other applicable IRS Form W-8 properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are taxed at the same graduated U.S. federal income tax rates applicable to U.S. holders, net of certain deductions and credits. In addition, dividends received by a corporate non-U.S. holder that are effectively connected with its conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty. Non-U.S. holders should consult their own tax advisors regarding any applicable tax treaties that may provide for different rules.

Any distribution not constituting a dividend will be treated first as reducing (but not below zero) the Non-U.S. holder’s adjusted tax basis in its common stock and, to the extent such distribution exceeds the Non-U.S. holder’s adjusted tax basis, as gain realized from the sale or other disposition of the common stock, which will be treated as described under “Non-U.S. Holders — Gain on Sale, Exchange or Other Taxable Disposition of Common Stock” below.

Gain on Sale, Exchange, or Other Taxable Disposition of Common Stock

Subject to the discussion below regarding backup withholding and foreign accounts, a non-U.S. holder generally will not be required to pay U.S. federal income tax on any gain realized upon the sale, exchange or other taxable disposition of our common stock unless:

●	the gain is effectively connected with the non-U.S. holder’s conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, the gain is attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States);

●	the non-U.S. holder is a non-resident alien individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

If the non-U.S. holder is described in the first bullet above, it will be required to pay tax on the net gain derived from the sale, exchange or other taxable disposition under regular graduated U.S. federal income tax rates, and a corporate non-U.S. holder described in the first bullet above also may be subject to the branch profits tax at a rate of 30%, or (in each case) such lower rate as may be specified by an applicable income tax treaty. An individual non-U.S. holder described in the second bullet above will be required to pay a flat 30% tax (or such lower rate specified by an applicable income tax treaty) on the gain derived from the sale, exchange or other taxable disposition, which gain may be offset by U.S. source capital losses for the year (provided the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses). Non-U.S. holders should consult their own tax advisors regarding any applicable income tax or other treaties that may apply.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address and the amount of tax withheld, if any. A similar report will be sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence. A Non-U.S. holder may have to comply with certification procedures to establish that it is not a United States person in order to avoid information reporting and backup withholding requirements. The certification procedures required to claim a reduced rate of withholding under a treaty generally will satisfy the certification requirements necessary to avoid the backup withholding as well for example, by properly certifying your non-U.S. status on an IRS Form W-8BEN or IRS Form W-8BEN-E or other applicable IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a U.S. person.

Backup withholding is not an additional tax; rather, the U.S. federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

Foreign Account Tax Compliance

The Foreign Account Tax Compliance Act (“FATCA”) generally imposes withholding tax at a rate of 30% on dividends on and gross proceeds from the sale or other disposition of our securities paid to a “foreign financial institution” (as specially defined under these rules), unless any such institution (1) enters into, and complies with, an agreement with the IRS to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution that are owned by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments, or (2) if required under an intergovernmental agreement between the United States and an applicable foreign country, reports such information to its local tax authority, which will exchange such information with the U.S. authorities. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Accordingly, the entity through which our securities are held will affect the determination of whether such withholding is required. Similarly, dividends in respect of our securities held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exceptions will generally be subject to withholding at a rate of 30%, unless such entity either (1) certifies to us or the applicable withholding agent that such entity does not have any “substantial United States owners” or (2) provides certain information regarding the entity’s “substantial United States owners,” which will in turn be provided to the U.S. Department of Treasury. Non-U.S. holders should consult their own tax advisors regarding the possible implications of this legislation on their investment in our securities.

Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state and local and non-U.S. tax consequences of purchasing, owning and disposing of our securities, including the consequences of any proposed changes in applicable laws.

UNDERWRITING

We will enter into an underwriting agreement with R.F. Lafferty & Co., Inc., as the representative of the underwriters (the “Representative”), with respect to the shares sold in this offering. Subject to certain conditions, we have agreed to sell to the underwriters, and each of the underwriters has agreed to purchase the shares listed next to its name in the table at the public offering price per unit less the underwriting discounts set forth on the cover page of this prospectus.

Underwriter	Number of Shares
R.F. Lafferty & Co., Inc.

Total

The underwriters have committed to purchase all of the shares offered by us other than those shares covered by the over-allotment option described below, if they purchase any. The obligations of the underwriters may be terminated upon the occurrence of certain events specified in the underwriting agreement. Furthermore, pursuant to the underwriting agreement, the underwriters’ obligations are subject to customary conditions, representations and warranties contained in the underwriting agreement, such as receipt by the underwriters of officers’ certificates and legal opinions.

We have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect thereof.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to the approval of legal matters by their counsel and other conditions specified in the underwriting agreement. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Over-Allotment Option

We have granted to the underwriters an option to purchase from us up to an additional 50,000 shares of our common stock, representing 15% of the shares sold in this offering, at the assumed public offering price of $4.00 per share, in any combination thereof, solely to cover over-allotments, if any. The shares of our common stock to be purchased pursuant to the over-allotment option will be acquired at the initial public offering price, less the underwriting discounts. The underwriters may exercise this option, in whole or in part, any time during the 45-day period after the closing date of the offering, but only to cover over-allotments, if any. To the extent the underwriters exercise the option, the underwriters will become obligated, subject to certain conditions, to purchase the shares for which they exercise the option.

Underwriting Discount, Commissions and Expenses

We estimate that the total expenses of the offering payable by us, excluding underwriting discounts and commissions, will be approximately $[●]. Under the underwriting agreement, we will pay the Representative fees and commissions equal to 7.25% of the gross proceeds raised in the offering, with any proceeds received by the Company in the offering from investors identified and introduced by the Company, attracting a reduced underwriting discount equal to 3.5% of the gross proceeds for those investors. The following table shows the per share price and total underwriting discounts and commissions to be paid to the underwriters. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment.

The Representative has advised us that it proposes to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $___. After this offering, the public offering price, concession and reallowance to dealers may be changed by the underwriters. No such change will change the amount of proceeds we receive as set forth on the cover page of this prospectus. The shares are offered by the underwriters as stated herein, subject to receipt and acceptance by it and subject to its right to reject any order in whole or in part. The underwriters have informed us that they do not intend to confirm sales to any accounts over which they exercise discretionary authority.

The following table shows the underwriting discounts payable to the underwriters by us in connection with this offering. Such amounts are shown assuming both no exercise and full exercise of the underwriter’s over-allotment option.

	Per Share(2)		Without Over- Allotment Option		With Over- Allotment Option
Initial public offering price (assumed)	$		$		$
Underwriting discounts and commissions (1)		)		)		)
Proceeds, before expenses, to us	$		$		$

(1)	The underwriters will receive an underwriting discount equal to 7.25% on all stocks sold by the underwriters in this offering. In the case proceeds from the sale of our common stock are received from Company-originated investors, the underwriting discount will equal 3.5%.

(2)	At an assumed offering price of $4.00 per share.

We have agreed to reimburse the Representative of the underwriters out of the proceeds of the offering for accountable legal expenses incurred by the Representative in connection with the offering, including: (a) all filing fees and expenses relating to the registration of the shares offered hereby with the Securities and Exchange Commission and the filing of the offering materials with FINRA; (b) all fees and expenses relating to the listing of the shares on Nasdaq and such other stock exchanges as we and the Representative together determine; (c) all fees, expenses and disbursements relating to background checks of the Company’s officers and directors; (d) all fees, expenses and disbursements relating to the registration or qualification of the shares under “blue sky” or securities laws of such states of the U.S. and other jurisdictions designated by the Representative, including the reasonable fees and expenses of the Representative’s blue sky counsel; (e) all fees and expenses associated with the “road show”; (f) the costs of all mailing and printing of documents relating to the offering; (g) the costs and expenses of a public relations firm; (h) the costs of preparing, printing and delivering certificates representing the shares; (i) fees and expenses of the transfer agent for the shares; (j) transfer and/or stamp taxes, if any, payable upon our transfer of the shares to the underwriters; (k) the fees and expenses of our accountants; (l) the fees and expenses of the Representative’s and our legal counsel and other agents and representatives; (m) the $5,000 cost associated with the Representative’s clearing system data services and communications expenses; and (n) the $10,000 cost associated with the Representative’s Capital IQ system for comparable company analysis and valuation. For the sake of clarity, it is understood and agreed that the Company shall be responsible for the Representative’s legal fees and expenses irrespective of whether the offering is consummated or not and that the maximum amount of legal fees, costs and expenses incurred by the Representative that the Company shall be responsible for shall not exceed $175,000 in the event of a closing of the offering, and shall not exceed $75,000 in the event that there is not a closing of the offering. We have also agreed to pay to the underwriters a non-accountable expense allowance equal to 1% of the gross proceeds of the offering payable at the closing of the offering.

No Sales of Similar Securities

We have agreed with the underwriters that not to, without the prior written consent of the Representative, for a period of 6 months after the consummation of this offering, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any classes of our stocks or any securities convertible into or exercisable or exchangeable for classes of our stocks, (ii) file or caused to be filed any registration statement with the SEC, relating to the offering of any classes of our stocks or any securities convertible into or exercisable or exchangeable for any classes of our stocks, (iii) complete any offering of debt securities, other than entering into a line of credit with a traditional bank, or (iv) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any classes of our stocks, whether any such transaction described in clause (i), (ii), (iii) or (iv) above is to be settled by delivery of any classes of our stocks or such other securities, in cash or otherwise.

Representative’s Warrants

We have agreed to issue to the Representative or its designees at the closing of this offering warrants to purchase the number of shares of common stock equal to 4% of the aggregate number of shares sold in this offering. Notwithstanding the foregoing, in the event any proceeds are received by the Company in the offering from investors identified and introduced by the Company, then the warrants shall be reduced to two percent (2.0%) for those investors. The warrants will be exercisable at any time and from time to time, in whole or in part, during the four-and-a-half-year period commencing 6 months after the commencement of sales in this offering. The warrants will be exercisable at a per share price equal to 110% of the public offering price per share in the offering. The Representative’s Warrants provide for registration rights (including a one-time demand registration right at the expense of the Company, an additional demand registration right at the expense of the warrant holders, and unlimited piggyback registration rights at the expense of the Company, each expiring 5 years from the closing of the offering) and customary anti-dilution provisions, as permitted by FINRA Rule 5110(g)(8).

The warrants have been deemed compensation by FINRA and are therefore subject to a 180-day lock-up pursuant to FINRA Rule 5110(e)(1) of FINRA. The Representative (or permitted assignees under FINRA Rule 5110(e)(2)) will not sell, transfer, assign, pledge, or hypothecate these warrants or the securities underlying these warrants, nor will they engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the warrants or the underlying securities for a period of 180 days from the date of this prospectus. The warrants and the common stocks underlying the warrants are being registered as a part of the registration statement of which this prospectus forms a part and will be freely tradable upon the declaration of the effectiveness of such registration statement by the SEC.

The exercise price and number of shares of common stock issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, extraordinary cash dividend or recapitalization, reorganization, merger or consolidation.

Determination of Offering Price

In determining the initial public offering price, we and the Representative have considered a number of factors, including:

●	the information set forth in this prospectus and otherwise available to the Representative;

●	our prospects and the history and prospects for the industry in which we compete;

●	an assessment of our management;

●	our prospects for future revenue and earnings;

●	the general condition of the securities markets at the time of this offering;

●	the recent prices of, and demand for, shares sold by us prior to this offering;

●	the recent market prices of, and demand for, publicly traded securities of generally comparable companies; and

●	other factors deemed relevant by the Representative and us.

The estimated initial public offering price set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors. Neither we nor the Representative can assure investors that an active trading market will develop for our common stock, or that the shares will trade in the public market at or above the initial public offering price.

Tail Financing

If during the period that is twelve (12) months following the closing of this initial public offering, we consummate a financing with investors whom the Representative introduced to us during the period in which we engaged the Representative, we will pay the Representative a fee equal 8% of the proceeds of such financing and warrants to purchase a number of shares of our common stock equal to 4% of the aggregate number of shares of our common stock sold in such financing at an exercise price equal to 110% of the price of the shares of our common stock sold in such financing, provided that such financing is by an investor actually introduced to us in an offering in which we had direct knowledge of such investor’s participation.

Right of First Refusal

We have granted the Representative the right to act as sole managing underwriter and dealer manager, book runner or sole placement agent for any and all of our future public and private equity, equity-linked, and debt (excluding commercial bank debt) offerings during the six-month period following the completion of this initial public offering.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.

Price Stabilization, Short Positions, and Penalty Bids

In connection with this offering, each underwriter may engage in transactions that stabilize, maintain or otherwise affect the price of our securities. Specifically, such underwriter may over-allot in connection with this offering by selling more securities than are set forth on the cover page of this prospectus. This creates a short position in our securities for such underwriter’s own accounts. The short position may be either a covered short position or a naked short position. In a covered short position, the number of securities over-allotted by such underwriter is not greater than the number of securities that it may purchase in the over-allotment option. In a naked short position, the number of securities involved is greater than the number of securities in the over-allotment option. To close out a short position, such underwriter may elect to exercise all or part of the over-allotment option. Such underwriters may also elect to stabilize the price of our securities or reduce any short position by bidding for, and purchasing, securities in the open market.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter or dealer repays selling concessions allowed to it for distributing a security in this offering because the underwriter repurchases that security in stabilizing or short covering transactions.

Finally, each underwriter may bid for, and purchase, shares of our securities in market-making transactions, including “passive” market-making transactions as described below.

These activities may stabilize or maintain the market price of our securities at a price that is higher than the price that might otherwise exist in the absence of these activities. The underwriters are not required to engage in these activities and may discontinue any of these activities at any time without notice. These transactions may be effected on Nasdaq, in the over-the-counter market, or otherwise.

In connection with this offering, the underwriters and selling group members, if any, or their affiliates may engage in passive market-making transactions in our common stock immediately prior to the commencement of sales in this offering, in accordance with Rule 103 of Regulation M under the Exchange Act. Rule 103 generally provides that:

●	a passive market maker may not affect transactions or display bids for our securities in excess of the highest independent bid price by persons who are not passive market makers;

●	net purchases by a passive market maker on each day are generally limited to 30% of the passive market maker’s average daily trading volume in our common stock during a specified two-month prior period or 200 shares, whichever is greater, and must be discontinued when that limit is reached; and

●	passive market-making bids must be identified as such.

Electronic Distribution

This prospectus in electronic format may be made available on websites or through other online services maintained by the underwriters, or by their affiliates. Other than this prospectus in electronic or printed format, the information on the underwriters’ websites and any information contained on any other websites maintained by an underwriter is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the underwriters in their capacity as underwriters, and should not be relied upon by investors.

Certain Relationships

The Representative and its respective affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. The Representative has received, or may in the future receive, customary fees and commissions for these transactions.

SELLING RESTRICTIONS

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Canada. The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45 106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31 103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33 105 Underwriting Conflicts (NI 33 105), the underwriters are not required to comply with the disclosure requirements of NI 33 105 regarding underwriter conflicts of interest in connection with this offering.

European Economic Area. In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, or a Relevant Member State, an offer to the public of any of the securities may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any of the securities may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

●	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

●	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

●	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of the securities shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any of the securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any of the securities to be offered so as to enable an investor to decide to purchase the securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom. Each of the underwriters have represented and agreed that:

●	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, or the FSMA) received by it in connection with the issue or sale of the securities in circumstances in which Section 21(1) of the FSMA does not apply to us; and

●	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the securities in, from or otherwise involving the United Kingdom.

Switzerland. The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or the SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX listing rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the securities, or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, or the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of the securities will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of the securities has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. Accordingly, no public distribution, offering or advertising, as defined in CISA, its implementing ordinances and notices, and no distribution to any non-qualified investor, as defined in CISA, its implementing ordinances and notices, shall be undertaken in or from Switzerland, and the investor protection afforded to acquirers of interests in collective investment schemes under CISA does not extend to acquirers of the securities.

Australia. No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission in relation to the offering.

This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the securities may only be made to persons (referred to as Exempt Investors) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the securities without disclosure to investors under Chapter 6D of the Corporations Act.

The securities applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring securities must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Israel. In the State of Israel, this prospectus shall not be regarded as an offer to the public to purchase securities under the Israeli Securities Law, 5728 - 1968, which requires a prospectus to be published and authorized by the Israel Securities Authority, if it complies with certain provisions of Section 15 of the Israeli Securities Law, 5728 - 1968, including, inter alia, if: (i) the offer is made, distributed or directed to not more than 35 investors, subject to certain conditions, or the Addressed Investors, or (ii) the offer is made, distributed or directed to certain qualified investors defined in the First Addendum of the Israeli Securities Law, 5728 - 1968, subject to certain conditions, or the Qualified Investors. The Qualified Investors shall not be taken into account in the count of the Addressed Investors and may be offered to purchase securities in addition to the 35 Addressed Investors. Our company has not and will not take any action that would require it to publish a prospectus in accordance with and subject to the Israeli Securities Law, 5728 - 1968. We have not and will not distribute this prospectus or make, distribute or direct an offer to subscribe for our securities to any person within the State of Israel, other than to Qualified Investors and up to 35 Addressed Investors.

Qualified Investors may have to submit written evidence that they meet the definitions set out in of the First Addendum to the Israeli Securities Law, 5728 - 1968. In particular, we may request, as a condition to be offered securities, that Qualified Investors will each represent, warrant and certify to us or to anyone acting on our behalf: (i) that it is an investor falling within one of the categories listed in the First Addendum to the Israeli Securities Law, 5728 - 1968, (ii) which of the categories listed in the First Addendum to the Israeli Securities Law, 5728 - 1968 regarding Qualified Investors is applicable to it, (iii) that it will abide by all provisions set forth in the Israeli Securities Law, 5728 - 1968 and the regulations promulgated thereunder in connection with the offer to be issued securities, (iv) that the securities that it will be issued are, subject to exemptions available under the Israeli Securities Law, 5728 - 1968: (a) for its own account, (b) for investment purposes only, and (c) not issued with a view to resale within the State of Israel, other than in accordance with the provisions of the Israeli Securities Law, 5728 - 1968, and (v) that it is willing to provide further evidence of its Qualified Investor status. Addressed Investors may have to submit written evidence in respect of their identity and may have to sign and submit a declaration containing, inter alia, the Addressed Investor’s name, address and passport number or Israeli identification number.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus will be passed upon for the Company by Sichenzia Ross Ference Carmel LLP, New York, New York. Certain legal matters relating to this offering will be passed upon for the underwriters by Lucosky Brookman LLP.

EXPERTS

Our financial statements appearing in this prospectus have been audited by dbbmckennon, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the report of such firm given their authority as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement, of which this prospectus is a part, on Form S-1 with the SEC relating to this offering. This prospectus, which constitutes a part of the registration statement, does not contain all of the information in the registration statement and the exhibits filed with the registration statement. For further information pertaining to us and our common stock to be sold in this offering, you should refer to the registration statement and its exhibits. References in this prospectus to any of our contracts, agreements or other documents are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contracts, agreements or documents.

We file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information are available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above. Additionally, we will make these filings available, free of charge, on our website at https://living.collabhome.io/ as soon as reasonably practicable after we electronically file such materials with, or furnish them to, the SEC. The information on our website, other than these filings, is not, and should not be, considered part of this prospectus and is not incorporated by reference into this document.

FINANCIAL STATEMENTS

COLLAB Z INC.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE SIX MONTHS ENDED MARCH 31, 2025 AND 2024

COLLAB Z INC.

INDEX TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2025 AND 2024

COLLAB Z INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2025 AND SEPTEMBER 30, 2024

(UNAUDITED)

	March 31,	September 30,
	2025	2024
ASSETS
Current assets:
Cash	$48,725	$105,034
Accounts receivable - related parties	532,194	349,576
Accounts receivable	29,768	160,000
Due from related parties	491,834	2,557,033
Prepaid expenses and other current assets	76,772	34,264
Loan receivable	807,725	-
Total current assets	1,987,018	3,205,907
Deferred offering costs	323,392	-
Investment in joint venture	20,000	-
Intangible assets, net	143,944	151,111
Total assets	$2,474,354	$3,357,018

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued expenses	$368,971	$161,136
Deferred revenue	47,000	40,000
Due to related parties	673,083	1,304,916
Total current liabilities	1,089,054	1,506,052
Line of credit	-	642,854
Future equity obligations	25,000	25,000
Total liabilities	1,114,054	2,173,906

Commitments and contingencies (Note 11)

Common stock subject to possible redemption, $0.001 par value, 10,000 and 0 shares issued and outstanding as of March 31, 2025 and September 30, 2024, respectively	20,000	-

Stockholders' equity:
Preferred stock, $0.001 par value, 10,000,000 shares authorized, 5,000 designated as Series X; 5,000 shares issued and outstanding as of both March 31, 2025 and September 30, 2024	5	5
Common stock, $0.001 par value, 190,000,000 shares authorized, 5,091,391 shares issued and outstanding as of both March 31, 2025 and September 30, 2024	5,092	5,092
Additional paid-in capital	324,713	308,713
Retained earnings	1,010,490	869,302
Total stockholders' equity	1,340,300	1,183,112
Total liabilities, common stock subject to possible redemption and stockholders' equity	$2,474,354	$3,357,018

See accompanying notes to these financial statements.

COLLAB Z INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE SIX MONTHS ENDED MARCH 31, 2025 AND 2024

(UNAUDITED)

	Six Months Ended
	March 31,
	2025	2024

Revenue - related parties	$525,636	$413,749
Revenue	282,549	-
Total revenue	808,185	413,749

Cost of revenue	185,957	76,342
Gross profit	622,228	337,407

Operating expenses:
Sales and marketing	10,248	12,358
General and administrative	466,555	256,796
Total operating expenses	476,803	269,154

Income from operations	145,425	68,253

Other income (expense)
Interest income	17,351	-
Interest expense	(23,006)	-
Other income	1,418	-
Total other income (expense)	(4,237)	-

Provision for income taxes	-	-
Net income	$141,188	$68,253

Weighted average common shares outstanding - basic and diluted	5,092,280	4,550,500
Net income per common share - basic and diluted	$0.03	$0.01

See accompanying notes to these unaudited condensed financial statements.

COLLAB Z INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMMON STOCK SUBJECT TO POSSIBLE REDEMPETION AND STOCKHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED MARCH 31, 2025 AND 2024

(UNAUDITED)

	Common Stock Subject to Possible						Additional	Retained Earnings /	Total
	Redemption		Preferred Stock		Common Stock		Paid-in	(Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit)	Equity
Balances at September 30, 2024	-	$-	5,000	$5	5,091,391	$5,092	$308,713	$869,302	$1,183,112
Contributions	-	-	-	-	-	-	16,000	-	16,000
Shares issued pursuant to investment in joint venture	10,000	20,000	-	-		-	-	-	-
Net income	-	-	-	-	-	-	-	141,188	141,188
Balances at March 31, 2025	10,000	$20,000	5,000	$5	5,091,391	$5,092	$324,713	$1,010,490	$1,340,300

Balances at September 30, 2023	-	$-	5,000	$5	4,550,500	$4,551	$417,398	$(81,118)	$340,836
Contributions	-	-	-	-	-	-	75,000	-	75,000
Distributions	-	-	-	-	-	-	(144,647)	-	(144,647)
Net income	-	-	-	-	-	-	-	68,253	68,253
Balances at March 31, 2024	-	$-	5,000	$5	4,550,500	$4,551	$347,751	$(12,865)	$339,442

See accompanying notes to these unaudited condensed financial statements.

COLLAB Z INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED MARCH 31, 2025 AND 2024

(UNAUDITED)

	Six Months Ended
	March 31,
	2025	2024

Cash flows from operating activities:
Net income	$141,188	$68,253
Adjustments to reconcile net income to net cash used in operating activities:
Amortization	26,667	-
Non-cash equity contributions	16,000	12,000
Changes in operating assets and liabilities:
Accounts receivable - related parties	(182,618)	48,575
Accounts receivable	130,232	-
Prepaid expenses	(42,508)	-
Accounts payable and accrued expenses	32,835	(28,967)
Deferred revenue	7,000	100,000
Net cash provided by operating activities	128,796	199,861
Cash flows from investing activities:
Capitalized software	(19,500)	(80,000)
Due from related parties, net of repayment	2,065,199	(238,445)
Issuance of loan receivable	(1,470,000)	-
Repayments of loan receivable	662,275	-
Net cash provided by (used in) investing activities	1,237,974	(318,445)
Cash flows from financing activities:
Due to related parties, net of repayment	(631,833)	246,433
Proceeds from line of credit	1,300,000	-
Repayments of line of credit	(1,942,854)	-
Deferred offering costs	(148,392)	-
Contributions	-	63,000
Distributions	-	(144,647)
Net cash provided by (used in) financing activities	(1,423,079)	164,786
Net change in cash	(56,309)	46,202
Cash at beginning of period	105,034	15,913
Cash at end of period	$48,725	$62,115

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-
Cash paid for interest	$22,352	$-

Supplemental disclosure of non-cash investing and financing activities:
Shares issued pursuant to investment in joint venture	$20,000	$-
Deferred offering costs included in accrued expenses	$175,000	$-

See accompanying notes to these unaudited condensed financial statements.

COLLAB Z INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 1 – NATURE OF OPERATIONS

Collab Z Inc. (the “Company”) was formed on May 11, 2024 in the State of Nevada for the purpose of reorganizing and becoming the holding company for Collab CA LLC (“Collab CA”), a California limited liability company.

In December 2024, Collab CA became a direct, wholly owned subsidiary of the Company as a result of the closing of the Reorganization Agreement and Plan of Share Exchange dated December 30, 2024 (the “Reorganization Agreement” or “Reorganization”). Pursuant to the Reorganization Agreement, the sole member of Collab CA exchanged 100% of its member interests for 4,550,500 shares of the Company’s common stock. As a result, the member of Collab CA became a shareholder of the Company and Collab CA became a direct, wholly owned subsidiary of the Company. Prior to the Reorganization, the sole member was given 5,000 shares of preferred stock giving the sole member direct and complete voting control of Collab Z since its inception.

The Reorganization is being accounted for as a reorganization of entities under common control by a control group. The accompanying financial statements have been presented to retroactively present the effect of the Reorganization. See Note 3 for further detail.

Collab CA is the main operating subsidiary engaged in various real estate services, including property management, construction and renovation management, as well EB-5 immigration investor services. Collab Z Inc., and its subsidiary, Collab CA, operate in the PropTech industry. The Company aims to transform property management by integrating community involvement and artificial intelligence to directly connect tenants with management tasks, eliminating intermediaries and enhancing efficiency.

The Company’s headquarters are located in Berkeley, California.

NOTE 2 – GOING CONCERN

The accompanying unaudited condensed consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company had $48,725 in cash as of March 31, 2025 and $491,834 in amounts due from related parties. The Company is heavily reliant on related parties as its primary revenue and cash flow source, and it has historically generated revenues from sources that may not be recurring.

The Company is early-stage, and expects to incur significant costs to expand its operations and conduct its business plan; which may result in future losses if it cannot effectively market its products and achieve market acceptance.

Management’s Plans

Management believes substantial doubt has been alleviated based on the following:

The net accounts receivable, due to and from related parties balances at March 31, 2025, which have been or are expected to be fully collected and paid, provide for a net positive effect to cash of approximately $0.35 million. These funds are expected to provide the Company with operating capital sufficient to cover basic operations. The loan receivable balance at March 31, 2025, is expected to be fully collected, providing a positive effect of cash of approximately $0.8 million. In addition, the Company is seeking to raise capital via an equity offering. In the event the Company does not complete an offering, the Company expects to seek additional funding through private equity, debt and/or related party financings. The Company may not be able to obtain financing on acceptable terms, or at all.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The unaudited condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The unaudited condensed consolidated financial statements included herein comprise the consolidated results of the Company and its subsidiaries and all intercompany transactions have been eliminated.

The unaudited condensed consolidated financial statements represent a) the historical operations of Collab CA, which was formed on November 25, 2019, b) the historical operations of Collab Living LLC (“Collab Living”), a Delaware limited liability company formed on May 15, 2023, c) the initial capital structure of Collab Z, which was completed upon the Reorganization (see Note 1), and d) the results of Collab Z, which solely consisted of the issuance of shares (see Note 8).

In accordance with ASC 805-50-15-6, the Company determined that the share exchange was a reorganization of entities under common control. Collab Z and Collab CA maintained common control for the entire period for which the financial statements are presented through the Reorganization. The Company concluded that the entities were under common control via common ownership and common management. Specifically, the founder and former managing member of Collab CA is the founder and former Chairman of the Company and along with the YRQ Trust for which the trustees and beneficiaries are immediate family members, make up a control group that held voting and management control of Collab CA and the Company prior to and after the Reorganization..

Therefore, in accordance with ASC 250-10-45 and ASC 805-50-45, the financial statements require retrospective consolidation of the entities for all periods presented. The financial statements for the periods ended March 31, 2025 and 2024 are prepared on a consolidated basis, which includes Collab CA and Collab Living.

Principles of Consolidation

The Company evaluates its relationships with other entities to identify whether they are variable interest entities (“VIE”) as defined by Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 810, Consolidation (“ASC 810”), and to assess whether it is the primary beneficiary of such entities. If the determination is made that the Company is the primary beneficiary, then that entity is consolidated. The Company evaluated whether it was the primary beneficiary with its various related party entities it transacts with, and determined it is not the primary beneficiary of any entities.

Collab Living is 50% owned by Collab CA, and it was determined that Collab CA was the primary beneficiary in 2024 and 2025. Per ASC 810-10-50, the Company concluded that Collab CA was the primary beneficiary via its obligation to absorb losses (i.e. non-substantive voting rights) and its power to direct activities that most significantly impact Collab Living’s economic performance. Historically, Collab CA has funded the operations of Collab Living and Collab CA’s management has directed all Collab Living’s activities.

In accordance with ASC 810-10-45-25, Collab Living’s results are consolidated within the Company’s financial statements.

The separate assets, liabilities and results of operations of Collab Living are immaterial. Furthermore, the balance of non-controlling interests was nominal as of March 31, 2025 and 2024.

Unaudited Interim Financial Information

The unaudited interim consolidated financial statements and related notes have been prepared in accordance with U.S. GAAP for interim financial information, within the rules and regulations of the SEC. Certain information and disclosures normally included in the annual consolidated financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. The unaudited interim financial statements have been prepared on a basis consistent with the audited financial statements and in the opinion of management, reflect all adjustments, consisting of only normal recurring adjustments, necessary for the fair presentation of the results for the interim periods presented and of the financial condition as of the date of the interim balance sheet. The financial data and the other information disclosed in these notes to the interim financial statements related to the six-month periods are unaudited. Unaudited interim results are not necessarily indicative of the results for the full fiscal year.

The accompanying unaudited interim consolidated financial statements should be read in conjunction with the Company’s audited financial statements and the notes thereto for the year ended September 30, 2024 included in the accompanying registration statement.

Use of Estimates

The preparation of the Company’s unaudited condensed consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the unaudited condensed financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these unaudited condensed financial statements include, but are not limited to valuation of common stock. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties including, but not limited to, the need for protection of proprietary technology, dependence on key personnel, costs of services provided by third parties and limited operating history with third parties.

Cash and Cash Equivalents

The Company considers all highly liquid operating instruments with an original maturity of three months or less to be cash equivalents.

Concentration of Credit Risk

The Company’s cash and cash equivalents are held at major financial institutions. There is a concentration of credit risk related to certain account balances in excess of the Federal Deposit Insurance Corporation insurance limit of $250,000 per account. The Company regularly monitors the financial stability of these financial institutions. At times the Company may hold amounts in excess of insured amounts.

Deferred Offering Costs

The Company complies with the requirements of Accounting Standards Codification (“ASC”) 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to additional paid-in capital or as a discount to debt, as applicable, upon the completion of an offering or to expense if the offering is not completed. As of March 31, 2025, the Company has $323,392 in capitalized deferred offering costs.

Investment in Joint Venture

In March and April 2025, the Company entered into five separate limited liability company agreements (collectively, the “Joint Venture Agreements”) with five unaffiliated entities to form joint venture companies in Nevada, wherein the Company holds a 40% ownership stake in each joint venture company. For four of the five joint venture agreements, the Company issued 10,000 shares for each joint venture entity, which were valued at $20,000 based on a fair value of $2.00 per share, as part of the capital funding for the joint venture. For the remaining agreement, the Company issued 20,000 shares for the joint venture entity, which were valued at $40,000 based on a fair value of $2.00 per share, as part of the capital funding for the joint venture. Each joint venture was established to pursue property management and related real estate activities in specific local markets using our community-based property management platform. These entities operate independently and are owned jointly by us and our respective joint venture partners. As of March 31, 2025, only one of the five joint venture agreements was in effect.

The Company holds an investment in a joint venture accounted for under the equity method in accordance with ASC 323, Investments—Equity Method and Joint Ventures. As of March 31, 2025, the carrying value of the investment was $20,000. The Company exercises significant influence over the joint venture but does not have a controlling interest. The investment was initially recognized at cost and will be subsequently adjusted for the Company's proportionate share of the joint venture's net income or loss and other comprehensive income. The carrying amount of the investment is assessed for impairment in accordance with ASC 323-10-35 when indicators of a loss in value are present.

The Company evaluated the joint venture agreement under ASC 810 and determined it was not the primary beneficiary. As such, the Company accounted for the investment under ASC 323 as noted above.

As of March 31, 2025, the joint venture had not yet commenced operations.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

●	Level 1—Quoted prices in active markets for identical assets or liabilities.

●	Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

●	Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying values of the Company’s assets and liabilities approximate their fair values. See Note 5 for fair value measurement disclosures.

Related Parties

Related parties are any entities or individuals that, through employment, ownership or other means, possess the ability to direct or cause the direction of the management and policies of the Company. The Company discloses related party transactions that are outside of normal compensatory agreements, such as salaries. The Company follows ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

Revenue Recognition

The Company recognizes revenue from services in accordance with FASB ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”). Under ASC 606, the Company recognizes revenue when or as the Company’s performance obligations are satisfied by transferring control of the promised services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those services. To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the Company performs the following five steps as prescribed by ASC 606:

(i)	identify the contract(s) with a customer;

(ii)	identify the performance obligations in the contract;

(iii)	determine the transaction price;

(iv)	allocate the transaction price to the performance obligations in the contract; and

(v)	recognize revenue when (or as) the entity satisfies performance obligations.

The Company only applies the five-step model to contracts when it is probable that it will collect substantially all the consideration it is entitled to in exchange for the goods or services it transfers to the customer. At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses the goods or services promised within each contract and determine those that are performance obligations and assess whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied. The Company has applied ASC 606 on a portfolio basis. The Company has elected the practical expedients, allowing the recognition of incremental costs of obtaining a contract as an expense when incurred, and not adjust the transaction price for the effects of a significant financing component if, at contract inception, the period between customer payment and the transfer of goods or services is expected to be one year or less.

The Company generates revenue through the following streams:

Property Management

The Company provides property management services for rental properties that include various elements based on the underlying contractual agreement. The Company earns a fixed percentage of monthly lease income. This revenue is recognized on an ongoing, monthly basis. The Company earns additional fees based on a fixed percentage of property-related expenses such as repairs and maintenance at the time the underlying costs are incurred. The Company, at times, is also eligible to earn commissions on the first month of a new lease agreement. Certain managed properties include a profit share arrangement based on guaranteed rental income whereby the Company shares in the excess rental income over the guaranteed amounts. No losses have been incurred based on these guarantees. The Company recognizes this revenue at the point in time the excess rental income is known.

Development and Construction Management

The Company provides services consisting of the oversight of property development and construction projects, including budget monitoring and timeline management. Development fees are recognized on an ongoing monthly basis through the completion of the service period.

Procurement

The Company facilitates procurement of materials and supplies for construction projects as well as provides related services for design of procured goods. Procurement fees related to ordered goods are recognized at a point in time upon the completion of the procurement service, which is shipment of the related materials. Revenue for design services are recognized at point in time when the related services are complete.

Renovation Management

Renovation management services include assisting in the acquisition, renovation, and disposition of properties. Renovation fees are recognized on an ongoing, monthly basis through the completion of the service period, which is based on the time elapsed of the renovation project. The Company also earns renovation service fees, which are recognized over time as the project progresses based on the actual costs incurred of the underlying renovation project. Acquisition fees are recognized at a point in time after the acquisition of the property.

EB-5 Immigration Investor Services

The Company identifies EB-5 immigration investment projects and assists investors with project identification, assistance and support during the project application process. Fees are recognized at a point in time upon the fulfillment of the EB-5 service obligations, which is when the EB-5 application package has been submitted. Payments are billed in two tranches, and any deferred revenue is recognized once performance obligations are met.

Consulting Services

The Company provides consulting services to third parties that are defined by service agreements. Consulting services may include terms whereby there are a set of deliverables required for which revenue will be recognized at a point in time when the deliverables are satisfied, or may relate to services that are performed periodically and recognized over time. Each contract is assessed for performance obligations. There is generally no right of return or refund related to these services.

During the six months ended March 31, 2025, the Company earned $200,000 related to a point-in-time contract, which included requirements for the Company to provide property management advisory services to customers. The fees were due upfront and recognized upon the completion of the performance obligations. During the six months ended March 31, 2025, the Company maintained other contracts related to EB5 and project funding consulting whereby services are rendered over a contractual period. Payments under these services are due at the beginning of each month for the upcoming months’ service period.

Each revenue source above is a different type of service being performed, and distinct from the other performance obligations.

Disaggregation of Revenue

A disaggregation of revenue for the six months ended March 31, 2025 and 2024 is as follows:

	For the six months ended
	March 31,
	2025	2024
Property management	$357,414	$271,634
Development and construction management	119,514	28,500
Procurement	48,708	15,000
Renovation management	-	98,615
Revenue - related parties	525,636	413,749

Consulting income	270,000	-
Property management-third party	12,549	-
Revenue	282,549	-
Total revenue	$808,185	$413,749

Deferred revenue primarily represents customer billings on EB-5 contracts for services not yet rendered or procurement services where shipment of goods has not occurred. EB-5 services generally require several months between the time of agreement with the customer and the completion of performance obligations. As of March 31, 2025 and September 30, 2024, the Company has deferred revenue of $47,000 and $40,000, respectively.

Cost of Revenue

Cost of revenue includes operations personnel supporting the Company’s real estate services, specifically those personnel who work directly on property management as well as development, construction, renovation and EB-5 projects. Cost of revenue also includes software costs incurred to maintain the Company’s property management system, as well as amortization of capitalized software costs.

Concentrations

During the six months ended March 31, 2025 and 2024, 65% and 100% of the Company’s revenues were with related party properties under common control and management, respectively.

During the six months ended March 31, 2025, three related party properties accounted 16%, 13% and 12% of the Company’s total revenues, respectively. During the six months ended March 31, 2024, six related party properties accounted for an aggregate of 82% of the Company’s total revenues, each ranging between 10-20% of revenues, respectively.

As of March 31, 2025 and September 30, 2024, 95% and 69% of the Company’s accounts receivable were with related party properties under common control and management. As of March 31, 2025, four related party properties accounted for 79% of the Company’s total receivables. As of September 30, 2024, four related party properties accounted for 63% of the Company’s total receivables, and EB-5 customers accounted for 31% of total receivables.

To date the Company has been highly dependent on related party customers as its primary source of revenue and cash flows from operations. The Company may be negatively affected by the loss of one of these customers, or a change in the related party relationship.

Common Stock Subject to Possible Redemption

The Company accounts for its shares of common stock subject to possible redemption in accordance with the guidance enumerated in ASC 480. Shares subject to mandatory redemption are classified as a liability instrument and is measured at fair value. Conditionally redeemable common shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control are classified as temporary equity. At all other times, common shares classified as stockholders’ equity. The shares of common stock issued pursuant to the Joint Venture Agreements (see above and Note 8) feature certain redemption rights subject to the occurrence of uncertain future events, including the Company’s contemplated future public offering, and therefore are classified within temporary or mezzanine equity.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, Compensation – Stock Compensation. The Company measures all stock-based awards granted to employees, directors and non-employee consultants based on the fair value on the date of the grant and recognizes compensation expense for those awards over the requisite service period, which is generally the vesting period of the respective award. For awards with service-based vesting conditions, the Company records the expense for using the straight-line method. For awards with performance-based vesting conditions, the Company records the expense if and when the Company concludes that it is probable that the performance condition will be achieved.

The Company classifies stock-based compensation expense in its statement of operations in the same manner in which the award recipient’s costs are classified.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company was a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company’s stock options has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. Forfeitures are recognized as they occur. Determining the appropriate fair value of stock-based awards requires the input of assumptions.

The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

Net Income per Share

Net earnings per share is computed by dividing net income by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As of March 31, 2025 and September 30, 2024, there were an indeterminable number of shares that were potentially dilutive based on the Company’s outstanding future equity obligations for which conversion is contingent on a future event (see Note 8). As of March 31, 2025, diluted securities included options outstanding (see Note 9). Weighted average shares outstanding includes the 10,000 shares of common stock issued in March 2025 which are subject to possible redemption.

Segment Reporting

In accordance with ASC 280, Segment Reporting (“ASC 280”), we identify our operating segments according to how our business activities are managed and evaluated. ASC 280 establishes standards for companies to report financial statement information about operating segments, products, services, geographic areas, and major customers. Operating segments are defined as components of an enterprise for which separate financial information is available that is regularly evaluated by the Company’s chief operating decision maker (“CODM”), or group, in deciding how to allocate resources and assess performance.

The CODM has been identified as the Chief Executive Officer, who reviews the operating results for the Company as a whole to make decisions about allocating resources and assessing financial performance. Accordingly, management has determined that the Company only has one operating and reportable segment.

The key measures of segment profit or loss reviewed by our CODM are revenue and operating costs. These metrics are reviewed and monitored by the CODM to manage and forecast cash. The CODM also reviews operating costs to manage, maintain and enforce all contractual agreements to ensure costs are aligned with all agreements and budget.

Recently Issued and Adopted Accounting Pronouncements

In November 2023, the FASB issued Accounting Standards Update (“ASU”) 2023-07 Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The new guidance requires enhanced disclosure of significant expenses that are regularly reported to the chief operating decision maker and the nature of segment expense information used to manage operations. The new guidance is effective for all public companies for annual reporting periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company adopted ASU 2023-07 on January 1, 2025.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying unaudited condensed financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 4 – LOAN RECEIVABLE

In November 2024, the Company loaned $170,000 to a third party. The loan is unsecured, payable on demand and bears interest at a rate of 6.5% per annum commencing December 24, 2024.

In December 2024, the Company loaned an additional $1,300,000 to the same third party. The loan is unsecured, due on February 20, 2025, and bore interest at a rate of 8% per annum commencing January 4, 2025. In January 2025, the parties amended the agreement for the loan to be payable on demand and an interest rate of 6.5% per annum.

During the six months ended March 31, 2025, the Company recognized interest income of $17,351 on the respective loans.

During the six months ended March 31, 2025, the Company received repayments totaling $662,275. As of March 31, 2025 and September 30, 2024, the outstanding loan receivable balance was $807,725 and $0, respectively.

NOTE 5 – FAIR VALUE MEASUREMENTS

The Company’s financial assets and liabilities subject to fair value measurements on a recurring basis and the level of inputs used for such measurements were as follows:

	Fair Value Measurements as of March 31, 2025 Using:
	Level 1	Level 2	Level 3	Total
Liabilities:	$-	$-	$25,000	$25,000
Future equity obligations	$-	$-	$25,000	$25,000

	Fair Value Measurements as of September 30, 2024 Using:
	Level 1	Level 2	Level 3	Total
Liabilities:	$-	$-	$25,000	$25,000
Future equity obligations	$-	$-	$25,000	$25,000

The Company measures the simple agreements for future equity at fair value based on significant inputs not observable in the market, which causes it to be classified as a Level 3 measurement within the fair value hierarchy. The valuation of the future equity obligations uses assumptions and estimates the Company believes would be made by a market participant in making the same valuation. The Company assesses these assumptions and estimates on an on-going basis as additional data impacting the assumptions and estimates are obtained. Changes in the fair value of the simple agreements for future equity related to updated assumptions and estimates are recognized within the statements of operations.

The simple agreements for future equity may change significantly as additional data is obtained, impacting the Company’s assumptions regarding probabilities of outcomes used to estimate the fair value of the liability. In evaluating this information, considerable judgment is required to interpret the data used to develop the assumptions and estimates. The estimates of fair value may not be indicative of the amounts that could be realized in a current market exchange. Accordingly, the use of different market assumptions and/or different valuation techniques may have a material effect on the estimated fair value amounts, and such changes could materially impact the Company’s results of operations in future periods.

The Company utilized a probability-weighted average approach based on the estimated market value of the underlying securities and the potential settlement outcomes of the simple agreements for future equity, including a liquidity event or future equity financing as well as other settlement alternatives. Both the market value of the underlying securities and the probability of the settlement outcomes include unobservable Level 3 inputs.

As of March 31, 2025 and September 30, 2024, the Company assumed an 50% probability of a liquidity event as the primary ultimate settlement outcome of the future equity obligations. Based on the Company’s estimates regarding the probability of the triggering events and the Company’s valuation, management determined the fair value of the SAFEs were representative of the face value as of March 31, 2025 and September 30, 2024.

For the months ended March 31, 2025, there was no change in the fair value of the SAFEs.

NOTE 6 – INTANGIBLE ASSETS, NET

As of March 31, 2025 and September 30, 2024, intangible assets, net consisted of:

	March 31,	September 30,
	2025	2024
Software development - property management system	$160,000	$160,000
Internally developed application	19,500	-
Less: Accumulated amortization	(35,556)	(8,889)
Intangible assets, net	$143,944	$151,111

Amortization expense for the six months ended March 31, 2025 and 2024, were $26,667 and $0, respectively, which is included in costs of revenue in the unaudited condensed consolidated statements of operations.

NOTE 7 – DEBT

Revolving Line of Credit

On March 14, 2024, the Company entered into a revolving line of credit agreement with East West Bank for a principal amount of up to $2,000,000. The loan matures on March 14, 2026, is secured by an assignment of a deposit account held by Collab CA’s sole member, YRQ Irrevocable Trust, and is intended exclusively for business operations. The loan has a variable interest rate based on the interest rate of the collateral’s certificate of deposit plus 1.5%. The initial rate is set at 5.905%. The loan request monthly interest payments, and full repayment of principal and accrued interest due at maturity.

During the six months ended March 31, 2025, the Company borrowed an aggregate of $1,300,000, which was used to provide a loan to a third party (see Note 4). On February 4, 2025, the Company paid off the line of credit with the funds from the collection of the Company’s due from related parties and receivables.

Future Equity Obligations

In April 2023, the Company entered into a SAFE agreement for proceeds of $25,000. The SAFE has a valuation cap of $50,000,000 and a discount of 25%, which will be applied to the valuation of the Company at the time of the triggering event in order to calculate the price per share for the investor.

The SAFE will convert into equity upon the occurrence of a future qualified financing round of at least $10,000,000 or another triggering event, including the event of a merger, acquisition or initial public offering (“IPO”).

As of March 31, 2025 and September 30, 2024, the fair value of SAFEs was $25,000 and $25,000, respectively. See Note 5 for fair value disclosures.

NOTE 8 – STOCKHOLDERS’ EQUITY

The total number of shares of stock which the Company is authorized to issue is 200,000,000 shares, consisting of 190,000,000 shares of common stock, $0.001 par value per share, and 10,000,000 shares of preferred stock, $0.001 par value per share. Of the 10,000,000 authorized shares of preferred stock, 5,000 shares were designated as Series X preferred stock.

In October 2024, the Company issued 5,000 shares of Series X preferred stock to Collab CA’s sole member. In December 2024, pursuant to the Reorganization Agreement, the member of Collab CA exchanged 100% of its membership interests for 4,550,500 shares of the Company’s common stock. Both the issuance of Series X preferred stock and the issuance of common shares pursuant to the share exchange were conducted with YRQ Irrevocable Trust (“YRQ”), Collab CA’s sole member. These series of transactions are considered together as part of the Reorganization.

Preferred Stock

Each share of Series X preferred stock is entitled to 1,000 votes. The holders of shares of Series X preferred stock are entitled to vote on all matters on which the Company’s common stock shall be entitled to vote.

The holders of the Series X preferred stock are not entitled to dividends.

The holders of the Series X preferred stock shall not be entitled to any liquidation preference and the shares are not subject to redemption. Upon the event of liquidation, dissolution or winding up of the Company, voluntary or involuntary, the holders of Series X preferred stock would be entitled to receive the initial stated value of the Company’s preferred stock.

The holders of the shares of Series X preferred stock shall not have any rights to convert such shares into, or exchange such shares for, shares of any other series or class of capital stock of the Company.

Common Stock

Each share of common stock entitles its holder to one vote per share on all matters to be voted or consented upon by the stockholders. Holders of our common stock are not entitled to cumulative voting rights with respect to the election of directors.

Holders of common stock are entitled to receive ratably such dividends or other distributions, if any, as may be declared by the Board out of funds legally available.

In the event of the liquidation, dissolution or winding up of our business, the holders of common stock are entitled to share ratably in the assets available for distribution after the payment of all of debts and other liabilities, subject to the prior rights of the holders of the Company’s preferred stock.

Collab CA Equity Transactions

During the six months ended March 31, 2025, the Company’s related party made contributions of $16,000, all consisting of non-cash in-kind services. During the six months ended March 31, 2024, the Company’s sole member made contributions of $75,000, including cash contribution of $63,000 and in-kind services of $12,000. During the six months ended March 31, 2024, the Company had $144,647 in distributions, all consisting of cash.

The additions and contributions of Collab CA have been reflected in additional-paid in capital.

Collab Z Equity Transactions

In September 2024, the Company issued 540,891 shares to employees and consultants for services performed. The Company determined a fair value per share of $0.26 using a market-based approach whereby management identified public market comparable companies and applied a revenue multiple based on the average observed. Management then applied a discount for lack of marketability and minority interest. The total fair value was $140,632.

The assumptions in estimating the fair value of common stock include the identification of comparable companies, and appropriate discounts based on the facts and circumstances. These estimates are highly subjective. Management will be required to estimate fair value, until such point in time that the Company had observable transactions or its shares are become quoted on an exchange.

In March 2025, the Company acquired a 40% interest in a joint venture through the issue of 10,000 shares for a total consideration of $20,000, representing the fair value of the investment at the acquisition date of $2.00 per share. In the event that the Company fails to consummate an initial public offering of its securities (the “Collab IPO”) on or prior to December 31, 2026 (the “Collab IPO Deadline”):

(a)	The joint venture partner shall have the option to:

(i)	Surrender all securities of the Company purchased pursuant to an equity sale; and

(ii)	Receive in exchange for such surrendered securities Collab’s member interests.

(iii)	The Company shall pay the joint venture partner an amount equal to the total capital contributions made by the joint venture partner as of the option exercise date minus the total distributions received by the joint venture partner as of the option exercise date.

(b)	The Company shall have the option to:

(i)	Surrender all its member’s interests; and

(ii)	Receive in exchange for such surrendered interests the securities of its member purchased pursuant to an equity sale.

(iii)	The Company shall pay the joint venture partner an amount equal to the total capital contributions made by the joint venture partner as of the option exercise date minus the total distributions received by the joint venture partner as of the option exercise date.

(c)	In the event that both the joint venture and the Company elect to exercise their respective options concurrently, the Company’s right to exercise shall take precedence.

The shares issued pursuant to the Joint Venture Agreement were determined to contain certain redemption rights and subject to the occurrence of uncertain future events (the Collab IPO) pursuant to ASC 480, and therefore the value of $20,000 was included within temporary equity on the consolidated balance sheet.

NOTE 9 – STOCK-BASED COMPENSATION

Collab Z Inc. 2025 Equity Incentive Plan

The 2025 Equity Incentive Plan (the “2025 Plan”) permits the grant of awards, which provides for the grant of shares of stock options to employees, non-employee directors, and non-employee consultants. The number of shares authorized by the 2025 Plan was 763,708 shares as of March 31, 2025. The option exercise price generally may not be less than the underlying stock’s fair market value at the date of the grant and generally have a term of ten years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award. As of March 31, 2025, there were 273,208 shares available for grant under the 2025 Plan. Stock options granted under the 2025 Plan typically vest over a four-year period, with a one-year cliff as well as via specified milestones.

A summary of information related to stock options for the six months ended March 31, 2025 ais as follows:

	Options	Weighted Average Exercise Price	Intrinsic Value
Outstanding as of September 30, 2024	-	$-	$-
Granted	490,500	2.00	-
Exercised	-	-	-
Forfeited	-	-
Outstanding as of March 31, 2025	490,500	$2.00	$-

Exercisable as of March 31, 2025	-	$-	$-
Exercisable and expected to vest at of March 31, 2025	-	$-	$-

As of March 31, 2025, the weighted average duration to expiration of outstanding options was 9.95 years.

No stock-based compensation expense for stock options was recognized for the six months ended March 31, 2025 and 2024, respectively, due to the granted options containing vesting conditions that are contingent upon a IPO. Total unrecognized compensation cost related to non-vested stock option awards amounted to approximately $531,626 as of March 31, 2025, which will be recognized over a weighted average period of 2.91 years once the contingent vesting condition is met.

The stock options were valued using the Black-Scholes pricing model using the range of inputs as indicated below:

	Six Months Ended
	March 31,
	2025	2024
Risk-free interest rate	4.09% - 4.15%	n/a
Expected term (in years)	5.50-6.08	n/a
Expected volatility	53.1%	n/a
Expected dividend yield	0%	n/a

The weighted average grant date fair value of options granted during six months ended March 31, 2025 was $1.08.

NOTE 10 – RELATED PARTY TRANSACTIONS

Revenue and Accounts Receivable

During the six months ended March 31, 2025 and 2024, the Company earned revenues of $525,636 and $413,749, respectively, from related parties. As of March 31, 2025 and September 30, 2024, the Company had accounts receivable of $532,194 and $349,576, respectively, with related parties.

These related parties are primarily properties for which the Company provides various real estate services, including property management, construction and development management, and renovation services. To date, the Company has also provided or received certain advances from these properties outside the normal revenue generating services, as noted below.

Due From / To Related Parties

Due from related parties includes a) cash advances made and b) expenses and other costs paid for on behalf of related parties. Due to related parties includes cash advances received from various related parties. The Company enters into these transactions based on the current working capital needs of the Company and these related entities. These advances are unsecured, due on demand and non-interest bearing.

The following is a summary of due from / to related parties:

	March 31,	September 30,
	2025	2024
Customer properties with common control and management*	$64,778	$139,416
Entities with common control and management*	427,056	157,767
YRQ Irrevocable Trust	-	2,259,850
Due from related parties	$491,834	$2,557,033

Customer properties with common control and management*	$673,083	$1,174,916
Family member of former Chairman	-	130,000
Due to related parties	$673,083	$1,304,916

*	The Company or its subsidiaries have no ownership in the customer properties or related party entities as per the amounts above. To date, Collab CA has shared common control and management with these entities.

YRQ Irrevocable Trust

During the six months ended March 31, 2025, the Company advanced $64,970 to YRQ Irrevocable Trust (“YRQ”) in order to provide working capital to the Company’s related entities, and YRQ repaid $2,324,820 to the Company. These advances are unsecured, due on demand and non-interest bearing.

As of March 31, 2025, YRQ has paid the advance all in full and there was no balance outstanding.

In 2024, YRQ, as part of a control group that maintained control over Collab CA, became the sole member of Collab CA on August 21, 2024. Upon the Reorganization, YRQ received 4,550,500 shares of the Company’s common stock and 5,000 shares of the Company’s Series X preferred stock.

NOTE 11 – COMMITMENTS AND CONTINGENCIES

Minimum Rental Guarantee

The Company has a minimum rental guarantee for certain related party managed properties whereby the Company will pay the difference between the collected rent and the minimum rent guarantee. These guarantees require the Company to ensure a specified minimum gross revenue each month. Should the properties' gross revenues fall below these thresholds, the Company is required to compensate for the shortfall. The maximum potential amount of future payments under these guarantees is estimated based on historical occupancy rates and market trends to project potential future shortfalls. The minimum rent guarantee thresholds are calculated annually based on the local market occupancy rates and prevailing market rental rates. The minimum rent guarantee terms are stipulated to last for the duration of the property management agreements unless terminated by either party or amended by mutual agreement. These agreements can be terminated by either party by providing 30 days’ notice.

As of the issuance date of these unaudited condensed consolidated financial statements, the maximum potential rental guarantees were approximately $102,000 per month. Since entering into these terms, the Company has achieved occupancy rates at all properties at or above market rental rates. As such, there have been no shortfall payments incurred by Collab to date.

Contingencies

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

In May 2025, the Company settled a legal matter with a former consultant pursuant to potential severance in the event of termination without cause in connection with the at-will consultancy agreement, which was terminated in September 2023. The parties reached a mutual agreement to settle the matter for a total of $80,000 on May 14, 2025. The amount was included within accounts payable and accrued expenses on the consolidated balance sheet as of March 31, 2025.

NOTE 12 – SUBSEQUENT EVENTS

In April 2025, the Company issued an aggregate of 50,000 shares of common stock pursuant to four Joint Venture Agreements.

In May 2025, the Company issued 97,475 options to purchase common stock at an exercise price of $2.50 per share.

In May 2025, the Company issued 75,000 shares of Series B Preferred Stock to one accredited investor for an aggregate purchase price of $300,000. The Company is authorized to issue up to 1,250,000 shares of Series B Preferred Stock with a stated value of $4.00 per share pursuant to its Certificate of Designation filed with the Secretary of State of Nevada. Shares of Series B Preferred Stock are automatically convertible into common stock at 70% of a qualified offering price.

See Note 11 for settlement of legal matter.

FINANCIAL STATEMENTS

COLLAB Z INC.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED SEPTEMBER 30, 2024 AND 2023

COLLAB Z INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2024 AND 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Stockholders of Collab Z, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Collab Z, Inc. and subsidiaries (collectively the “Company”) as of September 30, 2024, and 2023, the related consolidated statements of operations, stockholders’ equity, and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2024 and 2023, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform an audit of internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ dbbmckennon

Newport Beach, California

January 21, 2025

We have served as the Company’s auditor since 2024.

COLLAB Z INC.

CONSOLIDATED BALANCE SHEETS

SEPTEMBER 30, 2024 AND 2023

	September 30,
	2024	2023
ASSETS
Current assets:
Cash	$105,034	$15,913
Accounts receivable - related parties	349,576	631,904
Accounts receivable	160,000	-
Due from related parties	2,557,033	97,356
Prepaid expenses	34,264	-
Total current assets	3,205,907	745,173
Intangible assets, net	151,111	-
Total assets	$3,357,018	$745,173

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued expenses	$161,136	$95,221
Deferred revenue	40,000	60,000
Due to related parties	1,304,916	224,116
Total current liabilities	1,506,052	379,337
Line of credit	642,854	-
Future equity obligations	25,000	25,000
Total liabilities	2,173,906	404,337

Commitments and contingencies (Note 9)

Stockholders’ equity:
Preferred stock, $0.001 par value, 10,000,000 shares authorized, 5,000 designated as Series X; 5,000 shares issued and outstanding as of both September 30, 2024 and 2023	5	5
Common stock, $0.001 par value, 190,000,000 shares authorized, 5,091,391 and 4,550,500 shares issued and outstanding as of both September 30, 2024 and 2023	5,092	4,551
Additional paid-in capital	308,713	417,398
Retained earnings (accumulated deficit)	869,302	(81,118)
Total stockholders’ equity	1,183,112	340,836
Total liabilities and stockholders’ equity	$3,357,018	$745,173

See accompanying notes to these financial statements.

COLLAB Z INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED SEPTEMBER 30, 2024 AND 2023

	Year Ended September 30,
	2024	2023

Revenue - related parties	$1,163,585	$633,847
Revenue	690,000	-
Total revenue	1,853,585	633,847

Cost of revenue	219,283	202,072
Gross profit	1,634,302	431,775

Operating expenses:
Sales and marketing	47,874	55,451
General and administrative	622,401	281,416
Total operating expenses	670,275	336,867

Income from operations	964,027	94,908

Other expense:
Interest expense	(13,607)	(80)
Total other expense	(13,607)	(80)

Provision for income taxes	-	-
Net income	$950,420	$94,828

Weighted average common shares outstanding - basic and diluted	4,571,247	4,550,500
Net income per common share - basic and diluted	$0.21	$0.02

See accompanying notes to these financial statements.

COLLAB Z INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED SEPTEMBER 30, 2024 AND 2023

					Additional	Retained Earnings /	Total
	Preferred Stock		Common Stock		Paid-in	(Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Deficit)	Equity
Balances at September 30, 2022	5,000	$5	4,550,500	$4,551	$208,715	$(175,946)	$37,325
Contributions	-	-	-	-	516,000	-	516,000
Distributions	-	-	-	-	(307,317)	-	(307,317)
Net income	-	-	-	-	-	94,828	94,828
Balances at September 30, 2023	5,000	5	4,550,500	4,551	417,398	(81,118)	340,836
Shares issued for services			540,891	541	140,091	-	140,632
Contributions	-	-	-	-	192,435	-	192,435
Distributions	-	-	-	-	(441,211)	-	(441,211)
Net income	-	-	-	-	-	950,420	950,420
Balances at September 30, 2024	5,000	$5	5,091,391	$5,092	$308,713	$869,302	$1,183,112

See accompanying notes to these financial statements.

COLLAB Z INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED SEPTEMBER 30, 2024 AND 2023

	Year Ended
	September 30,
	2024	2023

Cash flows from operating activities:
Net income	$950,420	$94,828
Adjustments to reconcile net income to net cash used in operating activities:
Amortization	8,889	-
Shares issued for services	140,632	-
Non-cash equity contributions	24,000	50,000
Changes in operating assets and liabilities:
Accounts receivable - related parties	282,328	(520,209)
Accounts receivable	(160,000)	-
Prepaid expenses	(34,264)	932
Accounts payable and accrued expenses	65,915	(98,724)
Deferred revenue	(20,000)	60,000
Net cash provided by (used in) operating activities	1,257,920	(413,173)
Cash flows from investing activities:
Due from related parties, net of repayment	(2,459,677)	618,783
Capitalized software development	(160,000)	-
Net cash provided by (used in) investing activities	(2,619,677)	618,783
Cash flows from financing activities:
Due to related parties, net of repayment	1,080,800	(163,039)
Proceeds from line of credit	2,442,854	-
Repayments of line of credit	(1,800,000)	-
Proceeds from SAFE	-	25,000
Contributions	168,435	52,000
Distributions	(441,211)	(121,652)
Net cash provided by (used in) financing activities	1,450,878	(207,691)
Net change in cash	89,121	(2,081)
Cash at beginning of year	15,913	17,994
Cash at end of year	$105,034	$15,913

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-
Cash paid for interest	$13,624	$-

Supplemental disclosure of non-cash investing and financing activities:
Conversion of related party loans into equity	$-	$414,000
Distributions as settlement of accounts receivable - related parties	$-	$185,665

See accompanying notes to these financial statements.

COLLAB Z INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2024 AND 2023

NOTE 1 – NATURE OF OPERATIONS

Collab Z Inc. (the “Company”) was formed on May 11, 2024 in the State of Nevada for the purpose of reorganizing and becoming the holding company for Collab CA LLC (Collab CA”), a California limited liability company.

In December 2024, Collab CA became a direct, wholly owned subsidiary of the Company as a result of the closing of the Reorganization Agreement and Plan of Share Exchange dated December 30, 2024 (the “Reorganization Agreement” or “Reorganization”). Pursuant to the Reorganization Agreement, the sole member of Collab CA exchanged 100% of its member interests for 4,550,500 shares of the Company’s common stock. As a result, the member of Collab CA became a shareholder of the Company and Collab CA became a direct, wholly owned subsidiary of the Company.

The Reorganization is being accounted for as a reorganization of entities under common control by a control group. The accompanying financial statements have been presented to retroactively present the effect of the Reorganization. See Note 3 for further detail.

Collab CA is the main operating subsidiary engaged in various real estate services, including property management, construction and renovation management, as well EB-5 immigration investor services. Collab Z Inc., and its subsidiary, Collab CA, are at the forefront of the PropTech industry. The Company aims to transform property management by integrating community involvement and artificial intelligence to directly connect tenants with management tasks, eliminating intermediaries and enhancing efficiency.

The Company’s headquarters are located in Berkeley, California.

NOTE 2 – GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company had $105,034 in cash as of September 30, 2024, and $2,906,609 in amounts due from related parties. The Company is heavily reliant on related parties as its primary revenue and cash flow sources and has historically generated revenues from sources that may not be recurring.

The Company is early-stage, and expects to incur significant costs to expand its operations and conduct its business plan, which may result in future losses if it cannot effectively market its products and achieve market acceptance.

Management’s Plans

Management believes substantial doubt has been alleviated based on the following:

The net due to and from related parties balances at September 30, 2024, which are expected to be fully collected and paid, provide for a net positive effect to cash of approximately $1.2 million. These funds are expected to provide the Company with operating capital sufficient to cover basic operations. In addition, the Company is seeking to raise capital via an equity offering. In the event the Company does not complete an offering, the Company expects to seek additional funding through private equity, debt and/or related party financings or use its existing line of credit to provide additional operating capital. The Company may not be able to obtain financing on acceptable terms, or at all.

COLLAB Z INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2024 AND 2023

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The financial statements included herein comprise the consolidated results of the Company and its subsidiaries and all intercompany transactions have been eliminated.

The consolidated financial statements represent a) the historical operations of Collab CA, which was formed on November 25, 2019, b) the historical operations of Collab Living LLC (“Collab Living”), a Delaware limited liability company formed on May 15, 2023, c) the initial capital structure of Collab Z, which was completed upon the Reorganization (see Note 1), and d) the results of Collab Z, which solely consisted of the issuance of shares (see Note 7).

In accordance with ASC 805-50-15-6, the Company determined that the share exchange was a reorganization of entities under common control. Collab Z and Collab CA maintained common control for the entire period for which the financial statements are presented through the Reorganization. The Company concluded that the entities were under common control via common ownership and common management. Specifically, the founder and former managing member of Collab CA is the founder and former Chairman of the Company and along with the YRQ Trust for which the trustees and beneficiaries are immediate family members, make up a control group that held voting and management control of Collab CA and the Company prior to and after the Reorganization

Therefore, in accordance with ASC 250-10-45 and ASC 805-50-45, the financial statements require retrospective consolidation of the entities for all periods presented. The financial statements for the years ended September 30, 2024 and 2023 are prepared on a consolidated basis which includes Collab CA and Collab Living.

Principles of Consolidation

The Company evaluates its relationships with other entities to identify whether they are variable interest entities (“VIE”) as defined by Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 810, Consolidation (“ASC 810”), and to assess whether it is the primary beneficiary of such entities. If the determination is made that the Company is the primary beneficiary, then that entity is consolidated. The Company evaluated whether it was the primary beneficiary with its various related party entities it transacts with, and determined it is not the primary beneficiary of any entities.

Collab Living is 50% owned by Collab CA, and it was determined that Collab CA was the primary beneficiary in 2023 and 2024. Per ASC 810-10-50, the Company concluded that Collab CA was the primary beneficiary via its obligation to absorb losses (i.e. non-substantive voting rights) and its power to direct activities that most significantly impact Collab Living’s economic performance. Historically, Collab CA has funded the operations of Collab Living and Collab CA’s management has directed all Living’s activities.

In accordance with ASC 810-10-45-25, Collab Living’s results are consolidated within the Company’s financial statements.

The separate assets, liabilities and results of operations of Collab Living are immaterial. Furthermore, the balance of non-controlling interests was nominal as of September 30, 2024 and 2023.

Use of Estimates

The preparation of the Company’s consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these financial statements include, but are not limited to, revenue recognition and valuation of common stock. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties including, but not limited to, the need for protection of proprietary technology, dependence on key personnel, costs of services provided by third parties and limited operating history with third parties.

Cash and Cash Equivalents

The Company considers all highly liquid operating instruments with an original maturity of three months or less to be cash equivalents.

COLLAB Z INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2024 AND 2023

Concentration of Credit Risk

The Company’s cash and cash equivalents are held at major financial institutions. There is a concentration of credit risk related to certain account balances in excess of the Federal Deposit Insurance Corporation insurance limit of $250,000 per account. The Company regularly monitors the financial stability of these financial institutions. At times the Company may hold amounts in excess of insured amounts.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

●	Level 1—Quoted prices in active markets for identical assets or liabilities.

●	Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

●	Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying values of the Company’s assets and liabilities approximate their fair values. See Note 4 for fair value measurement disclosures.

Related Parties

Related parties are any entities or individuals that, through employment, ownership or other means, possess the ability to direct or cause the direction of the management and policies of the Company. The Company discloses related party transactions that are outside of normal compensatory agreements, such as salaries. The Company follows ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

Accounts Receivable

The Company has accounts receivable with both related and third-party customers. Accounts receivable is recorded at the invoiced amount or earned fees pursuant to the agreement, are non-interest bearing and are stated at the historical carrying amount net of write-offs and allowances for uncollectible accounts. The Company establishes an allowance for uncollectible accounts based on historical experience and any specific customer collection issues that the Company has identified. There was no allowance for uncollectible accounts at September 30, 2024 and 2023.

Capitalized Software Development

The Company capitalizes certain costs related to the development of its property management system pursuant to ASC 350-40. Costs incurred during the development phase are capitalized only when it is deemed probable that the development will result in new or additional functionality. The Company determined that its customization efforts to existing software significantly enhanced functionality, involved substantial development effort and integrated with existing systems. As such, the Company capitalized these costs during the development phase. Costs associated with the preliminary project planning phase and the post-implementation phase are expensed as incurred. The capitalized development costs are amortized on a straight-line basis over the estimated useful life of the asset.

The system, which is expected to be the backbone of the Company’s property management service, was developed between November 2023 and August 2024, at which point it was ready for use. The Company began amortizing the costs over a three-year period starting in August 2024. See Note 5.

COLLAB Z INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2024 AND 2023

Impairment of Long-Lived Assets

The Company reviews its long-lived assets for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the expected cash flows, undiscounted, is less than the carrying amount of the asset, an impairment loss is recognized as the amount by which the carrying amount of the asset exceeds its fair value. There were no impairments deemed necessary during the periods presented.

Revenue Recognition

The Company recognizes revenue from services in accordance with FASB ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”). Under ASC 606, the Company recognizes revenue when or as the Company’s performance obligations are satisfied by transferring control of the promised services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those services. To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the Company performs the following five steps as prescribed by ASC 606:

(i)	identify the contract(s) with a customer;

(ii)	identify the performance obligations in the contract;

(iii)	determine the transaction price;

(iv)	allocate the transaction price to the performance obligations in the contract; and

(v)	recognize revenue when (or as) the entity satisfies performance obligations.

The Company only applies the five-step model to contracts when it is probable that it will collect substantially all the consideration it is entitled to in exchange for the goods or services it transfers to the customer. At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses the goods or services promised within each contract and determine those that are performance obligations and assess whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied. The Company has applied ASC 606 on a portfolio basis. The Company has elected the practical expedients, allowing the recognition of incremental costs of obtaining a contract as an expense when incurred, and not adjust the transaction price for the effects of a significant financing component if, at contract inception, the period between customer payment and the transfer of goods or services is expected to be one year or less.

The Company generates revenue through the following streams:

Property Management

The Company provides property management services for rental properties that include various elements based on the underlying contractual agreement. The Company earns a fixed percentage of monthly lease income. This revenue is recognized on an ongoing, monthly basis. The Company earns additional fees based on a fixed percentage of property-related expenses such as repairs and maintenance at the time the underlying costs are incurred. The Company, at times, is also eligible to earn commissions on the first month of a new lease agreement. Certain managed properties include a profit share arrangement based on guaranteed rental income whereby the Company shares in the excess rental income over the guaranteed amounts. No losses have been incurred based on these guarantees. The Company recognizes this revenue at the point in time the excess rental income is known.

Development and Construction Management

The Company provides services consisting of the oversight of property development and construction projects, including budget monitoring and timeline management. Development fees are recognized on an ongoing monthly basis through the completion of the service period.

COLLAB Z INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2024 AND 2023

Procurement

The Company facilitates procurement of materials and supplies for construction projects as well as provides related services for design of procured goods. Procurement fees related to ordered goods are recognized at a point in time upon the completion of the procurement service, which is shipment of the related materials. Revenue for design services are recognized at point in time when the related services are complete.

Renovation Management

Renovation management services include assisting in the acquisition, renovation, and disposition of properties. Renovation fees are recognized on an ongoing, monthly basis through the completion of the service period, which is based on the time elapsed of the renovation project. The Company also earns renovation service fees, which are recognized over time as the project progresses based on the actual costs incurred of the underlying renovation project. Acquisition fees are recognized at a point in time after the acquisition of the property.

EB-5 Immigration Investor Services

The Company identifies EB-5 immigration investment projects and assists investors with project identification, assistance and support during the project application process. Fees are recognized at a point in time upon the fulfillment of the EB-5 service obligations, which is when the EB-5 application package has been submitted. Payments are billed in two tranches, and any deferred revenue is recognized once performance obligations are met.

Each revenue source above is a different type of service being performed, and distinct from the other performance obligations.

Disaggregation of Revenue

A disaggregation of revenue for the years ended September 30, 2024 and 2023 is as follows:

	Year Ended
	September 30,
	2024	2023
Property management	$579,083	$474,409
Development and construction management	94,500	107,500
Procurement	237,188	22,500
Renovation management	252,814	29,438
Revenue - related parties	1,163,585	633,847

EB-5 immigrant investor services	690,000	-
Revenue	690,000	-
Total revenue	$1,853,585	$633,847

Deferred revenue primarily represents customer billings on EB-5 contracts for services not yet rendered or procurement services where shipment of goods has not occurred. EB-5 services generally require several months between the time of agreement with the customer and the completion of performance obligations. As of September 30, 2024, and 2023, the Company has deferred revenue of $40,000 and $60,000, respectively.

The following table summarizes the deferred revenue balance as of September 30, 2024 and 2023:

	September 30,
	2024	2023
Balance, beginning	$60,000	$-
New service contracts	670,000	60,000
Revenue recognized	(690,000)	-
Balance, ending	$40,000	$60,000

COLLAB Z INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2024 AND 2023

Cost of Revenue

Cost of revenue includes operations personnel supporting the Company’s real estate services, specifically those personnel who work directly on property management as well as development, construction, renovation and EB-5 projects. Cost of revenue also includes software costs incurred to maintain the Company’s property management system, as well as amortization of capitalized software costs.

Sales And Marketing

Sales and marketing include advertising and marketing costs, which are expensed as incurred, as well as business development personnel. Advertising costs were $7,859 and $8,707 for the years ended September 30, 2024 and 2023, respectively.

General and Administrative Expenses

Selling, general and administrative expenses consist primarily of compensation and personnel costs, professional services and information technology.

Concentrations

During the years ended September 30, 2024 and 2023, 63% and 100% of the Company’s revenues were with related party properties under common control and management. During the year ended September 30, 2024, one related party property accounted for 21% of the Company’s total revenues. During the year ended September 30, 2023, four related party properties accounted for 72% of the Company’s total revenues.

As of September 30, 2024 and 2023, 69% and 100% of the Company’s accounts receivable were with related party properties under common control and management. As of September 30, 2024, four related party properties accounted for 63% of the Company’s total receivables, and EB-5 customers accounted for 31% of total receivables. As of September 30, 2023, three related party properties accounted for 75% of the Company’s total receivables.

To date the Company has been highly dependent on related party customers as its primary source of revenue and cash flows from operations. The Company may be negatively affected by the loss of one of these customers, or a change in the related party relationship.

Future Equity Obligations

The Company has issued Simple Agreements for Future Equity (“SAFEs”) in exchange for cash financing. These amounts are classified as future equity obligations, which are long-term liabilities on the consolidated balance sheets. The Company has accounted for its SAFE investments as liability derivatives for which the Company will record changes to fair value through earnings.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, Compensation – Stock Compensation. The Company measures all stock-based awards granted to employees, directors and non-employee consultants based on the fair value on the date of the grant and recognizes compensation expense for those awards over the requisite service period, which is generally the vesting period of the respective award. For awards with service-based vesting conditions, the Company records the expense for using the straight-line method. For awards with performance-based vesting conditions, the Company records the expense if and when the Company concludes that it is probable that the performance condition will be achieved.

The Company classifies stock-based compensation expense in its statement of operations in the same manner in which the award recipient’s costs are classified.

The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

COLLAB Z INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2024 AND 2023

Net Income per Share

Net earnings per share is computed by dividing net income by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As of September 30, 2024 and 2023, there were an indeterminable number of shares that were potentially dilutive based on the Company’s outstanding future equity obligations for which conversion is contingent on an a future event (see Note 7).

Income Taxes

Prior to the reorganization as described in Note 1, the Company’ historical operations were contained within a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flowed through to its members. Therefore, no provision for income tax had been recorded in the accompanying financial statements for the years ended September 30, 2024 or 2023. Income from the Company was reported and taxed to the members on their individual tax returns.

Upon reorganization to a corporation, the Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. We assess our income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances, and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

The Company’s policy is to record interest and penalties associated with unrecognized tax benefits as additional income taxes in the statement of comprehensive income. As of September 30, 2024 the Company had no unrecognized tax benefits and accordingly, the Company did not recognize any interest or penalties during 2023 or 2024 related to unrecognized tax benefits. There is no accrual for uncertain tax positions as of September 30, 2024.

The Company will file U.S. income tax returns and a state income tax return.

Recently Issued and Adopted Accounting Pronouncements

In June 2016, the FASB issued Accounting Standards Update (ASU) No. 2016-13, Financial Instruments – Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments, as modified by FASB ASU No. 2019-10 and other subsequently issued related ASUs. The amendments in this Update affect loans, debt securities, trade receivables, and any other financial assets that have the contractual right to receive cash. The ASU requires an entity to recognize expected credit losses rather than incurred losses for financial assets. The amendments in this Update are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company adopted this new guidance effective October 1, 2023 utilizing the modified retrospective transition method. The adoption of this standard did not have a material impact on the Company’s financial statements, but did change how the allowance for credit losses is determined.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

COLLAB Z INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2024 AND 2023

NOTE 4 – FAIR VALUE MEASUREMENTS

The Company’s financial assets and liabilities subject to fair value measurements on a recurring basis and the level of inputs used for such measurements were as follows:

	Fair Value Measurements as of September 30, 2024 Using:
	Level 1	Level 2	Level 3	Total
Liabilities:
Future equity obligations	$-	$-	$25,000	$25,000
	$-	$-	$25,000	$25,000

	Fair Value Measurements as of September 30, 2023 Using:
	Level 1	Level 2	Level 3	Total
Liabilities:
Future equity obligations	$-	$-	$25,000	$25,000
	$-	$-	$25,000	$25,000

The Company measures the simple agreements for future equity at fair value based on significant inputs not observable in the market, which causes it to be classified as a Level 3 measurement within the fair value hierarchy. The valuation of the future equity obligations uses assumptions and estimates the Company believes would be made by a market participant in making the same valuation. The Company assesses these assumptions and estimates on an on-going basis as additional data impacting the assumptions and estimates are obtained. Changes in the fair value of the simple agreements for future equity related to updated assumptions and estimates are recognized within the statements of operations.

The simple agreements for future equity may change significantly as additional data is obtained, impacting the Company’s assumptions regarding probabilities of outcomes used to estimate the fair value of the liability. In evaluating this information, considerable judgment is required to interpret the data used to develop the assumptions and estimates. The estimates of fair value may not be indicative of the amounts that could be realized in a current market exchange. Accordingly, the use of different market assumptions and/or different valuation techniques may have a material effect on the estimated fair value amounts, and such changes could materially impact the Company’s results of operations in future periods.

The Company utilized a probability-weighted average approach based on the estimated market value of the underlying securities and the potential settlement outcomes of the simple agreements for future equity, including a liquidity event or future equity financing as well as other settlement alternatives. Both the market value of the underlying securities and the probability of the settlement outcomes include unobservable Level 3 inputs.

As of September 30, 2024 and 2023, the Company assumed an 50% probability of a liquidity event as the primary ultimate settlement outcome of the future equity obligations. Based on the Company’s estimates regarding the probability of the triggering events and the Company’s valuation, management determined the fair value of the SAFEs were representative of the face value as of September 30, 2024 and 2023.

The following table presents changes in future equity obligations for the years ended September 30, 2024 and 2023:

Future Equity
Obligations
Outstanding as of September 30, 2022	$-
Issuance of simple agreements for future equity	25,000
Change in fair value	-
Outstanding as of September 30, 2023	$25,000
Change in fair value	-
Outstanding as of September 30, 2024	$25,000

COLLAB Z INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2024 AND 2023

NOTE 5 – INTANGIBLE ASSETS, NET

As of September 30, 2024 and 2023, intangible assets, net consisted of:

	September 30,
	2024	2023
Software development - property management system	$160,000	$-
Less: Accumulated amortization	(8,889)	-
Intangible assets, net	$151,111	$-

Amortization expense for the years ended September 30, 2024 and 2023, were $8,889 and $0, respectively, which is included in selling, general and administrative expenses in the consolidated statements of operations.

Future amortization expense is as follows:

Year ending September 30,
2025	$53,333
2026	53,333
2027	44,445
$151,111

NOTE 6 – DEBT

Revolving Line of Credit

On March 14, 2024, the Company entered into a revolving line of credit agreement with East West Bank for a principal amount of up to $2,000,000. The loan matures on March 14, 2026, is secured by an assignment of a deposit account held by Collab CA’s former member, YRQ Irrevocable Trust, and is intended exclusively for business operations. The loan has a variable interest rate based on the interest rate of the collateral’s certificate of deposit plus 1.5%. The initial rate is set at 5.905%. The loan request monthly interest payments, and full repayment of principal and accrued interest due at maturity.

During the year ended September 30, 2024, the Company borrowed an aggregate of $2,442,854 and repaid $1,800,000. As of September 30, 2024, $642,854 of principal balance remained outstanding.

Future minimum principal repayments are as follows:

Year ending September 30,
2025	$-
2026	642,854
$642,854

Future Equity Obligations

In April 2023, the Company entered into a SAFE agreement for proceeds of $25,000. The SAFE has a valuation cap of $50,000,000 and a discount of 25%, which will be applied to the valuation of the Company at the time of the triggering event in order to calculate the price per share for the investor.

The SAFE will convert into equity upon the occurrence of a future qualified financing round of at least $10,000,000 or another triggering event, including the event of a merger, acquisition or initial public offering (“IPO”).

As of September 30, 2024 and 2023, the fair value of SAFEs was $25,000 and $25,0000, respectively. See Note 4 for fair value disclosures.

COLLAB Z INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2024 AND 2023

NOTE 7 – STOCKHOLDERS’ EQUITY

The total number of shares of stock which the Company is authorized to issue is 200,000,000 shares, consisting of 190,000,000 shares of common stock, $0.001 par value per share, and 10,000,000 shares of preferred stock, $0.001 par value per share. Of the 10,000,000 authorized shares of preferred stock, 5,000 shares were designated as Series X preferred stock.

In October 2024, the Company issued 5,000 shares of Series X preferred stock to Collab CA’s sole member. In December 2024, pursuant to the Reorganization Agreement, the member of Collab CA exchanged 100% of its membership interests for 4,550,500 shares of the Company’s common stock. Both the issuance of Series X preferred stock and the issuance of common shares pursuant to the share exchange were conducted with YRQ Irrevocable Trust (“YRQ”), Collab CA’s sole member. These series of transactions are considered together as part of the Reorganization.

Preferred Stock

Each share of Series X preferred stock is entitled to 1,000 votes. The holders of shares of Series X preferred stock are entitled to vote on all matters on which the Company’s common stock shall be entitled to vote.

The holders of the Series X preferred stock are not entitled to dividends.

The holders of the Series X preferred stock shall not be entitled to any liquidation preference and the shares are not subject to redemption. Upon the event of liquidation, dissolution or winding up of the Company, voluntary or involuntary, the holders of Series X preferred stock would be entitled to receive the initial stated value of the Company’s preferred stock.

The holders of the shares of Series X preferred stock shall not have any rights to convert such shares into, or exchange such shares for, shares of any other series or class of capital stock of the Company.

Common Stock

Each share of common stock entitles its holder to one vote per share on all matters to be voted or consented upon by the stockholders. Holders of our common stock are not entitled to cumulative voting rights with respect to the election of directors.

Holders of common stock are entitled to receive ratably such dividends or other distributions, if any, as may be declared by the Board out of funds legally available.

In the event of the liquidation, dissolution or winding up of our business, the holders of common stock are entitled to share ratably in the assets available for distribution after the payment of all of debts and other liabilities, subject to the prior rights of the holders of the Company’s preferred stock.

Collab CA Equity Transactions

During the year ended September 30, 2024, the Company’s sole member made contributions of $192,435, including cash contributions of $168,435 and in-kind services of $24,000. During the year ended September 30, 2023, the Company’s sole member made contributions of $516,000, including cash contributions of $52,000 and in-kind services of $50,000. Additionally, the Company converted $414,000 in related party loans into equity, which were accounted for as contributions by the sole member.

During the year ended September 30, 2024, the Company had $441,211 in distributions, all consisting of cash. During the year ended September 30, 2023, the Company had $307,317 in distributions, including cash distributions of $121,652 and settlement of $185,665 in related party accounts receivable which were accounted for as distributions to the sole member.

The additions and contributions of Collab CA have been reflected in additional-paid in capital.

Collab Z Equity Transactions

In September 2024, the Company issued 540,891 shares to employees and consultants for services performed. The Company determined a fair value per share of $0.26 using a market-based approach whereby management identified public market comparable companies and applied a revenue multiple based on the average observed. Management then applied a discount for lack of marketability and minority interest. The total fair value was $140,632, of which $120,287 was included in general and administrative expenses and $20,345 was included in cost of revenue in the consolidated statements of operations.

The assumptions in estimating the fair value of common stock include the identification of comparable companies, and appropriate discounts based on the facts and circumstances. These estimates are highly subjective. Management will be required to estimate fair value, until such point in time that the Company had observable transactions or its shares are become quoted on an exchange.

COLLAB Z INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2024 AND 2023

NOTE 8 – RELATED PARTY TRANSACTIONS

Revenue and Accounts Receivable

During the years ended September 30, 2024 and 2023, the Company earned revenues of $1,163,585 and $633,847, respectively, from related parties. As of September 30, 2024 and 2023, the Company had accounts receivable of $349,576 and $631,904, respectively, with related parties.

These related parties are primarily properties for which the Company provides various real estate services, including property management, construction and development management, and renovation services. To date, the Company has also provided or received certain advances from these properties outside the normal revenue generating services, as noted below.

Due From / To Related Parties

Due from related parties includes a) cash advances made and b) expenses and other costs paid for on behalf of related parties. Due to related parties includes cash advances received from various related parties. The Company enters into these transactions based on the current working capital needs of the Company and these related entities. These advances are unsecured, due on demand and non-interest bearing.

The following is a summary of due from / to related parties:

	September 30,
	2024	2023
Customer properties with common control and management*	$139,416	$5,054
Entities with common control and management*	157,767	92,302
YRQ Irrevocable Trust	2,259,850	-
Due from related parties	$2,557,033	$97,356

Customer properties with common control and management*	$1,174,916	$224,116
Family member of former Chairman	130,000	-
Due to related parties	$1,304,916	$224,116

*	The Company or its subsidiaries have no ownership in the customer properties or related party entities as per the amounts above. To date, Collab CA has shared common control and management with these entities.

YRQ Irrevocable Trust

During the year ended September 30, 2024, the Company advanced an aggregate of $2,259,850 to YRQ Irrevocable Trust (“YRQ”) in order to provide working capital to the Company’s related entities. These advances are unsecured, due on demand and non-interest bearing.

During 2023 and 2024, YRQ, as part of a control group that maintained control over Collab CA, became the sole member of Collab CA on August 21, 2024. Upon the Reorganization, YRQ received 4,550,500 shares of the Company’s common stock and 5,000 shares of the Company’s Series X preferred stock.

Subsequent to September 30, 2024, YRQ fully repaid its advances to the Company (see Note 10).

Other

During the year ended September 30, 2023, the Company had amounts due to related parties totaling $414,000. The related parties were customer properties that held common control and management. In December 2022, these amounts were converted into equity, and accounted for as contributions by Collab CA’s member.

In September 2023, the Company settled $185,665 in accounts receivable with related party customer properties. In exchange for cash receipts, the Company recognized distributions to Collab CA’s member.

During the years ended September 30, 2024 and 2023, Collab CA’s former member provided certain advisory services for the Company for a fair value of $24,000 and $50,000, respectively. The amounts were recognized as non-cash member contributions.

COLLAB Z INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2024 AND 2023

NOTE 9 – COMMITMENTS AND CONTINGENCIES

Minimum Rental Guarantee

The Company has a minimum rental guarantee for certain related party managed properties whereby the Company will pay the difference between the collected rent and the minimum rent guarantee. These guarantees require the Company to ensure a specified minimum gross revenue each month. Should the properties’ gross revenues fall below these thresholds, the Company is required to compensate for the shortfall. The maximum potential amount of future payments under these guarantees is estimated based on historical occupancy rates and market trends to project potential future shortfalls. The minimum rent guarantee thresholds are calculated annually based on the local market occupancy rates and prevailing market rental rates. The minimum rent guarantee terms are stipulated to last for the duration of the property management agreements unless terminated by either party or amended by mutual agreement. These agreements can be terminated by either party by providing 30 days’ notice.

As of the issuance date of these consolidated financial statements, the maximum potential rental guarantees were approximately $102,000 per month. Since entering into these terms, the Company has achieved occupancy rates at all properties at or above market rental rates. As such, there have been no shortfall payments incurred by Collab to date.

Contingencies

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

NOTE 10 – SUBSEQUENT EVENTS

Refer to Note 1 and 7 for details of the Company’s Reorganization.

Subsequent to September 30, 2024, YRQ fully repaid its advances to the Company totaling $2,259,850.

In December 2024, the Company loaned $1,300,000 to a third party. The loan is unsecured, due on February 20, 2025 and bears interest at a rate of 8% per annum commencing January 4, 2025.  As of the issuance date of these consolidated financial statements, the amount is still outstanding.

1,250,000 Shares of Common Stock

COLLAB Z INC.

PROSPECTUS

Sole Book-Runner

R.F. Lafferty & Co., Inc.

_______ ___, 2025

Until ____, 2025 (25 days from the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state or other jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED [●], 2025

PRELIMINARY PROSPECTUS

100,000 Shares of Common Stock

COLLAB Z INC.

This prospectus relates to the resale of 100,000 shares of common stock, par value $0.001 per share, of Collab Z Inc., held by certain of the selling stockholders listed in the section “Selling Stockholders” (the “Selling Stockholders”) as set forth herein.

Prior to the initial public offering, there has been no public market for our common stock or warrants. have applied to list our common stock for trading on The Nasdaq Capital Market under the symbols “CLBZ.” There is no guarantee or assurance that our shares of common stock will be approved for listing on The Nasdaq Capital Market. This offering is contingent upon receiving approval of our listing from The Nasdaq Stock Market LLC (“Nasdaq”) and the closing of our initial public offering. We will not receive any proceeds from the sale of shares by the selling stockholders.

Any shares sold by the Selling Stockholders until our common stock is listed or quoted on an established public trading market will take place at $ per share, which is the public offering price we are selling in our initial public offering. Thereafter, any sales will occur at prevailing market prices or in privately negotiated prices. The distribution of securities offered hereby may be effected in one or more transactions that may take place in ordinary brokers’ transactions, privately negotiated transactions or through sales to one or more dealers for resale of such securities as principals. Usual and customary or specifically negotiated brokerage fees or commissions may be paid by the Selling Stockholders. No sales of the shares covered by this prospectus shall occur until the common stock sold in our initial public offering begins trading on The Nasdaq Capital Market. The Selling Stockholders have represented to us that they will not offer or sell their shares prior to the closing of the initial public offering.

On [●], 2025, a registration statement under the Securities Act of 1933, as amended (the “Securities Act”) with respect to our initial public offering of common stock, was declared effective by the Securities and Exchange Commission (the “SEC”). We received approximately $[●] million in net proceeds from the offering (assuming no exercise of the underwriters’ over-allotment option) after payment of underwriting discounts and commissions and estimated expenses of the offering.

Investing in our common stock involves a high degree of risk, including the risk of losing your entire investment. See “Risk Factors” beginning on page 13 of the primary offering prospectus contained in the registration statement of which this prospectus forms a part, to read about factors you should consider before buying our common stock.

Neither the SEC nor any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is         , 2025

PROSPECTUS SUMMARY

This summary highlights selected information contained in other parts of this prospectus. Because it is a summary, it does not contain all of the information that you should consider before investing in shares of our common stock and it is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this prospectus. You should read the entire prospectus carefully, especially “Risk Factors,” “Special Note Regarding Forward-Looking Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes, before deciding to invest in shares of our common stock. Unless the context requires otherwise, the words “we,” “us,” “our,” “Company” and “Collab Z” refer collectively to Collab Z Inc., a Nevada corporation, and its affiliated entities.

Overview

Collab Z Inc., through its subsidiary, Collab CA LLC, has developed its pioneering Collab Platform, a first-of-its-kind Community-Based Property Management model that is designed to replace traditional property management practice by enabling community involvement and by leveraging modern technology, including artificial intelligence features currently under development. Our approach actively involves tenants and other skilled community members in the management process, handling leasing and daily operations in a way that minimizes conflicts of interest and improves tenant satisfaction. With a four-year lead over new market entrants and the ability to scale instantly without local staffing, Collab Z uniquely positions itself against both traditional property management firms and SaaS-based PropTech competitors.

Our mission is to democratize property management and to foster a more engaged community of tenants, property owners, and professional service providers to maximize asset value and to create a sustainable, decentralized organization that benefit all stakeholders involved.

Our vision is to revolutionize the estate sector by maximizing community engagement in their living and working spaces for an autonomous and collaborative living experience.

We are committed to innovation, focusing on delivering substantial long-term value to our shareholders and improving the quality of life for our property owners, tenants, Community Pros, or CPs, and professional service providers. As we expand, our Collab Platform will continue to lead the shift towards a more connected and engaged property management ecosystem.

The Current Industry Challenges, Our Solution, and Our Opportunity

The Challenge

The property management industry faces longstanding inefficiencies and high costs due to outdated value chain structures. Collab Z has identified key pain points and opportunities for transformation:

1.	Inefficiency in Traditional Models: Legacy property management structures are bloated with excessive layers of human oversight and reliance on third-party service providers. This increases management costs, creates long lead times, reduces transparency, and often results in misaligned interests between stakeholders.

2.	Low Tenant Satisfaction: Traditional systems overlook the potential contributions of tenants who are willing to assist with routine tasks, such as communications, minor repairs, maintenance requests, and leasing coordination. This underutilization contributes to lower tenant satisfaction, higher turnover rates, and poorly maintained properties.

3.	Scalability Challenges: Traditional models struggle to scale across multiple properties and regions due to their dependence on local staffing and manual processes. This increases operational complexity and limits growth opportunities.

4.	Lag in Technology Adoption: Compared to other industries, property management has been slow to adopt disruptive technologies that could overhaul outdated operational models. This presents a significant opportunity for innovation.

Our Solution

Collab Z has developed its Collab Platform, a community-based property management solution that directly connects tenants with property management tasks, offering them financial incentives to contribute to their living environment and foster stronger community connections.AI-enhanced features for our Collab Platform are currently under development, with phased launches planned over an 18-month period starting in early 2025.

Our model enhances occupancy rate, eliminates unnecessary management layers, reduces operating expenses, and improves tenant satisfaction by delivering responsive services through Community Pros and professional service providers. Also, the Collab Platform enables faster entry into new market without building local teams.

As part of this model, Community Pros (“CPs”) are tenants who assist with property management tasks, such as leasing showings, minor repairs, administrative work, and Customer support, in exchange for financial incentives.

Alt-1

For repair and maintenance tasks requiring specialized expertise, professional service providers (licensed contractors such as HVAC, plumbing, and electrical repair specialists) handle the work.

CPs play a coordination and communication role, similar to property managers, contacting professional service providers, scheduling service appointments, and ensuring that repairs are completed as expected in a timely manner

Our Opportunity

According to IBIS World, the property management industry reached $128.3 billion in revenue by the end of 2024, growing at a CAGR of 2.0%. As the first community-based property management solution, Collab Z is positioned to revolutionize this massive market.

With over 300,000 property management companies and 20 million rental properties in the U.S. (Sources: Truelist, February 2024; Rubyhome, August 2023), the opportunity for disruption is immense. The Collab Platform is designed to:

●	Streamline operations

●	Enhance tenant engagement

●	Maximize property value

By applying a community-driven model and planning the integration of AI-powered features currently under development, Collab Z addresses longstanding inefficiencies while scaling across the nation’s extensive rental property network.

Listing on the Nasdaq Capital Market

In connection with this offering, we have applied to list our common stock on the Nasdaq Capital Market under the symbol “CLBZ.” If Nasdaq approves our listing application, we expect to list our common stock and consummate this offering. Nasdaq’s listing requirements for the Nasdaq Capital Market include, among other things, a stock price threshold. If Nasdaq does not approve our application and the listing of our common stock, we will not proceed with this offering. There can be no assurance that our common stock will be listed on Nasdaq.

Recent Developments

Equity Private Placement

In September 2024, the Company issued an aggregate of 5,060,391 shares of its common stock in a private placement to certain investors pursuant to certain securities purchase agreement dated September 16, 2024 (the “Private Placement”). The Private Placement was conducted in accordance with applicable exemptions from registration under the Securities Act of 1933, as amended. On December 11, 2024, we cancelled 4,519,500 shares of common stock pursuant to certain cancellation and release agreements dated December 11, 2024, in order to correct a structural error, which was remedied by the Share Exchange dated December 30, 2024.

Share Exchange

In December 2024, the Company issued an aggregate of 4,550,500 shares of its common stock to the YRQ Irrevocable Trust, the holder of 5,000 shares of Series X Preferred Stock and controlling stockholder of the Company, and owner of all the membership interests of Collab CA LLC, a California limited liability company (“Collab LLC”), in exchange for 100% of the membership interests in Collab LLC, pursuant to Reorganization Agreement and Plan of Share Exchange dated December 30, 2024 (the “Share Exchange”).

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Share Assignment

On January 2, 2025, YRQ Irrevocable Trust assigned 1,838,000 of its shares of common stock (the “Assigned Shares”) that it had received in the Share Exchange to family irrevocable trusts, friends and family members of the beneficiaries of YRQ Irrevocable Trust (the “Assignment”). Following the Assignment, YRQ Irrevocable Trust owns 2,712,500 shares of common stock and 5,000 shares of Series X Preferred Stock. The Assigned Shares are held directly by the recipients and are no longer considered beneficially owned by YRQ Irrevocable Trust.

Our Corporate History and Structure

We were incorporated in Nevada on May 10, 2024, for the purpose of reorganizing our structure and to become the holding company for Collab LLC.

In September 2024, we issued an aggregate of 5,060,391 shares of our common stock in a private placement to certain initial investors pursuant to certain securities purchase agreements dated September 16, 2024 (the “Private Placement”), including an aggregate of 2,656,000 shares of common stock to the Controlling Group, comprised of 2,462,500 shares issued to YRQ Trust, 33,500 shares issued to SDZ-1-2022 Trust, 140,000 shares issued to SDZ-2-2022 Trust and 20,000 shares issued to Shui Dui Zi Irrevocable Family Trust. The trustees and beneficiaries of YRQ Trust are immediate family members of Mr. Qian Wang, our founder and former Chairman, who is the trustee of the SDZ-1-2022 Trust, the SDZ-2-2022 Trust and the Shui Dui Zi Irrevocable Family Trusts.

On October 3, 2024, we filed a Certificate of Designation with the Secretary of State of Nevada that authorized us to issue up to 5,000 shares of Series X Preferred Stock, par value $0.001 per share, and provides for 1,000 votes per share when voting together with the common stock. The Company issued all of the shares of Series X Preferred Stock to the YRQ Trust.

On December 11, 2024, we cancelled an aggregate of 4,519,500 shares of common stock pursuant to certain cancellation and release agreements dated December 11, 2024, in order to correct a structural error, which was remedied by the Reorganization Agreement (as defined below).

In December 2024, Collab LLC became a direct, wholly owned subsidiary of the Company through the closing of a share exchange pursuant to a Reorganization Agreement and Plan of Share Exchange dated December 30, 2024 (the “Reorganization Agreement” or “Reorganization”). Pursuant to the Reorganization, the sole member of Collab LLC, YRQ Trust, exchanged 100% of their member interests for a total of 4,550,500 shares of the Company’s common stock. As a result, Collab LLC became a direct, wholly owned subsidiary of the Company. Collab Z Inc. is a holding company and carries out all its operations through its subsidiaries. Collab LLC is our main operating subsidiary.

On January 2, 2025, YRQ Trust assigned 1,838,000 of its shares of common stock (the “Assigned Shares”) that it had received in the Reorganization to family irrevocable trusts, friends and family members of the beneficiaries of YRQ Trust (the “Assignment”). Following the Assignment, YRQ Irrevocable Trust owns 2,712,500 shares of common stock and 5,000 shares of Series X Preferred Stock. The Assigned Shares are held directly by the recipients and are no longer considered beneficially owned by YRQ Trust.

On June 5, 2025, we filed a Certificate of Designation with the Secretary of State of Nevada that authorized us to issue up to 1,250,000 shares of Series B Preferred Stock with a stated value of $4.00 per share. Pursuant to a securities purchase agreement, dated May 27, 2025, we sold 75,000 shares of Series B Preferred Stock to one accredited investor for an aggregate purchase price of $300,000.

Corporate Information

Our principal executive offices are located at 2001 Addison St, Suite 300, Berkeley, CA 94704. Our website address is https://living.collabhome.io/. The information included on our website is not part of this prospectus.

Summary of Risk Factors

An investment in our securities involves a high degree of risk. You should carefully consider the risks summarized below. These risks are discussed more fully in the “Risk Factors” section immediately following this Prospectus Summary. These risks include, but are not limited to, the following:

Risks Related to the Company and Our Business

●	We are a rapidly growing company with a relatively limited operating history, which may result in increased risks, uncertainties, expenses, and difficulties, and makes it difficult to evaluate our prospects.

●	A majority of our revenue is derived from property management and EB-5 management fees, which are subject to external economic and political conditions such as recessions, interests rates, foreign currency fluctuations, and declines in those engagements could have a material adverse effect on our financial condition and results of operations.

●	We track certain operational metrics, which are subject to inherent challenges in measurement, and real or perceived inaccuracies in such metrics may harm our reputation and adversely affect our stock price, business, results of operations, and financial condition.

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●	Our growth plan may include completing acquisitions, which may or may not happen depending on the acquisition opportunities that are available in the marketplace.

●	We are subject to concentration risk.

●	We depend on our executive team and other employees to manage the business and the loss of one or more of these employees or an inability to attract and retain highly skilled employees could materially harm our business.

●	Our management team has limited experience managing a public company.

●	Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

●	Our consolidated financial statements have been prepared on a going concern basis and we must raise additional capital to fund our operations to continue as a going concern.

●	We have entered into certain related party transactions and may continue to rely on related parties for certain development and support activities.

●	We will be subject to various risks related to artificial intelligence (“AI”) and technology as we expand into the PropTech industry.

●	Relying on external AI technologies could lead to issues such as service disruptions or changes in licensing terms.

●	We are exposed to risks related to the adoption and use of artificial intelligence.

●	Our use of “open source” software could negatively affect our ability to provide AI-based PropTech services and subject us to possible litigation, and our participation in open source projects may impose unanticipated burdens or restrictions.

●	We might be exposed to potential financial liabilities as a result of receiving minimum rental guarantees.

●	Our revenue from our service agreements depends on timely payments, performance-based bonuses and project decisions which are beyond our control.

●	Our shift toward a property management-focused business model may result in revenue volatility and operational challenges.

●	We have entered and may continue to enter into joint ventures that will expose us to increased operating risks.

Risks Related to Our Intellectual Property and Platform Development

●	We are reliant on one main type of service and some of our products are still in the prototype phase and might never be operational products.

●	If we are unable to maintain the quality of our products, expand our product offerings or continue technological innovation and improvements, our prospects for future growth may be harmed.

●	We are making substantial investments in new product offerings and technologies and expect to increase such investments in the future. These efforts are inherently risky, and we may never realize any expected benefits from them.

●	The development and commercialization of our products are highly competitive.

●	We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.

●	General economic conditions and commercial real estate market conditions have had and may in the future have a negative impact on our business.

●	Seasonal fluctuations and other market data in the investment real estate industry could adversely affect our business and make comparisons of our quarterly results difficult.

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●	Our business has been and may in the future be adversely affected by restrictions in the availability of debt or equity capital as well as a lack of adequate credit and the risk of deterioration of the debt or credit markets and commercial real estate markets.

●	We rely on third-party service providers to support our platform and information technology systems.

●	Some of our products and services contain open-source software, which may pose particular risks to our proprietary software, products, and services in a manner that could have a negative effect on our business.

●	We may not be able to continue to obtain licenses to third-party software and intellectual property on reasonable terms or at all, which may disrupt our business and harm our financial results.

●	Claims by others that we infringed their proprietary technology or other intellectual property rights could harm our business.

●	Our trademarks, copyrights, and other intellectual property could be unenforceable or ineffective.

●	Failure to obtain proper business licenses or other documentation or to otherwise comply with local laws and requirements regarding marketing or matching commercial property and business borrowers with financial services providers property management may result in civil or criminal penalties and restrictions on our ability to conduct business in that jurisdiction.

●	Changes in the regulation of the internet, mobile carriers, and their partners could negatively affect our business.

●	We collect, store, use and otherwise process personal information, including financial information and other sensitive data, which subjects us to governmental regulation and other legal obligations related to data privacy and security. Our actual or perceived failure to comply with such obligations could harm our business.

Risks Related to Our Regulatory Environment

●	Our business may be subject to a variety of U.S. financial regulations, many of which are overlapping, ambiguous and still developing, which could subject us to claims or otherwise harm our business.

●	Litigation, regulatory actions and compliance issues could subject us to significant fines, penalties, judgments, remediation costs and requirements resulting in increased expenses.

Risks Related to Taxation

●	We have made significant estimates and judgments in calculating our income tax provision and other tax assets and liabilities. If these estimates or judgments are incorrect, our operating results and financial condition may be materially affected.

●	Changes in tax laws could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to This Offering and Ownership of Our Securities

●	Concentration of ownership of our voting stock by the Controlling Group will prevent new investors from influencing significant corporate decisions.

●	While we are seeking to have shares of our common stock listed on Nasdaq, there is no assurance that either of such securities will be listed on Nasdaq. Even if we meet the initial listing requirements of the Nasdaq Capital Market, there can be no assurance that we will be able to comply with the continued listing standards of the Nasdaq Capital Market, a failure that could result in a delisting of our securities.

●	The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members.

●	Our management has broad discretion as to the use of the net proceeds from this offering.

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●	We may issue additional debt and equity securities, which are senior to our common stock as to distributions and in liquidation, which could materially adversely affect the market price of our securities.

●	Our potential future earnings and cash distributions to our stockholders may affect the market price of our securities.

General Risk Factors

●	We may make decisions based on the best interests of our users to build long-term trust that may result in us forgoing short-term gains.

●	We have less experience operating in some of the newer market verticals to which we have expanded.

●	We may not be able to expand into new markets.

●	Damage to our reputation could negatively impact our business, financial condition, and results of operations.

Implications of Being an Emerging Growth Company

We are an “emerging growth company” as defined in Section 2(a) of the Securities Act, and we may remain an emerging growth company for up to five years following the closing of this offering. For so long as we remain an emerging growth company, we are permitted and intend to rely on certain exemptions from various public company reporting requirements, including not being required to have our internal control over financial reporting audited by our independent registered public accounting firm pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and any golden parachute payments not previously approved. In particular, in this prospectus, we have provided only two years of audited financial statements and have not included all of the executive compensation-related information that would be required if we were not an emerging growth company. Accordingly, the information contained herein may be different from the information you receive from other public companies in which you hold stock.

In addition, the federal securities laws provide that an emerging growth company may take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of some accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period during the period in which we remain an emerging growth company; however, we have and may adopt certain new or revised accounting standards early.

We would cease to be an “emerging growth company” upon the earliest to occur of: (i) the last day of the fiscal year in which we have $1.235 billion or more in annual revenue, (ii) the date on which we first qualify as a large accelerated filer under the rules of the Securities and Exchange Commission, or SEC, (iii) the date on which we have, in any three-year period, issued more than $1.0 billion in non-convertible debt securities, and (iv) the last day of the fiscal year ending after the fifth anniversary of this offering.

Implications of Being a Smaller Reporting Company

We are a “smaller reporting company” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended. We may take advantage of certain of the scaled disclosures available to smaller reporting companies until the fiscal year following the determination that our voting and non-voting common stock held by non-affiliates is more than $250 million measured on the last business day of our second fiscal quarter, or our annual revenues are less than $100 million during the most recently completed fiscal year and our voting and non-voting common stock held by non-affiliates is less than $700 million measured on the last business day of our second fiscal quarter.

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The RESALE offering

Common stock offered	100,000 shares

Shares of common stock outstanding before this offering (1)	5,151,391 shares.

Shares of common stock outstanding after this offering (2)	[●] shares

Use of proceeds	We will not receive any proceeds from the sale of common stock held by the Selling Stockholder being registered in this prospectus.

Proposed Trading Symbol

We have applied to list our common stock for trading on The Nasdaq Capital Market under the symbols “CLBZ.” The initial public offering, and therefore this resale offering, will not be consummated until we have received Nasdaq’s approval of our application for the listing of our common stock. No assurance can be given that our application will be approved.

Risk factors	An investment in our securities involves a high degree of risk. See “Risk Factors” beginning on page 13 of the primary offering prospectus contained in the registration statement of which this prospectus forms a part, and other information included in this prospectus and the registration statement of which this prospectus forms a part, for a discussion of factors you should carefully consider before deciding to invest in our common stock.

(1)	The number of shares of common stock outstanding before this offering excludes the following shares:

●	587,975 shares of our common stock issuable upon the exercise of outstanding stock options issued under our 2025 Plan, at a weighted average exercise price of $2.08 per share;

●	175,733 shares of our common stock reserved for future issuance under our 2025 Plan, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under our 2025 Plan; and

●	50,000 shares of common stock issuable upon the exercise of the Representatives’ Warrants.

(2)	The number of shares of common stock outstanding after this offering includes an aggregate of 1,465,476 shares of common stock issuable upon the closing of this offering, consisting of the following shares:

●	1,250,000 shares of common stock to be issued in this offering;

●	100,000 shares of common stock to be issued at the closing of this offering to Blake Elliot Inc. as compensation pursuant to certain advisory agreement dated May 6, 2024;

●	8,333 shares of common stock issuable at a 75% discounted price of $3.00 per share assuming a public offering price of $4.00, upon the automatic conversion of $25,000 of a Simple Agreement for Future Equity (SAFE) issued by the Company in April 2023 (the “2023 SAFE”);

●	107,143 shares of common stock issuable upon the conversion of 75,000 shares of Series B Preferred Stock.

Unless the context otherwise requires, the information in this prospectus assumes:

●	an initial public offering price of $4.00 per share.

●	no exercise of the Representatives’ Warrants or over-allotment option issued in this offering.

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USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the common stock held by the Selling Stockholders.

SELLING STOCKHOLDERS

This prospectus relates to the sale or other disposition of up to 100,000 shares of our common stock by the Selling Stockholders and their donees, pledgees, transferees or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from a Selling Stockholder as a gift, pledge, partnership distribution or other transfer.

The shares of common stock being offered by the Selling Stockholders in this prospectus were acquired pursuant to the certain stock purchase agreements (the “Purchase Agreements”) among the Company and the Selling Stockholders. The transactions under the Purchase Agreements were structured as a private placement prior to the Company’s initial public offering (“IPO”) and the shares of common stock issued under the Purchase Agreements were unregistered restricted securities under the Securities Act of 1933, as amended. Pursuant to the Purchase Agreements, the Company sold an aggregate of 5,060,391 shares of common stock at negotiated purchase prices. On December 11, 2024, we cancelled 4,519,500 shares of common stock pursuant to certain cancellation and release agreements dated December 11, 2024.

The Purchase Agreements contain customary representations, warranties and covenants from both the Company and the Selling Stockholders. The Selling Stockholders further agreed to comply with any lock-up obligations that are required by the underwriters in connection with the Company’s IPO.

The table below sets forth information as of the date of this prospectus, to our knowledge, the Selling Stockholders and other information regarding the beneficial ownership (as determined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) of the shares of common stock held by the Selling Stockholders. The second column lists the number of shares of common stock beneficially owned by the Selling Stockholders, as of June 9, 2025. The third column lists the maximum number of shares of common stock that may be sold or otherwise disposed of by the Selling Stockholders pursuant to the registration statement of which this prospectus forms a part. The Selling Stockholders may sell or otherwise dispose of some, all or none of their shares. Pursuant to Rules 13d-3 and 13d-5 of the Exchange Act, beneficial ownership includes any shares of our common stock as to which a stockholder has sole or shared voting power or investment power, and also any shares of our common stock which the stockholder has the right to acquire within 60 days.

The percentage of beneficial ownership for the Selling Stockholders is based on 5,151,391 shares of common stock outstanding as of the date of this prospectus.

Except as described below, to our knowledge, none of the Selling Stockholders have had any material relationship with us within the past three years. Our knowledge is based on information provided by the Selling Stockholders in registration statement questionnaires.

The shares of common stock being covered hereby may be sold or otherwise disposed of from time to time during the period the registration statement of which this prospectus is a part remains effective, by or for the account of the Selling Stockholders. After the date of effectiveness of the registration statement of which this prospectus forms a part, the Selling Stockholders may have sold or transferred, in transactions covered by this prospectus, some or all of their common stock.

Information about the Selling Stockholders may change over time. Any changed information will be set forth in an amendment to the registration statement or supplement to this prospectus, to the extent required by law.

	Shares Beneficially Owned as of the date of this Prospectus		Shares Offered by this	Shares Beneficially Owned After the Offering (1)
Name of Selling Stockholder	Number	Percent	Prospectus	Number		Percent
Blake Elliot Inc. (1)	100,000	1.94%	100,000	0	*	0	%*

Total	100,000

(1)	Blake Elliot Inc., a Florida corporation, provides consulting and advisory services to us. Blake Janover, the Managing Director of Blake Elliot Inc., has voting and dispositive control over the shares of common stock held by Blake Elliot Inc. The principal address of Blake Elliot Inc.is 2075 NW 52nd St Boca Raton, FL 33496.

*	Assumes the sale of all shares offered pursuant to Public Offering Prospectus.

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SELLING STOCKHOLDER PLAN OF DISTRIBUTION

The Selling Stockholders may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. No resales of shares of common stock covered by this prospectus shall occur until the shares of common stock sold in our initial public offering begins trading on The Nasdaq Capital Market. These sales may be at fixed or negotiated prices. The Selling Stockholders may use any one or more of the following methods when selling shares:

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
●	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
●	an exchange distribution in accordance with the rules of the applicable exchange;
●	privately negotiated transactions;

●	short sales effected after the date the registration statement of which this prospectus is a part is declared effective by the SEC;
●	broker-dealers may agree with the Selling Stockholders to sell a specified number of such shares at a stipulated price per share;
●	a combination of any such methods of sale; and
●	any other method permitted pursuant to applicable law.

Broker-dealers engaged by the Selling Stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The Selling Stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved. Any profits on the resale of shares of common stock by a broker-dealer acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by a Selling Stockholder. The Selling Stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares if liabilities are imposed on that person under the Securities Act.

The Selling Stockholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus after we have filed a supplement to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act supplementing or amending the list of Selling Stockholders to include the pledgee, transferee or other successors in interest as Selling Stockholders under this prospectus.

The Selling Stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus and may sell the shares of common stock from time to time under this prospectus after we have filed a supplement to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act supplementing or amending the list of Selling Stockholders to include the pledgee, transferee or other successors in interest as Selling Stockholders under this prospectus.

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The Selling Stockholders and any broker-dealers or agents that are involved in selling the shares of common stock held by the Selling Stockholders or its transferees, pledgees or other successors in interest may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

We are required to pay all fees and expenses incident to the registration of the shares of common stock held by the Selling Stockholders. We have agreed to indemnify the Selling Stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

The Selling Stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares of common stock, nor is there an underwriter or coordinating broker acting in connection with a proposed sale of common stock by any Selling Stockholder. If we are notified by any Selling Stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares of his, her, or its common stock, if required, we will file a supplement to this prospectus. If the Selling Stockholders use this prospectus for any sale of their shares of common stock, they will be subject to the prospectus delivery requirements of the Securities Act.

In order to comply with the securities laws of some states, if applicable, the common stock held by the Selling Stockholders or its transferees, pledgees or other successors in interest may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the Selling Stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the Selling Stockholders and their affiliates. In addition, to the extent applicable we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the Selling Stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The Selling Stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed with the Selling Stockholders to keep the registration statement of which this prospectus constitutes a part effective until the earliest of (1) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement and (2) the date on which all of the shares may be sold without restriction pursuant to Rule 144 of the Securities Act.

LEGAL MATTERS

Certain legal matters with respect to the validity of the securities being offered by this prospectus will be passed upon by Sichenzia Ross Ference Carmel LLP, New York, New York.

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100,000 Shares of Common Stock

COLLAB Z INC.

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RESALE PROSPECTUS

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You should rely only on the information contained in this prospectus. No dealer, salesperson or other person is authorized to give information that is not contained in this prospectus. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of the delivery of this prospectus or the sale of these securities.

, 2025

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by Collab Z Inc., or the Registrant, in connection with the sale of our common stock being registered. The Registrant will bear all of the below fees and expenses, which are inclusive of the fees and expenses incidental to the registration of our common stock and the selling stockholders’ shares. All amounts shown are estimates except for the Securities and Exchange Commission (“SEC”) registration fee, the Financial Industry Regulatory Authority, Inc. (“FINRA”) filing fee, and the Nasdaq Capital Market listing fee.

Amount
SEC registration fee	$
Nasdaq Capital Market listing fee
FINRA filing fee
Accounting fees and expenses
Legal fees and expenses
Transfer agent fees and expenses
Printing and related fees and expenses
Miscellaneous fees and expenses
Total	$

*	Estimated.

Item 14. Indemnification of Directors and Officers

Neither our articles of incorporation nor bylaws prevent us from indemnifying our officers, directors and agents to the extent permitted under the Nevada Revised Statutes (“NRS”). NRS Section 78.7502, provides that a corporation may indemnify any director, officer, employee or agent of a corporation against expenses, including fees, actually and reasonably incurred by him in connection with any defense to the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to Section 78.7502(1) or 78.7502(2), or in defense of any claim, issue or matter therein.

NRS 78.7502(1) provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he: (a) is not liable pursuant to NRS 78.138; or (b) acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

NRS Section 78.7502(2) provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he: (a) is not liable pursuant to NRS 78.138; or (b) acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals there from, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

NRS Section 78.747 provides that except as otherwise provided by specific statute, no director or officer of a corporation is individually liable for a debt or liability of the corporation, unless the director or officer acts as the alter ego of the corporation. The court as a matter of law must determine the question of whether a director or officer acts as the alter ego of a corporation.

Our Bylaws provide that we will indemnify our directors and executive officers to the fullest extent not prohibited by the NRS, as amended from time to time, or any other applicable law, provided, however, that the we may modify the extent of such indemnification by individual contracts with our directors and executive officers, and, provided, further, that we shall not be required to indemnify any director or executive officer in connection with any proceeding (or part thereof) initiated by such person unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Board of Directors of the corporation, (iii) such indemnification is provided by the corporation, in its sole discretion, pursuant to the powers vested in the corporation under the Act or any other applicable law or (iv) such indemnification is required to be made under the amended Bylaws. We have the power to indemnify our other officers, employees and other agents as set forth in the NRS or any other applicable law. The Board of Directors shall have the power to delegate the determination of whether indemnification shall be given to any such person except executive officers to such officers or other persons as the Board of Directors shall determine. To the fullest extent permitted by the NRS, or any other applicable law, upon approval by our Board of Directors, we may purchase insurance on behalf of any person required or permitted to be indemnified pursuant to our amended Bylaws.

If a claim is not paid in full by the Company, the claimant may at any time thereafter bring suit against the Company to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to be paid also the expense of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where any undertaking required by the By-laws of the Company has been tendered to the Company) that the claimant has not met the standards of conduct which make it permissible under the NRS for the Company to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the Company. Neither the failure of the Company (including its Board of Directors, legal counsel, or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the NRS, nor an actual determination by the Company (including its Board of Directors, legal counsel, or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct. Indemnification shall include payment by the Company of expenses in defending an action or proceeding in advance of the final disposition of such action or proceeding upon receipt of an undertaking by the person indemnified to repay such payment if it is ultimately determined that such person is not entitled to indemnification.

We intend to enter into separate indemnification agreements with our directors and officers. Each indemnification agreement will provide, among other things, for indemnification to the fullest extent permitted by law and our amended and restated certificate of incorporation and bylaws against any and all expenses, judgments, fines, penalties and amounts paid in settlement of any claim. The indemnification agreements will provide for the advancement or payment of all expenses to the indemnitee and for reimbursement to us if it is found that such indemnitee is not entitled to such indemnification under applicable law and our articles of incorporation and bylaws.

We are in the process of obtaining standard policies of insurance under which coverage is provided (a) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act, and (b) to us with respect to payments which we may make to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

The underwriting agreement, filed as Exhibit 1.1 to this registration statement, will provide for indemnification, under certain circumstances, by the underwriter of us and our officers and directors for certain liabilities arising under the Securities Act or otherwise.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 15. Recent Sales of Unregistered Securities.

Since the Company’s incorporation, it has granted or issued the following securities of the registrant that were not registered under the Securities Act of 1933, as amended.

Series B Private Placement

Pursuant to a Certificate of Designation filed with the Secretary of State of Nevada on June 5, 2025, we are authorized to issue up to 1,250,000 shares of Series B Preferred Stock with a stated value of $4.00 per share. Pursuant to a securities purchase agreement, dated May 27, 2025, we sold 75,000 shares of Series B Preferred Stock to one accredited investor for an aggregate purchase price of $300,000.

Joint Ventures

In March and April 2025, we entered into, the Joint Venture Agreements with five unaffiliated entities to form joint venture companies in Nevada, wherein we hold 40% ownership stake in each joint venture company. For four of the five joint venture agreements, the Company issued 10,000 shares for each joint venture entity, which valued $20,000 under the price of $2.00 per share, as part of the capital funding for the joint venture. For the remaining agreement, the Company issued 20,000 shares for the joint venture entity, which valued $40,000 under the price of $2.00 per share of our common stock, as part of the capital funding for the joint venture.

Item 16. Exhibits.

(a) Exhibits.

Exhibit No.	Description
1.1*	Form of Underwriting Agreement
2.1*	Form of Reorganization Agreement and Plan of Share Exchange dated December 30, 2024 by and among the Registrant, Collab CA LLC and its shareholders.
3.1*	Articles of Incorporation of the Registrant
3.2*	Bylaws of the Registrant
3.3*	Series X Preferred Stock Certificate of Designation
3.4*	Series B Preferred Stock Certificate of Designation
4.1*	Form of Representative’s Warrant.
5.1*	Opinion of Counsel to the Registrant.
10.1*	Form of Securities Purchase Agreement
10.2*	Form of Cancellation and Release Agreement
10.3*	SAFE Agreement between Khyati Mody Company and Collab CA LLC dated April 25, 2023
10.4*	Form of Property Management Agreement
10.5*	Form of Limited Liability Company Agreement
10.6*	Advisory Agreement between Blake Elliot Inc. and Collab (USA) Capital LLC dated May 6, 2024.
10.7*	Consulting Agreement by and between Zhaoju (“Kelly”) Shen and Collab CA LLC dated October 23, 2024
10.8*	Software Development Agreement by and between Collab CA LLC and Veretech PTY LTD dated December 16, 2024
10.9*	Director Agreement, dated October 11, 2022, between the Company and William Caragol
14.1*	Code of Business Conduct and Ethics
21.1*	List of Subsidiaries of the Registrant.
23.1*	Consent of DBBMcKennon
23.2*	Consent of Sichenzia Ross Ference Carmel LLP (included in Exhibit 5.1).
24.1	Power of Attorney (included on the signature page of this registration statement)
97.1*†	Executive Compensation Clawback Policy
99.1*	Audit Committee Charter
99.2*	Compensation Committee Charter
99.3*	Nominating and Corporate Governance Committee Charter
99.4*	Consent of Matt Gordon (director nominee)
99.5*	Consent of [●] (director nominee)
99.6*	Consent of [●] (director nominee)
99.7*	Consent of [●] (director nominee)
107*	Filing Fees

*	To be submitted by amendment

†	Management compensatory agreement.

(b) Financial Statement Schedules.

All financial statement schedules are omitted because the information called for is not required or is shown either in the financial statements or in the notes thereto.

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Orinda, on June 9, 2025.

COLLAB Z INC.

By:
Qiaojun Lai
Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Qiaojun Lai, as such person’s true and lawful attorneys-in-fact and agent, with full power of substitution and resubstitution, for such person and in such person’s name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and to sign any registration statement for the same offering covered by the Registration Statement that is to be effective upon filing pursuant to Rule 462 promulgated under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or such person’s substitute or substitutes, may lawfully do or cause to be done by virtue hereof. Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Position	Date

/s/	Chief Executive Officer	, 2025
Qiaojun Lai	(Principal Executive Officer)

/s/	Chief Financial Officer	, 2025
Jin Kuang	(Principal Financial and Accounting Officer)

/s/	Chairman	, 2025
William J. Caragol